Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 18

DATED JUNE 22, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 18 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 15 dated June 5, 2007, Supplement No. 16 dated June 15, 2007 and Supplement No. 17 dated June 19, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Business and Policies,” “Risk Factors,” “Management,” “Plan of Distribution” and “Financial Statements,” as described below.  You should read this Supplement No. 18 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Business and Policies

Acquisition of REITs

This subsection, which starts on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Acquisition of Winston Hotels, Inc.

Overview.  At a special meeting held on June 21, 2007, the common stockholders of Winston Hotels, Inc., referred to herein as “Winston,” voted to approve the merger that was previously disclosed in supplement no. 8 to our prospectus, dated April 5, 2007, among us, our wholly-owned subsidiary, Inland American Acquisition (Winston), LLC (“MergerCo”), Winston and WINN Limited Partnership, the operating partnership of Winston (“WINN”).  The merger is expected to close on or about July 1, 2007 and is subject to the closing conditions set forth in the agreement and plan of merger.  At the effective time of the merger, Winston will merge with and into MergerCo, with MergerCo continuing as the surviving entity of the merger.  We will purchase 100 units of partnership interest in WINN for a purchase price of $100.00, making us the sole limited partner of WINN.  At the effective time of the merger, each common unit of MergerCo will be converted into one common unit of the surviving entity of the merger and each issued and outstanding share of Winston’s common stock (other than shares owned by us, MergerCo, Winston, WINN and our and their respective subsidiaries) will be converted into, and cancelled in exchange for, the right to receive $15.00 in cash to be paid by us, without interest ($441 million in the aggregate).  We also will assume debt owed by Winston, which totaled $246 million as of March 31, 2007.  In addition, each issued and outstanding share of the Series B preferred stock of Winston will be converted into, and cancelled in exchange for, the right to receive an amount equal to the sum of (1) $25.38 per share ($93 million in the aggregate) plus (2) a dividend equal to $0.50 per share of Series B preferred stock ($1.8 million in the aggregate).  Further, each partnership interest in WINN that is not specifically designated as a Series B preferred unit will be converted into, and cancelled in exchange for, the right to receive an amount in cash equal to $15.00.  We will fund the merger consideration with cash on hand.

Immediately following the merger, we will convert the surviving entity from a limited liability company to a corporation, Inland American Winston Hotels, Inc.  A newly formed holding company, Inland American Lodging Group, Inc., will own 100% of the stock of Inland American Winston Hotels, Inc., including the 100 partnership units of WINN.

Background.  Winston is a real estate investment trust headquartered in Raleigh, North Carolina.  Acquiring Winston allows us to further diversify our portfolio by property type at what we believe are attractive risk adjusted returns and allows us the opportunity to further expand our joint venture platforms and lending activities.  Winston owns and develops hotel properties directly and through joint ventures, provides and acquires hotel loans and provides hotel development and asset management services. Winston conducts substantially all of its operations through WINN.  According to filings made by Winston with the SEC, as of March 31, 2007, Winston owned ownership interests in WINN equal to 95.77%.

Winston owns hotels directly or indirectly, through joint ventures.  Room revenue generated from hotels is the primary source of Winston’s revenue, although it also generates revenue through food and beverage, telephone, parking and other incidental sales at its hotels.  Winston also originates and buys loans, the proceeds of which are or have been used to fund hotel acquisitions.  According to filings made by Winston, as of June 21, 2007, Winston owned or was invested in fifty hotel properties in eighteen states, having an aggregate of 6,782 rooms, including forty-two wholly owned properties with an aggregate of 5,748 rooms, a 41.7% ownership interest in a joint venture that owned one hotel with 121 rooms, a 60% ownership interest in a joint venture that owned one hotel with 138 rooms, a 49% ownership interest in a joint venture that owned one hotel with 118 rooms, a 48.78% ownership interest in a joint venture that owned 147 rooms, a 13.05% ownership interest in a joint venture that owned three hotels with an aggregate of 387 rooms and a 0.21% ownership interest in a joint venture that owned one hotel with 123 rooms for which substantially all of the profit or loss generated by the joint venture is allocated to Winston.  As of March 31, 2007, the company had $29.5 million in loan receivables from owners of several hotels.  Winston does not hold an ownership interest in any of the hotels for which it has provided debt financing.

Litigation.  On June 11, 2007, the plaintiffs filed a motion seeking a temporary restraining order prohibiting the Winston stockholder meeting set for June 21, 2007 from occurring.  A hearing on the motion was held on June 19, 2007.  On June 20, 2007, the court denied the plaintiffs’ motion.

Risk Factors

To date, we have not owned any assets in the lodging industry.  Thus, acquiring Winston will expose us to additional risks such as those described below.  This discussion updates and supplements the discussion contained in our prospectus under the heading “Risk Factors,” which begins on page 17 of the prospectus, as previously supplemented:

Neither we nor our Business Manager or its affiliates have experience in the lodging industry.

Neither we nor our Business Manager or its affiliates have previously owned or managed lodging properties.  Although our Business Manager and its affiliates recently have hired persons with lodging experience, none of our senior executives or the senior executives of our Business Manager have experience owning and managing or overseeing third party managers of lodging properties.  Lodging properties present challenges that are different from the challenges presented by owning other property types.  There is no assurance we will be able to oversee management of these properties in an efficient manner or that we will be able to integrate and adapt Winston’s existing systems and procedures to our existing systems and procedures.  Failure to do so could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

Hotels are subject to different operating risks than our other properties.

Hotel properties are subject to different operating risks than our other properties.  These risks include, but are not limited to:

•                                          changes in supply of and demand for rooms impacts revenues far more quickly  than similar supply and demand changes for other property types which are generally leased on a longer term basis, compared to lodging facilities which are rented or leased on a day-to-day basis;

•                                          increases in operating costs due to inflation and other factors which may not be offset in the future by increased room rates, which are not generally subject to long-term leases;

•                                          increases in energy costs or airline fares or terrorist incidents which impact the propensity of people to travel immediately impact revenues although operating costs cannot be adjusted as quickly; and

•                                          a general inability to control operating costs, or to pass on a majority of these costs in contrast to other property types.

The hotel market is highly competitive and generally subject to greater volatility than our other market segments.

The hotel business is highly competitive and influenced by factors such as location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in the lodging market, and many of these competitors have substantially greater marketing and financial resources than we have. This competition, along with other factors, such as over-building in the hotel industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates.  The demand for hotel rooms will change much more rapidly than the demand for space at our other properties such as office buildings and shopping centers.  This volatility in room demand and occupancy rates could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

Because we are a REIT, we must rely on third parties to operate the hotels.

To continue qualifying as a REIT, we may not, among other things, operate any hotel, or directly participate in the decisions affecting the daily operations of any hotel.  Thus, third party managers under management agreements will have direct control over the daily operations of our hotel properties. We will not have the authority to directly control any particular aspect of the daily operations of any hotel, such as setting room rates. Thus, even if we believe our hotels are being operated in an inefficient or sub-optimal manner, we may not be able to require an immediate change to the method of operation. Our only alternative for changing the operation of our hotels may be to replace the third party manager of one or more hotels in situations where the applicable management agreement permits us to terminate the existing manager. If we are forced to terminate any management agreements, we cannot assure you that we will be able to find another manager or that we would be able to enter into new management agreements favorable to us. Any change of hotel management would cause a disruption in operations that could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

Conditions of franchise agreements could adversely affect us.

As of March 31, 2007, a total of fifty of Winston’s properties were operated under franchises with nationally recognized franchisors including Marriott International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group PLC, (formerly Six Continents PLC) and Choice Hotels International.  These agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor’s system. These standards are subject to change over time, in some cases at the discretion of the franchisor, and may restrict our ability to make improvements or modifications to a hotel without the consent of the franchisor. Conversely, these standards may require us to make certain improvements or modifications to a hotel, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment.  Compliance with these standards could require us to incur significant expenses or capital expenditures, all of which could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

These agreements also permit the franchisor to terminate the agreement in certain cases such as a failure to pay royalties and fees or perform our other covenants under the franchise agreement, bankruptcy, abandonment of the franchise, commission of a felony, assignment of the franchise without the consent of the franchisor or failure to comply with applicable law or maintain applicable standards in the operation and condition of the relevant hotel.  If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may be liable to the franchisor for a termination payment. These payments vary.  Also, these franchise agreements do not renew automatically.  Winston has received written notification from a franchisor that the franchise license agreements for three hotels, aggregating 455 rooms, which expire in January 2008, March 2009 and November 2010, will not be renewed. There can be no assurance that other licenses will be renewed upon the expiration thereof.  The loss of a number of franchise licenses and the related termination payments could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

Hotel operating costs and capital expenditures could adversely affect our cash flow.

Hotels typically must be renovated or otherwise improved on a fairly regular basis and generally more quickly than other property types, all of which could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

A substantial portion of the Winston portfolio is located in the southeastern United States.

At March 31, 2007, Winston owned thirty-two hotels located in the seven eastern seaboard states ranging from Maryland to Florida, including thirteen hotels located in North Carolina. Thus, adverse events in these areas, such as recessions, hurricanes or other natural disasters, could cause a loss of revenues from these hotels.  Further, several of the hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland.  Additionally, these hotels are exposed to salt water and humidity, which can increase or accelerate wear on the hotels’ weatherproofing and mechanical, electrical and other systems, and cause mold issues. As a result, we may incur additional operating costs and expenditures for capital improvements at these hotels.

This geographic concentration also exposes us to risks of oversupply and competition in these markets. Significant increases in the supply of hotel rooms without corresponding increases in demand could have a material adverse effect on our financial condition, results of operations and our ability to pay distributions to you.

Liability for underground storage tanks could adversely affect our financial condition.

Portions of the soil and groundwater under the Durham, North Carolina Hampton Inn have been contaminated by one or more leaking underground storage tanks from an adjacent property owned by a third-party. The North Carolina Department of Environment and Natural Resources classified the adjacent property as “low risk” and issued a “No Further Action” determination in November 2003. A Phase II environmental site assessment file review was conducted in February 2005 to review and obtain regulatory files related to the leaking underground tanks on the adjacent property. The Phase II file review indicated that the Durham Hampton Inn is restricted from use of groundwater and recommended additional investigation to determine the extent of contamination, if any, from the leaking tanks. Winston conducted an investigation in August 2005, which identified benzene in groundwater as the only volatile organic compound that exceeded the permitted concentration limits. We believe liability for future cleanup, if any, of this subsurface contamination most likely would be imposed on the third-party owner of the leaking underground storage tanks and not our subsidiary. We could, however, be responsible for cleaning up this site if, for instance, the owner of the leaking tanks refused or were financially unable to conduct a cleanup. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could have a material adverse effect on our financial condition, results of operations and our ability to pay distributions to you.

Any hotel mortgage loans that Winston originates or purchases are subject to the risks of delinquency and foreclosure.

We expect to carry on Winston’s business of originating and purchasing hotel mortgage loans.  These loans will be subject to risks of delinquency and foreclosure, and risks of loss. Typically we will have no recourse to the personal assets of our borrowers. The ability of a borrower to repay a loan collateralized by an income-producing property depends primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by the following risks specific to real property:

•                  increased costs imposed on hotel owners by franchisors such as hot and cold breakfasts, new linens and other required improvements;

•                  property management decisions;

•                  property location and condition;

•                  competition from comparable types of properties;

•                  changes in specific industry segments;

•                  declines in regional or local real estate values, or occupancy rates; and

•                  increases in interest rates, real estate tax rates and other operating expenses.

We will bear the risks of loss any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to you. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. We may also be forced to foreclose on properties outside of our traditional hotel investment expertise, be unable to sell these properties and be forced to incur substantial expenses to improve operations at the hotel.

Management

Compensation of Directors and Officers

This subsection, which starts on page 99 in the “Management” section of the prospectus, has been updated and modified as follows:

Effective July 1, 2007, we pay our independent directors an annual fee of $20,000, plus $750 for each in-person meeting of the board or a committee of the board and $500 for each meeting of the board or a committee of the board attended by telephone.  We also pay the chairperson of the audit committee an annual fee of $5,000.

Business and Policies

Borrowing

The second paragraph of this subsection, which starts on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

As a matter of policy, the aggregate borrowings secured by all of our assets will not exceed 55% of their combined fair market value.  For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or the value reported in the most recent appraisal of the asset, whichever is later.  In the case of assets acquired through a merger, we will use the value accorded to the assets on the acquisition balance sheet.  In addition, we may borrow money in connection with developing certain construction projects so long as the aggregate borrowing per property does not exceed $30 million and the loan to cost ratio for the loan does not exceed 75%.  We may fully guarantee any construction loan that satisfies these criteria.  Our articles limit the amount we may borrow, in the aggregate, to 300% of our net assets, which are defined as total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.  Any borrowings over this limit must be approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the reason for exceeding the limit.  In addition, a majority of the holders of common stock present at a meeting of the stockholders must approve any issuance of preferred stock that would cause our aggregate borrowings, including amounts payable by us in respect of the preferred stock, to exceed 300% of our net assets.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of June 20, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)
From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	430,656,227	4,306,562,270	452,189,038	3,854,373,232

Shares sold pursuant to our distribution reinvestment plan:	6,849,175	65,067,162	—	65,067,162

Shares repurchased pursuant to our share repurchase program:	(373,660)	(3,458,200)	—	(3,458,200)

	437,151,742	4,368,371,232	452,189,038	3,916,182,194

(1)                    Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)                    Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)                    Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.

Financial Statements

The following financial statements supplement the section entitled “Financial Statements,” which begins on page F-i of the prospectus.

F-i

Inland American Real Estate Trust, Inc.

Pro Forma Consolidated Balance Sheet

March 31, 2007

(unaudited)

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the acquisitions had occurred on March 31, 2007.

This unaudited Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been at March 31, 2007, nor does it purport to represent our future financial position. Pro forma adjustments have been made for the properties expected to be purchased in the Bradley Portfolio, ProLogis Properties, Shallotte Commons, Wickes Furniture, Six Pines Properties, The Landings at Clear Lake, Gravois Dillon, University House at Huntsville, University House at Gainesville, Pavilions at Hartman Heritage, Legacy Crossing, Northwest Marketplace, Lakeport Commons Shopping Center, Washington Park Plaza, Worldgate Plaza, The Villages at Kitty Hawk, Lakewood Commons Phase II, Spring Town Center III, Citizens Portfolio, Shops at Riverstone, Gravois Dillon-Phase II and the Company acquisition of Winston Hotels.  The Company considers the properties expected to be purchased in the Bradley Portfolio, Wickes Furniture, Spring Town Center III, Shops at Riverstone, Lakeport Commons Shopping Center, Washington Park Plaza, Gravois Dillon-Phase II and the Company acquisition of Winston Hotels to be probable under Rules 3-05 and 3-14 of Regulation S-X.

Inland American Real Estate Trust, Inc.

Pro Forma Consolidated Balance Sheet

March 31, 2007

(unaudited)

(Dollar amounts in thousands, except per share amounts)

	Historical	Pro Forma	Winston Hotels Historical	Winston Hotels Merger Adjustments
	(A)	Adjustments	(B)	(C)	Pro Forma
Assets
Net investment properties (D) (J)	$2,530,115	1,119,359	419,488	342,649	4,411,611
Assets held for sale	—	—	11,834	—	11,834
Cash and cash equivalents (K) (Q)	1,080,740	331,252	43,363	(589,800)	865,555
Restricted cash	69,221	—	—	—	69,221
Restricted escrows	18,470	(3,938)	—	—	14,532
Investment in marketable securities (M)	222,108	—	—	(12,110)	209,998
Investment in unconsolidated joint ventures (P)	2,866	80,391	3,927	—	87,184
Accounts and rents receivable	20,769	—	3,149	—	23,918
Notes receivable (I)	69,931	191,509	29,530	—	290,970
Due from related parties	54	—	—	—	54
Acquired in-place lease intangibles and customer relationship value (net of accumulated amortization) (D) (F)	233,670	96,654	—	—	330,324
Acquired above market lease intangibles (net of accumulated amortization) (D) (F)	10,367	83	—	—	10,450
Loan fees, leasing fees and loan fee deposits (net of accumulated amortization)	19,604	(2,160)	—	—	17,444
Other assets (H) (N)	15,176	(5,674)	36,006	(8,792)	36,716

Total assets	$4,293,091	1,807,476	547,297	(268,053)	6,379,811
Liabilities and Stockholders’ Equity
Mortgages and notes payable (D)	1,323,953	458,914	245,957	—	2,028,824
Accounts payable	2,217	—	18,889	—	21,106
Accrued offering costs	14,761	—	—	—	14,761
Accrued interest payable	944	—	—	—	944
Tenant improvement payable	2,899	—	—	—	2,899
Accrued real estate taxes	11,961	—	—	—	11,961
Distributions payable (R)	12,139	—	1,840	(1,840)	12,139
Security deposits	1,917	—	—	—	1,917
Prepaid rental income and recovery income	17,815	—	—	—	17,815
Acquired below market lease intangibles (net of accumulated amortization) (D) (F)	20,802	76	—	—	20,878
Restricted cash liability	69,221	—	—	—	69,221
Other financings (O)	50,522	1,876	—	—	52,398
Due to related parties	1,310	—	—	—	1,310
Deferred income tax	1,506	—	—	—	1,506

Total liabilities	1,531,967	460,866	266,686	(1,840)	2,257,679
Minority interests	288,224	—	15,592	—	303,816

Preferred stock (L)	—	—	37	(37)	—
Common stock (E) (L)	281	149	294	(294)	430
Additional paid-in capital (net of offering costs for pro forma) (E) (L)	2,511,522	1,346,461	352,312	(352,312)	3,857,983
Accumulated distributions in excess of net income (G) (L)	(61,167)	—	(87,624)	87,624	(61,167)
Accumulated other comprehensive income (M)	22,264	—	—	(1,194)	21,070

Total stockholders’ equity	2,472,900	1,346,610	265,019	(266,213)	3,818,316

Total liabilities and stockholders’ equity	$4,293,091	1,807,476	547,297	(268,053)	6,379,811

See accompanying notes to pro forma consolidated balance sheet.

Inland American Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Balance Sheet

March 31, 2007

(unaudited)

(Dollar amounts in thousands, except per share amounts)

(A)  The historical column represents the Company’s Consolidated Balance Sheet as of March 31, 2007 as filed with the Securities Exchange Commission on Form 10-Q.

(B)  The Winston Hotels Historical column represents Winston Hotels Consolidated Balance Sheet as of March 31, 2007 as filed with the Securities Exchange commission on Form 10-Q.

(C)  Represents adjustments to record the merger of Winston Hotels.

(D)  The pro forma adjustments reflect the acquisition of the following properties by the Company and its consolidated joint ventures. The Company is obligated under earnout agreements to pay for certain tenant space in its existing properties after the tenant moves into its space and begins paying rent. The mortgages payable represent mortgages obtained from a third party.  No pro forma adjustment has been made for prorations or other closing costs as the amounts are not significant.

	Acquisition	Mortgage
	Price	Payable
Purchases
Bradley Portfolio	$107,956	$84,513
ProLogis Properties	56,597	32,450
Six Pines Properties	265,636	158,500
The Landings at Clear Lake	34,000
Gravois Dillon	22,818	12,630
University House at Huntsville	1,350
University House at Gainesville	6,500
Pavilions at Hartman Heritage	39,818
Shallotte Commons	10,895	6,078
Legacy Crossing	19,171
Wickes Furniture	10,486
Northwest Marketplace	36,301
Lakeport Commons Shopping Center	55,834
Washington Park Plaza	43,500	30,600
Worldgate Plaza	109,000	59,950
Shops at Riverstone	53,941
Villages at Kitty Hawk	21,000
Lakewood Phase II	14,450
Spring Town Center III	6,758
Citizens Portfolio	291,905
Bay Colony	572
Brooks Corner	2,675
Gravois Dillon-Phase II	2,283
Carver Creek	691
Market at Hamilton	947
Parkway Centre North	936
Chesapeake Commons		8,900
Crossroads at Chesapeake		11,200
Fields Apartment Homes		18,700
Schneider Electric		11,000
Market at Hamilton		7,893
Waterford Place at Shadow Creek Ranch Apartments		16,500

Total	$1,216,020	$458,914

Inland American Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Balance Sheet

March 31, 2007

(unaudited)

(Dollar amounts in thousands, except per share amounts)

Allocation of net investments in properties:

Land	$248,320
Building and improvements	871,039
Acquired in-place lease intangibles and customer relationship value	96,654
Acquired above market lease intangibles	83
Acquired below market lease intangibles	(76)
Total	$1,216,020

(E)   Additional offering proceeds of $1,493,397, net of additional offering costs of $146,787 are reflected as received as of March 31, 2007 based on offering proceeds actually received as of June 20, 2007. Offering costs consist principally of registration costs, printing and selling costs, including commissions.

(F)   Acquired intangibles represent above and below market leases and the difference between the property valued with the existing in-place leases and the property valued as if vacant.  The value of the acquired leases values will be amortized over the lease term.  All locations are preliminary and subject to change.

(G)  No pro forma assumptions have been made for the additional payment of distributions resulting from the additional proceeds raised.

(H)  Change in Other assets of $(5,674) represents advance purchase deposits applied to the purchase price of properties purchased as described in (B).

(I)    The pro forma adjustments to notes receivable consist of three installment notes from separate unrelated parties totaling $191,509 interest rates ranging from 7.9% to 9.5%.

(J)   Represents the purchase of approximately $419,488 of Winston’s real estate assets plus the difference between the historical cost of Winston’s real estate assets and the estimated fair market value.  To the extent the fair value of net assets acquired is less than the purchase price, additional amounts could be allocated to identifiable intangible assets and/or goodwill and amounts are subject to change based on final valuation of the real estate acquired.

(K)  Represents the cash paid to Winston for distribution to its shareholders in accordance with the definitive merger agreement including $15.00 per common stock share, $25.38 per share for Series B preferred stock plus accrued dividends and approximately $65,000 in transaction costs.

(L)   Elimination of Winston equity accounts consistent with the purchase method of accounting.

(M) Represents the elimination of Winston common and preferred stock owned by the Company that is redeemed as part of the definitive merger agreement.

(N)  Write off of Winston’s deferred financing and franchise costs which are not assigned any value in the allocation of the merger acquisition cost.

(O)  IARETI has ownership interests in LLC’s which own the eight shopping centers in the Ahold Portfolio, Stop N Shop Hyde Park, Parkway Centre North – Outlot Building B and The Market at Hamilton.  These entities are considered VIE’s and IARETI is considered the primary beneficiary, therefore, these entities are consolidated.  Since the outside ownership interests are subject to a put/call arrangement requiring settlement for a fixed amount, the LLC’s are treated as 100% owned subsidiary by IARETI with the amount due the outside owners reflected as a financing and included within other financings.  Interest expense is recorded on the liability in an amount generally equal to the preferred return due to the outside owners as provided in the LLC agreements.

(P)   Adjustment to Investment in unconsolidated joint ventures consists of the Lauth Investment Properties, LLC joint venture.

(Q)  Proforma cash proceeds represent the aggregate cash proceeds received from the issuance of equity and mortgage financings through June 20, 2007 less the proforma net acquisition price of investments in real estate and other ventures.

(R)  Represents accrued dividends that will be paid to Winston shareholders in accordance with the definitive merger agreement.

Inland American Real Estate Trust, Inc.
Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007

(unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented to give effect to the acquisition of the properties indicated in Note B of the Notes to the Pro Forma Consolidated Statement of Operations and the Company acquisition of Winston Hotels as though they occurred on January 1, 2006 or the date significant operations commenced. Pro Forma adjustments have been made for ProLogis Properties, Shallotte Commons, Six Pines Properties, The Landings at Clear Lake, Gravois Dillon, Pavilions at Hartman Heritage, Northwest Marketplace, Lakeport Commons Shopping Center, Washington Park Plaza, Worldgate Plaza, Shops at Riverstone, The Villages at Kitty Hawk, Citizens Portfolio, the Company acquisition of Winston Hotels, the properties expected to be purchased in the Bradley Portfolio, and for properties purchased during the first quarter of 2007.  The Company considers the properties expected to be purchased in the Bradley Portfolio, Shops at Riverstone, Lakeport Commons Shopping Center, Washington Park Plaza, Gravois Dillon-Phase II and the Company acquisition of Winston Hotels as probable under Rules 3-05 and 3-14 of Regulation S-X.  No pro forma adjustments were made for Parkway Centre North Outlot Building B, Wickes Furniture, Lakewood Phase II, Spring Town Center III, Gravois Dillon Phase II and Legacy Crossing as the properties were completed in 2007 and there were no significant operations prior to the Company’s acquisition.

This unaudited Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations would have been for the three months ended March 31, 2007, nor does it purport to represent our future results of operations.

Inland American Real Estate Trust, Inc.
Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007 (unaudited)

(Amounts in thousands, except per share amounts)

				Winston
			Winston	Hotels
		Pro Forma	Hotels	Merger
	Historical	Adjustments	Historical	Adjustments
	(A)	(B)	(C)	(D)	Pro Forma

Rental income (F)	$50,561	24,051	—	—	74,612
Tenant recovery income	11,550	4,893	—	—	16,443
Other property income	1,620	—	—	—	1,620
Hotel operating income	—	—	43,318	—	43,318

Total income	63,731	28,944	43,318	—	135,993

General and administrative expenses	3,109	—	6,328	—	9,437
Property operating expenses (I)	10,284	7,728	—	—	18,012
Hotel operating expense	—	—	26,487	—	26,487
Real estate taxes	6,637	—	1,919	—	8,556
Depreciation and amortization (F) (G)	26,570	11,639	6,137	2,436	46,782
Business manager management fee (E)	1,500	—	—	—	1,500

Total expenses	48,100	19,367	40,871	2,436	110,774

Operating income (loss)	15,631	9,577	2,447	(2,436)	25,219

Loss on extinguishment of debt	—	—	(272)	—	(272)
Loss on sale of notes receivable	—	—	(5,322)	—	(5,322)
Interest and dividend income	10,722	—	1,720	—	12,442
Other income	46	—	—	—	46
Interest expense (J) (K)	(17,610)	(7,340)	(3,896)	—	(28,846)
Equity in earnings of unconsolidated entities	169	—	1,304	—	1,473
Fee income from unconsolidated joint ventures	—	—	68	—	68
Realized gain on securities	5,688	—	—	—	5,688

Income (loss) before income tax and minority interest	14,646	2,237	(3,951)	(2,436)	10,496

Income tax expense	(219)	—	(11)	—	(230)
Minority interest	(2,338)	(16)	450	—	(1,904)

Net income (loss) applicable to common shareholders	$12,089	2,221	(3,512)	(2,436)	8,362

Weighted average number of shares of common stock outstanding, basic and diluted (H)	205,589,116				429,716,995

Net income per share, basic and diluted (H)	.06				.02

See accompanying notes to pro forma consolidated statement of operations.

Inland American Real Estate Trust, Inc.
Notes to Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007

(unaudited)

(A)  The historical information represents the consolidated historical statement of operations of the Company for the three months ended March 31, 2007 as filed with the Securities Exchange Commission.

(B)  Total pro forma adjustments for acquisitions consummated as of June 20, 2007 are as though the properties were acquired January 1, 2006. No pro forma adjustments were made for Parkway Centre North Outlot B, Wickes Furniture, Lakewood Phase II, Spring Town Center III, Gravois Dillon Phase II and Legacy Crossing as the properties were completed in 2007 and there were no significant operations prior to the Company’s acquisition.

Unaudited combined gross income and direct operating expenses presented from January 1, 2006 through the date of acquisition is based on information provided by the Seller for the following properties:

Bradley Portfolio	Pavilions at Hartman Heritage	Worldgate Plaza
ProLogis Properties	Villages at Kitty Hawk	Shops at Riverstone
Shallotte Commons	Northwest Marketplace	Schneider Electric
Six Pines Properties	Lakeport Commons Shopping Center	Market at Hamilton
The Landings at Clear Lake	Citizens Portfolio	Chesapeake Commons
Gravois Dillon	Washington Park Plaza	Crossroads at Chesapeake
Fields Apartment Homes	AT&T - Cleveland	Waterford Place at Shadow
Creek Ranch Apartments

(C)  The historical information represents the consolidated historical statement of operations of Winston Hotels for the three months ended March 31, 2007 as filed with the Securities Exchange Commission.

(D)  Represents adjustments to record the merger of Winston Hotels.

(E)   No pro forma adjustment has been made related to the business manager management fee as it is assumed that a greater fee would not have been paid as a result of the purchase of these additional properties.

(F)   Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of 30 years for building and improvements and 15 years for site improvements.  That portion of the purchase price that is allocated to above or below lease intangibles will be amortized on a straight-line basis over the life of the related leases as an adjustment to rental income.  Other leasing costs, tenant improvements, in-place lease intangibles and customer relationship values will be amortized on a straight-line basis over the life of the related leases as a component of amortization expense.

(G)  To reflect depreciation expense using a 30 year life for building and a five year life for furniture, fixtures, and equipment based upon the preliminary purchase price allocation.  The adjustment is calculated as follows:

Adjusted value of real estate assets	$762,137
Less: Non-depreciable real estate assets	(67,769)
Depreciable real estate assets	$694,368
Depreciation expense for three months	8,573
Less: Depreciation recorded by Winston	(6,137)
Depreciation expense adjustment	$2,436

The allocation of the fair market value of real estate assets between building and improvement and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.  To the extent the fair value of net assets acquired is less than the purchase price, additional amounts could be allocated to identifiable intangible assets and/or goodwill.

(H)  The pro forma weighted average shares of common stock outstanding for the three months ended March 31, 2007 was calculated assuming all shares sold to purchase each of the properties were issued on January 1, 2006.  To the extent the fair value of net assets acquired is less than the purchase price, additional amounts could be allocated to identifiable intangible assets and/or goodwill.

(I)    Management fees are calculated as 4.5% of gross revenues pursuant to the management agreement and are included in property operating expenses.  For the three months ended March 31, 2007, pro forma property operating expenses included management fees of $1,302.

Inland American Real Estate Trust, Inc.
Notes to Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007
(unaudited)

(J)   IARETI has ownership interests in LLC’s which own the eight shopping centers in the Ahold Portfolio, Stop N Shop Hyde, Parkway Centre North - Outlot Building B and The Market at Hamilton.  These entities are considered VIE’s and IARETI is considered the primary beneficiary, therefore, these entities are consolidated.  Since the outside ownership interests are subject to a put/call arrangement requiring settlement for a fixed amount, the LLC’s are treated as 100% owned subsidiary by IARETI with the amount due the outside owners reflected as a financing and included within other financings.  Interest expense is recorded on the liability in an amount generally equal to the preferred return due to the outside owners as provided in the LLC agreements.  For the three months ended March 31, 2007, the pro forma interest expense included other financing interest expense of $4.

(K)  The pro forma adjustments relating to interest expense were based on the following debt terms:

	Principal	Interest	Maturity
	Balance	Rate	Date

Bradley Portfolio (1)	34,479	5.9480%	07/01/2017
Bradley Portfolio (2)	10,500	5.6600%	11/01/2025
Bradley Portfolio (3)	39,534	5.5400%	01/01/2013
ProLogis Properties	32,450	5.5200%	06/01/2017
Shallotte Commons	6,078	5.7650%	06/01/2012
Washington Park Plaza	30,600	5.9200%	05/11/2016
Chesapeake Commons	8,900	5.3810%	06/01/2012
Crossroads at Chesapeake	11,200	5.4050%	06/01/2012
Fields Apartment Homes	18,700	5.3229%	06/01/2017
Schneider Electric	11,000	5.7610%	06/01/2012
Six Pines Properties	158,500	5.4100%	06/01/2017
Market at Hamilton	7,893	5.7700%	06/01/2012
Gravois Dillon	12,630	5.4950%	07/01/2017
Worldgate Plaza	59,950	5.5240%	07/01/2017
C&S Portfolio	82,500	5.4809%	04/01/2037
State Street Plaza	10,450	5.6230%	03/11/2012

Inland American Real Estate Trust, Inc.
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2006
(unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented to give effect to the acquisition of the properties indicated in Note B of the Notes to the Pro Forma Consolidated Statement of Operations and the Company acquisition of Winston Hotels as though they occurred on January 1, 2006 or the date significant operations commenced. Pro Forma adjustments have been made for the Bradley Portfolio, ProLogis Properties, Shallotte Commons, Six Pines Properties, The Landings at Clear Lake, Gravois Dillon, Pavilions at Hartman Heritage, Northwest Marketplace, Lakeport Commons Shopping Center, Washington Park Plaza, Worldgate Plaza, Shops at Riverstone, Villages at Kitty Hawk, Citizens Portfolio, the Company acquisition of Winston Hotels and for properties purchased during 2006 and the first quarter of 2007.  The Company considers the properties expected to be purchased in the Bradley Portfolio, Shops at Riverstone, Lakeport Commons Shopping Center, Washington Park Plaza and the Company acquisition of Winston Hotels as probable under Rules 3-05 and 3-14 of Regulation S-X.  No pro forma adjustments were made for Brooks Corner, The Plaza at Eagle’s Landing, Parkway Centre North I, Parkway Centre North – Outlot Building B, The Shops at Sherman Plaza, New Forest Crossing II, Wickes Furniture, Spring Town Center III, Legacy Crossing, Gravois Dillon-Phase II or Lakewood Phase II as the properties were completed in 2006 or 2007 and there were no significant operations prior to the Company’s acquisition.

This unaudited Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations would have been for the year ended December 31, 2006, nor does it purport to represent our future results of operations.

 Inland American Real Estate Trust, Inc.
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2006 (unaudited)
(Amounts in thousands, except per share amounts)

					Winston
				Winston	Hotels
		Pro Forma	Pro Forma	Hotels	Merger
	Historical	Adjustments	Adjustments	Historical	Adjustments
	(A)	(B)	(C)	(D)	(E)	Pro Forma

Rental income (G)	$98,419	43,211	133,332	—	—	274,962
Tenant recovery income	21,547	11,887	28,069	—	—	61,503
Other property income	3,236	—	—	—	—	3,236
Hotel operating income	—	—	—	165,883	—	165,883

Total income	123,202	55,098	161,401	165,883	—	505,584

General and administrative expenses	7,613	—	—	11,343	—	18,956
Business manager management fee (F)	2,400	—	—	—	—	2,400
Property operating expenses (J)	20,951	18,894	37,187	—	—	77,032
Hotel operating expenses	—	—	—	99,206	—	99,206
Real estate taxes	11,840	—		7,016	—	18,856
Depreciation and amortization (G) (H)	49,681	24,358	67,566	22,056	12,867	176,528

Total expenses	92,485	43,252	104,753	139,621	12,867	392,978

Operating income (loss)	30,717	11,846	56,648	26,262	(12,867)	112,606

Loss on extinguishment of debt	—	—	—	(3,961)	—	(3,961)
Interest and dividend income	23,289	—	—	8,694	—	31,983
Other expense	(28)	—	—	—	—	(28)
Interest expense (K) (L)	(31,553)	(14,673)	(47,916)	(17,553)	—	(111,695)
Equity in earnings of unconsolidated entities	13	—	—	86	—	99
Fee income from unconsolidated joint ventures		—		227	—	227
Realized gain on securities	4,096	—	—	—	—	4,096

Net income (loss) before income taxes and minority interest	26,534	(2,827)	8,732	13,755	(12,867)	33,327

Income tax expense	(1,393)	—	—	(1,890)	—	(3,283)
Minority interest	(24,010)	—	(1,430)	(733)	—	(26,173)

Net income (loss) applicable to common shareholders	$1,131	(2,827)	7,302	11,132	(12,867)	3,871

Weighted average number of shares of common stock outstanding, basic and diluted (I)	68,374,630					429,716,995

Net income per share, basic and diluted (I)	.02					.01

See accompanying notes to pro forma consolidated statement of operations.

Inland American Real Estate Trust, Inc.
Notes to Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2006
(unaudited)

(A)  The historical information represents the consolidated historical statement of operations of the Company for the year ended December 31, 2006 as filed with the Securities Exchange Commission.

(B)  Total pro forma adjustments for acquisitions consummated as of June 20, 2007 by the Company and its consolidated joint ventures are as though the properties were acquired January 1, 2006.

Audited combined gross income and direct operating expenses as prepared in accordance with Rule 3-14 of Regulation S-X for the following properties:

Shops at Riverstone	Pavilions at Hartman Heritage
Six Pines Properties	ProLogis Properties
Worldgate Plaza	Waterford Place at Shadow Creek Ranch
Lakeport Commons	Fields Apartment Homes

(C)  Total pro forma adjustments for acquisitions consummated as of June 20, 2007 are as though the properties were acquired January 1, 2006. No pro forma adjustments were made for Brooks Corner, The Plaza at Eagle’s Landing, Parkway Centre North I, Parkway Centre North – Outlot Building B, The Shops at Sherman Plaza, New Forest Crossing II, Wickes - Lake Zurich, Spring Town Center III, Lakewood Phase II, Gravois Dillon-Phase II or Legacy Crossing as the properties were completed in 2006 and 2007 and there were no significant operations prior to the Company’s acquisition.

Unaudited combined gross income and direct operating expenses presented from January 1, 2006 through December 31, 2006 is based on information provided by the Seller for the following properties:

Southgate Apartments	The Market at Hilliard	Washington Mutual
Canfield Plaza	Dulles Executive Plaza	Hyde Park Stop N Shop
Shakopee Shopping Center	IDS Center	Lakewood Shopping Center
Ahold Portfolio	Bradley Portfolio	New Quest Portfolio
Lincoln Mall	Lincoln Village	(properties purchased in 2006)
Monadnock Marketplace	Chesapeake Commons	Buckhorn Plaza
Thermo Process Systems	Crossroads at Chesapeake Commons	AT&T - St. Louis
Fabyan Randall	Market at Hamilton	Schneider Electric
State Street Market	The Landings at Clear Lake	C & S Portfolio
Shallotte Commons	AT&T - Cleveland	Citizens Portfolio
Northwest Plaza	Villages of Kitty Hawk	Washington Park Plaza
Gravois Dillon

(D)  The historical information represents Winston Hotel’s consolidated historical statement of operations for the year ended December 31, 2006 as filed with the Securities Exchange Commission.

(E)   Represents adjustments to record the merger of Winston Hotels.

(F)   No pro forma adjustment has been made related to the business manager management fee as it is assumed that a greater fee would not have been paid as a result of the purchase of these additional properties.

(G)  Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of 30 years for building and improvements and 15 years for site improvements.  That portion of the purchase price that is allocated to above or below lease intangibles will be amortized on a straight-line basis over the life of the related leases as an adjustment to rental income.  Other leasing costs, tenant improvements, in-place lease intangibles and customer relationship values will be amortized on a straight-line basis over the life of the related leases as a component of amortization expense.

Inland American Real Estate Trust, Inc.
Notes to Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2006
(unaudited)

(H)  To reflect depreciation expense using a 30 year life for building and a five year life for furniture, fixtures, and equipment based upon the preliminary purchase price allocation.  The adjustment is calculated as follows:

Adjusted value of real estate assets	$762,137
Less: Non-depreciable real estate assets	(67,769)
Depreciable real estate assets	$694,368
Depreciation expense for three months	34,923
Less: Depreciation recorded by Winston	(22,056)
Depreciation expense adjustment	$12,867

The allocation of the fair market value of real estate asets between building and improvement and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(I)    The pro forma weighted average shares of common stock outstanding for the year ended December 31, 2006 was calculated assuming all shares sold to purchase each of the properties were issued on January 1, 2006.

(J)   Management fees are calculated as 4.5% of gross revenues pursuant to the management agreement and are included in property operating expenses.  For the twelve months ended December 31, 2006, pro forma property operating expenses included management fees of $9,721.

(K)  IARETI has ownership interests in LLC’s which own or will own in the future the eight shopping centers in the Ahold Portfolio and Stop N Shop Hyde Park, and The Market at Hamilton.  These entities are considered VIE’s and IARETI is considered the primary beneficiary, therefore, these entities are consolidated.  Since the outside ownership interests are subject to a put/call arrangement requiring settlement for a fixed amount, the LLC’s are treated as 100% owned subsidiary by IARETI with the amount due the outside owners reflected as a financing and included within other financings.  Interest expense is recorded on the liability in an amount generally equal to the preferred return due to the outside owners as provided in the LLC agreements.  For the twelve months ended December 31, 2006, the interest expense included other financing interest expense of $1,069.

(L)   The pro forma adjustments relating to interest expense were based on the following debt terms:

	Principal	Interest	Maturity
	Balance	Rate	Date
Sherman Town Center	38,449	4.9500%	07/01/2014
Spring Town Center	7,629	4.8700%	01/01/2015
Eldridge Lakes Town Center	7,504	4.8800%	12/01/2014
CyFair Town Center	5,673	4.8300%	12/01/2014
Hyde Park Stop N Shop	8,100	5.2450%	02/01/2013
Lakewood Shopping Center	11,715	6.0100%	04/01/2024
Monadnock Marketplace	26,785	4.8800%	03/01/2013
Thermo Process Facility	8,201	5.2400%	03/11/2031
Southgate Apartments	10,725	5.4130%	05/01/2016
Shakopee Center	8,800	5.3000%	07/01/2011
Ahold Portfolio 1	41,456	5.1400%	08/11/2011
Ahold Portfolio 2	35,497	5.1700%	08/01/2013
Canfield Plaza	7,575	5.2200%	09/01/2013
Fabyan Randall	13,400	5.3750%	11/01/2013
Dulles Executive Plaza	68,750	5.8510%	09/01/2016
IDS	161,000	5.0000%	01/10/2010
Bradley Portfolio (1)	227,430	6.1130%	11/01/2016
Bradley Portfolio (2)	10,500	5.6627%	11/01/2025
Bradley Portfolio (3)	39,534	5.5400%	01/01/2013
Lincoln Mall	33,835	5.0000%	09/01/2013
Buckhorn Plaza	9,025	5.9930%	12/01/2016
The Market at Hilliard	11,220	5.9630%	12/01/2016
State Street Market	10,450	5.6230%	03/11/2012

Inland American Real Estate Trust, Inc.
Notes to Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2006
(unaudited)

ProLogis Properties	32,450	5.5200%	06/01/2017
Shallotte Commons	6,078	5.7650%	06/01/2012
Washington Park Plaza	30,600	5.9200%	05/11/2016
Chesapeake Commons	8,900	5.3810%	06/01/2012
Crossroads at Chesapeake	11,200	5.4050%	06/01/2012
Fields Apartment Homes	18,700	5.3229%	06/01/2017
Schneider Electric	11,000	5.7610%	06/01/2012
Six Pines Properties	158,500	5.4100%	06/01/2017
Market at Hamilton	7,893	5.7700%	06/01/2012
Lakeview Technology Center	14,470	4.9000%	02/11/2011
Bridgeside Point	17,325	5.2000%	02/11/2031
Triangle Center	23,600	4.8300%	03/01/2011
Lincoln Village	22,035	5.3210%	12/01/2016
Washington Mutual	20,115	5.9430%	12/01/2016
AT&T-St. Louis	112,695	5.3430%	01/01/2037
C&S Portfolio	82,500	5.4800%	04/01/2037
Gravois Dillon	12,630	5.4950%	07/01/2017
Worldgate Plaza	59,950	5.2700%	07/01/2017

Item 8.                 Financial Statements and Supplementary Data.

The following consolidated financial statements are included herein:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Winston Hotels, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Winston Hotels, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the accompanying financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  These financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18 to the consolidated financial statements, in 2005, the Company adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations”.

March 14, 2007, except with respect to our opinion

on the consolidated financial statements insofar as

it relates to the effects of the discontinued operations

discussed in Note 5, as to which the date is June 22, 2007

WINSTON HOTELS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

As of December 31,	2006	2005
ASSETS
Land	$59,803	$55,758
Buildings and improvements	430,968	422,081
Furniture and equipment	66,745	63,048
Operating properties	557,516	540,887
Less accumulated depreciation	140,826	139,259
	416,690	401,628
Properties under development and land for development	11,748	25,139
Net investment in hotel properties	428,438	426,767

Assets held for sale	10,327	11,009
Corporate furniture, fixtures and equipment, net	551	371
Cash	7,822	15,047
Accounts receivable, net	2,723	3,820
Notes receivable	52,146	38,050
Investment in joint ventures	4,210	1,795
Deferred expenses, net	9,490	6,807
Prepaid expenses and other assets	14,135	12,556
Deferred tax asset	10,367	11,471
Total assets	$540,209	$527,693

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

Lines of credit	$7,850	$157,896
Mortgage loans	231,694	99,874
Accounts payable and accrued expenses	21,479	27,915
Distributions payable	6,413	6,011
Total liabilities	267,436	291,696

Minority interest	13,804	12,786

Commitments and contingencies (See Notes 18 and 20)	—	—

Shareholders’ equity:
Preferred stock, Series B, $.01 par value, 5,000 shares authorized, 3,680 shares issued and outstanding (liquidation preference of $93,840)	37	37
Common stock, $.01 par value, 50,000 shares authorized, 29,191 and 26,509 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	292	265
Additional paid-in capital	351,274	325,238
Unearned compensation	—	(1,454)
Distributions in excess of earnings	(92,634)	(100,875)
Total shareholders’ equity	258,969	223,211
Total liabilities, minority interest and shareholders’ equity	$540,209	$527,693

See Notes to the Consolidated Financial Statements

WINSTON HOTELS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

Years ended December 31,	2006	2005	2004
Operating revenue:
Rooms	$148,655	$113,293	$95,407
Food and beverage	11,432	7,875	5,253
Other operating departments	5,796	3,779	2,985
Percentage lease revenue	—	—	701
Joint venture fee income	227	250	181
Total operating revenue	166,110	125,197	104,527
Hotel operating expenses:
Rooms	30,137	24,106	20,674
Food and beverage	8,185	6,006	4,036
Other operating departments	4,139	2,750	2,206
Undistributed operating expenses:
Property operating	32,174	24,423	20,643
Real estate taxes and property and casualty insurance	7,661	6,198	5,347
Franchise	10,102	8,124	6,754
Maintenance and repair	7,886	6,328	5,206
Management fees	5,938	3,589	2,358
General and administrative	11,343	7,943	6,858
Depreciation	19,941	15,607	13,458
Amortization	2,115	1,498	1,383
Total operating expenses	139,621	106,572	88,923
Operating income	26,489	18,625	15,604
Loss on extinguishment of debt	(3,961)	—	—
Interest and other income	8,694	7,045	2,196
Interest expense	(17,553)	(11,633)	(7,157)
Income before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in income (loss) of unconsolidated joint ventures	13,669	14,037	10,643
Income allocation to minority interest in Partnership	(170)	(290)	(132)
Income allocation to minority interest in consolidated joint ventures	(563)	(410)	(255)
Income tax benefit (expense)	(1,890)	(681)	1,474
Equity in income (loss) of unconsolidated joint ventures	86	625	(61)
Income from continuing operations	11,132	13,281	11,669
Discontinued operations:
Income from discontinued operations	3,782	4,356	5,639
Gain on sale of discontinued operations	17,485	366	15
Loss on impairment of assets held for sale	—	(12,386)	(440)
Income before cumulative effect of changes in accounting principles	32,399	5,617	16,883
Cumulative effect of changes in accounting principles, net	—	(364)	—
Net income	32,399	5,253	16,883
Preferred stock distribution	(7,360)	(7,360)	(7,315)
Loss on redemption of Series A Preferred Stock	—	—	(1,720)
Net income (loss) available to common shareholders	$25,039	$(2,107)	$7,848
Basic weighted average number of common shares outstanding	27,475	26,302	26,224
Diluted weighted average number of common shares outstanding	28,943	27,680	27,555
Income (loss) per common share basic and diluted:
Income from continuing operations	$0.14	$0.22	$0.10
Income (loss) from discontinued operations	0.77	(0.29)	0.20
Cumulative effect of changes in accounting principles, net	—	(0.01)	—
Net income (loss) available to common shareholders	$0.91	$(0.08)	$0.30
Per share dividends to common shareholders	$0.60	$0.60	$0.60

See Notes to the Consolidated Financial Statements

WINSTON HOTELS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in thousands, except per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in	Unearned	Distributions In Excess of	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Dollars	Shares	Dollars	Capital	Compensation	Earnings	Loss	Equity

Balances at December 31, 2003	3,000	$30	26,271	$263	$307,089	$(527)	$(74,888)	$(33)	$231,934
Issuance of shares and other	3,680	37	127	1	90,108	(1,328)	—	—	88,818
Redemption of preferred A stock	(3,000)	(30)	—	—	(73,250)	—	(1,720)	—	(75,000)
Distributions ($0.60 per common share)	—	—	—	—	—	—	(15,822)	—	(15,822)
Distributions ($0.353 per preferred A share)	—	—	—	—	—	—	(1,059)	—	(1,059)
Distributions ($1.70 per preferred B share)	—	—	—	—	—	—	(6,256)	—	(6,256)
Unearned compensation amortization	—	—	—	—	—	710	—	—	710
Net income	—	—	—	—	—	—	16,883	—
Unrealized gain on derivative instruments	—	—	—	—	—	—	—	33
Comprehensive income									16,916
Balances at December 31, 2004	3,680	$37	26,398	$264	$323,947	$(1,145)	$(82,862)	$—	$240,241
Issuance of shares and other	—	—	111	1	1,291	(1,256)	—	—	36
Distributions ($0.60 per common share)	—	—	—	—	—	—	(15,906)	—	(15,906)
Distributions ($2.00 per preferred B share)	—	—	—	—	—	—	(7,360)	—	(7,360)
Unearned compensation amortization	—	—	—	—	—	947	—	—	947
Net income	—	—	—	—	—	—	5,253	—	5,253
Balances at December 31, 2005	3,680	$37	26,509	$265	$325,238	$(1,454)	$(100,875)	$—	$223,211
Issuance of shares and other	—	—	2,682	27	25,778	—	—	—	25,805
Presentation reclassification - SFAS 123R adoption	—	—	—	—	(1,454)	1,454	—	—	—
Restricted stock expense recognition	—	—	—	—	1,712	—	—	—	1,712
Distributions ($0.60 per common share)	—	—	—	—	—	—	(16,798)	—	(16,798)
Distributions ($2.00 per preferred B share)	—	—	—	—	—	—	(7,360)	—	(7,360)
Net income	—	—	—	—	—	—	32,399	—	32,399
Balances at December 31, 2006	3,680	$37	29,191	$292	$351,274	$—	$(92,634)	$—	$258,969

See Notes to the Consolidated Financial Statements

WINSTON HOTELS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

Years ended December 31,	2006	2005	2004
Cash flows from operating activities:
Net income	$32,399	$5,253	$16,883
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on impairment of assets held for sale	—	12,993	462
Income (loss) allocation to minority interest	1,166	(86)	386
Income allocation to consolidated joint ventures	563	410	255
Depreciation	21,807	19,599	18,147
Amortization	2,154	1,541	1,437
Loss on extinguishment of debt	3,961	—	—
Deferred income tax expense (benefit)	1,165	383	(2,202)
Gain on sale of hotel properties	(18,305)	(383)	(16)
Equity in (income) loss of unconsolidated joint ventures	(86)	(625)	61
Distributions from joint ventures	203	971	126
Unearned compensation amortization	1,712	947	710
Cumulative effect of changes in accounting principles, net	—	364	—
Changes in assets and liabilities:
Lease revenue receivable	—	—	179
Accounts receivable	1,097	(1,144)	(171)
Prepaid expenses and other assets	(1,640)	(4,712)	677
Accounts payable and accrued expenses	613	5,100	1,614
Net cash provided by operating activities	46,809	40,611	38,548
Cash flows from investing activities:
Investment in hotel properties	(57,339)	(102,156)	(36,802)
Proceeds from sale of hotel properties	52,510	10,086	10,533
Issuance of notes receivable	(24,408)	(21,700)	(25,833)
Collection of notes receivable	10,312	15,924	—
Acquisition of minority interest	—	—	(8,163)
(Investment in) distributions from unconsolidated joint ventures	(9,423)	7,262	(1,092)
Purchase of restricted marketable securities	(64,578)	—	—
Franchise and loan origination costs	(458)	—	(152)
Net cash used in investing activities	(93,384)	(90,584)	(61,509)
Cash flows from financing activities:
Proceeds from common stock issuance	26,426	—	—
Proceeds from issuance of Series B preferred shares, net	—	—	88,794
Redemption of Series A preferred shares, net	—	—	(75,000)
Net increase (decrease) in lines of credit	(150,046)	91,033	37,650
Proceeds from mortgage loans	205,666	940	7,946
Payment of mortgage loans	(12,601)	(2,141)	(11,155)
Distributions to shareholders	(23,756)	(23,249)	(23,013)
Distributions to minority interest in partnership	(779)	(779)	(779)
Distributions to minority interest in consolidated joint ventures, net of contributions	(553)	(677)	(859)
Fees paid in connection with financing activities	(5,007)	(4,222)	(2,131)
Net cash provided by financing activities	39,350	60,905	21,453
Net increase (decrease) in cash	(7,225)	10,932	(1,508)
Cash at beginning of period	15,047	4,115	5,623
Cash at end of period	$7,822	$15,047	$4,115
Supplemental disclosure:
Cash paid for income taxes	$470	$—	$—
Cash paid for interest (net of amounts capitalized)	$20,892	$11,193	$6,992
Summary of non-cash investing and financing activities:
Debt defeased in exchange for restricted marketable securities:
Restricted debt	$(61,257)	$—	$—
Marketable securities	$64,578	$—	$—
Purchase of Stanley Hotel with mortgage loan	$—	$13,000	$—
Sale of hotel property for note receivable	$—	$1,425	$—

See Notes to the Consolidated Financial Statements

1.             ORGANIZATION

Winston Hotels, Inc. (the “Company”), headquartered in Raleigh, North Carolina, owns and develops hotel properties directly and through joint ventures, provides and acquires hotel loans, and provides hotel development and asset management services.  The Company conducts substantially all of its operations through its operating partnership, WINN Limited Partnership (the “Partnership”).  The Company and the Partnership (together with the Partnership’s wholly owned subsidiaries) are collectively referred to as the “Company”.  As of December 31, 2006, the Company’s ownership interest in the Partnership was 95.74% (See Note 3).  The Company operates so as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes under Sections 853-860 of the Internal Revenue Code of 1986, as amended.

As of December 31, 2006, the Company owned or was invested in 53 hotel properties in 18 states, having an aggregate of 7,205 rooms.  This included 44 wholly owned properties with an aggregate of 6,013 rooms, a 41.7% ownership interest in a joint venture that owned one hotel with 121 rooms, a 60% ownership interest in a joint venture that owned one hotel with 138 rooms, a 49% ownership interest in a joint venture that owned one hotel with 118 rooms, a 48.78% ownership interest in a joint venture that owned one hotel with 147 rooms, a 13.05% ownership interest in a joint venture that owned four hotels with an aggregate of 545 rooms, and a 0.21% ownership interest in a joint venture that owned one hotel with 123 rooms for which substantially all of the profit or loss generated by the joint venture is allocated to the Company.  As of December 31, 2006, the Company also had $52.1 million in loan receivables from owners of several hotels.  The Company does not hold an ownership interest in any of the hotels for which it has provided debt financing.

The Company has elected to be taxed as a REIT.  The Company believes that it qualifies for taxation as a REIT and, with certain exceptions, the Company will not be subject to tax at the corporate level on its taxable income that is distributed to the shareholders of the Company.  A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income.  Failure to qualify as a REIT will render the Company subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders in any such year will not be deductible by the Company.

Under the REIT Modernization Act of 1999 (the “RMA”), which became effective January 1, 2001, a REIT is permitted to lease hotels to wholly owned taxable REIT subsidiaries of the REIT (“TRS Lessees”).  The Company has formed two taxable REIT subsidiaries, Barclay Hospitality Services Inc. (“Barclay Hospitality”) and Barclay Holding, Inc. (“Barclay Holding”) (collectively, “Barclay”).  As of December 31, 2006, 43 of the Company’s 44 wholly owned hotels were operated under leases with Barclay Hospitality.  The remaining wholly owned hotel, the Hampton Inn & Suites Baltimore Inner Harbor in Maryland, was leased to an entity owned 0.1% by Barclay Holding.  One joint venture hotel, the Chapel Hill, NC Courtyard by Marriott, was leased to an entity owned 48.78% by Barclay Holding.  A second joint venture hotel, the Ponte Vedra, FL Hampton Inn, was leased to an entity owned 49% by Barclay Holding.  A third joint venture hotel, the Stanley Hotel in Estes Park, CO, was leased to an entity owned 60% by Barclay Holding.  A fourth joint venture hotel, the Kansas City, MO Courtyard by Marriott, was leased directly to Barclay Holding.  A fifth joint venture hotel, the Akron, OH Hilton Garden Inn, was leased to an entity owned 41.7% by Barclay Holding.  The remaining four joint venture hotels, the West Des Moines, IA Fairfield Inn & Suites, the Houston, TX SpringHill Suites, the Shelton, CT Courtyard by Marriott and the West Des Moines, IA SpringHill Suites by Marriott were leased to entities owned 13.05% by Barclay Holding.

To qualify as a REIT, the Company cannot operate hotels.  The Company’s taxable REIT subsidiaries engage hotel management companies to operate the hotels under management contracts.  The Company’s third-party managers under management agreements have direct control of the daily operations of our hotels.  As of December 31, 2006, Alliance Hospitality Management, LLC managed 41 of the Company’s 53 hotels, Marriott International managed six hotels, Concord Hospitality Enterprises Company managed three hotels, and Promus Hotels, Inc., an affiliate of Hilton Hotels Corporation, New Castle Hotels, LLC and GHG-Stanley Management, LLC each managed one hotel.  Marriott reports the operating results for the hotels it manages on a fiscal year consisting of thirteen four-week periods.  Therefore, for the six Marriott-managed hotels, the Company’s fiscal year will reflect twelve weeks of operations for each of the first three quarters of the year and sixteen weeks for the fourth quarter of the year.  Therefore, in any given quarterly period, period-over-period results will have different ending dates.  The six hotels have been included in the Company’s Consolidated Financial Statements since their acquisition in October 2005.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated financial statements include the accounts of Winston Hotels, Inc., the Partnership, the Partnership’s wholly owned subsidiaries, and joint ventures which were consolidated in accordance with the provision of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN 46R”).  All significant inter-company balances and transactions have been eliminated.

Accounting for Long-Lived Assets

Investment in Hotel Properties.  Hotel properties are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets of between 5 and 10 years for furniture, fixtures and equipment, and between 30 and 40 years for buildings and improvements.  Upon disposition, both the assets and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement.  The Company expenses repairs and maintenance costs of the hotels as they are incurred.  During the years ended December 31, 2006, 2005 and 2004, the Company capitalized interest of $1,993, $585 and $62, respectively, related to hotels under development or major renovation.

General.  The Company evaluates the potential impairment of its individual long-lived assets, principally its wholly owned hotel properties and the hotel properties in which it owns an interest through consolidated joint ventures in accordance with Statement of Financial Accounting Standards (“SFAS”)  No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”).  The Company records an impairment charge when it believes an investment in a hotel has been impaired, such that the Company’s estimate of future undiscounted cash flows, together with its estimate of an anticipated liquidation amount, would not recover the then current carrying value of the investment in the hotel property, or when the Company classifies a property as “held for sale” and the carrying value exceeds fair market value.  The Company considers many factors and makes certain subjective assumptions when making this assessment, including but not limited to, general market and economic conditions, operating results over the past several years, the performance of similar properties in the same market and expected future operating results based on a variety of assumptions.  Changes in market conditions or poor operating results of underlying investments could adversely impact the Company’s assumptions regarding future undiscounted cash flows and anticipated liquidation amounts therefore requiring an immediate material impairment charge.  Further, the Company currently owns certain hotels for which the carrying value exceeds current market value.  The Company does not believe an impairment charge for any of these hotels is appropriate at this time since the Company’s forecast of each hotel’s future undiscounted cash flows, together with its estimated liquidation amount, exceeds the current carrying value of each of these hotels.  Should the Company approve a plan to sell any of the hotels for which the carrying value exceeds fair market value, an impairment charge would be required at that time and could be material in the aggregate.

Impairment on Planned Dispositions.  The Company prepares an impairment analysis quarterly based on facts and circumstances existing at the end of each quarter.  During the third quarter of 2005, management began evaluating the potential sale of certain hotels.  Accordingly, the Company factored in the prospect of selling properties in the near term.  As a result of this analysis, which was prepared on a probability-weighted, estimated undiscounted future cash flow basis, an impairment was triggered under a held for use model for two hotels.  In accordance with SFAS 144, the Company recorded a $12.4 million (net of allocation to minority interest) non-cash impairment charge in the third quarter of 2005 relating to the two hotels.  The non-cash impairment charge represents an adjustment to reduce the carrying value of the two hotels to the estimated sales prices, net of estimated selling costs.  The Company’s estimated sales price is based on fair market value quotes received from independent brokers.  On November 4, 2005, the Company’s Board of Directors adopted a formal plan to sell the two hotels, for which impairment charges were taken during the third quarter.  In June 2006, the Company sold one of these hotels, the Dallas, TX Holiday Inn Select, for net proceeds of $4.3 million and recognized a net gain of $0.5 million.  The remaining hotel, the Orlando, FL Comfort Suites, is being actively marketed by the Company for sale.  Should the Company complete a sale of the remaining hotel, there can be no assurance that the net proceeds from a sale will equal the Company’s carrying value, in which case an additional impairment charge may be necessary at that time.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in banks plus short-term investments with an initial maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables.  The Company generally does not require collateral.  Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.  The Company maintains an allowance for doubtful accounts receivable, which totaled approximately $15 and $24 at December 31, 2006 and 2005, respectively, and is included in accounts receivable on the Consolidated Balance Sheets.

Notes Receivable

The Company provides mezzanine and first-mortgage financing in the form of loans.  Loans receivable are recorded at cost, adjusted for net origination fees and costs.  Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method.  Loans receivable are reviewed for potential impairment at each balance sheet date.  A loan receivable is considered impaired when, based on current information; it becomes probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms.  The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or fair value of collateral.  If a loan were deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall.  As of December 31, 2006, no such impairment charges have been recognized.  Subsequent to year end a $20.3 million note was sold for $15.2 million (See Note 20).

In accordance with FIN 46R, variable interest entities, as defined, are required to be consolidated by their primary beneficiaries if the variable interest entities do not effectively disperse risks among parties involved.  The Company’s mezzanine and first-mortgage loans receivable are each collateralized by various hotel properties or partnership interests in hotel properties and are subordinate to any primary loans related to the collateralized hotels.  All of these loans receivable are considered to be variable interests in the entities that own the related hotels, which are variable interest entities.  However, the Company is not considered to be the primary beneficiary of these hotel properties as a result of holding these loans.  Therefore, the Company does not consolidate the hotels for which it has provided debt financing.  Interests in entities acquired or created in the future will be evaluated based on FIN 46R criteria, and such entities will be consolidated, if required.  The analysis utilized by the Company in evaluating FIN 46 criteria involves considerable management judgment and assumptions.

Investment in Joint Ventures.

Investment in joint ventures consists of the Company’s direct cash or land contributions to unconsolidated joint ventures, plus capitalized internal costs of services provided by the Company during the development stage, plus the Company’s share of net income (loss), less distributions received.  In accordance with the provisions of Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” the Company uses the equity method to recognize its share of net income or loss of the unconsolidated joint venture it has invested in (See Note 7).

The Company evaluates its investments in unconsolidated joint ventures for impairment by considering a number of factors including assessing current fair value of the investment to carrying value.  If the current fair value of the investment is less than the carrying value, and there is either an absence of an ability to recover the carrying value of the investment, or the property does not appear to have the ability to sustain an earnings capacity that would justify the carrying amount of the investment, an impairment charge may be required.

Deferred Expenses

Included in deferred expenses are franchise fees and loan costs which are recorded at cost.  Amortization of franchise fees is computed using the straight-line method over the term of the related franchise agreement.  Amortization of loan costs is computed using the straight-line method, which approximates the effective interest method, over the period of the related debt facility.

Income Taxes

The Company believes that it qualifies as a REIT under Sections 853 to 860 of the Internal Revenue Code.  Effective July 1, 2002, under the REIT Modernization Act, the Company began leasing its hotels to a wholly owned taxable REIT subsidiary that is subject to federal and state income taxes.  The Company accounts for income taxes of this subsidiary in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”).  Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due primarily to the differences for federal tax purposes in the estimated useful lives used to compute depreciation and the carrying value (basis) of the investment in hotel properties.

Revenue Recognition

The Company’s primary source of revenue is room revenue generated from hotels.  It also generates revenue through food and beverage, telephone, parking, and other incidental sales at its hotels.  Room, food and beverage, and other revenue are recognized at the time of service.

Derivative Financial Instruments

The Company recognizes all material derivative financial instruments as assets and liabilities and measures them at fair value.  For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the income statement when the hedged item affects earnings.  Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.  Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash.  The Company mitigates this risk by placing cash deposits at credible federally insured depository institutions.  At December 31, 2006, bank account balances exceeded federal depository insurance limits by approximately $10.0 million.  This includes $4.8 million in escrow accounts classified in prepaid expenses and other assets that are deposited at credible federally insured depository institutions.

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reflected during the reported periods.  Actual results could differ from those estimates.

Recently Issued Accounting Standards

Interpretation No. 48.  In July, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FAS No. 109,” (“FIN 48”), which clariﬁes the accounting for uncertainty in income taxes.  Currently, the accounting for uncertainty in income taxes is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements.  To address such diversity, FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring changes in such tax positions for financial statement purposes.  The Interpretation also requires expanded disclosure with respect to the uncertainty in income taxes.  FIN 48 is effective for ﬁscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material affect on any of the Company’s financial statements.

Staff Accounting Bulletin No. 108.  In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 108, (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.  Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method.  The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet.  The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.  Prior to our application of the guidance in SAB 108, the Company used the iron-curtain method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures.  This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.  SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.  The Company adopted SAB 108 effective for the ﬁscal year ended December 31, 2006.  The adoption of SAB 108 did not affect any of the Company’s financial statements.

3.              MINORITY INTEREST IN PARTNERSHIP

Certain hotel properties have been acquired, in part, by the Partnership, through the issuance of units of limited partnership interest in the Partnership to third parties.  This equity interest in the Partnership held by these limited partners represents the Company’s minority interest.  The Company’s minority interest is: (i) increased or decreased by its pro-rata share of the net income or net loss, respectively, of the Partnership; (ii) decreased by distributions; (iii) decreased by redemption of limited partnership units for cash or the Company’s common stock; and (iv) adjusted to equal the net equity of the Partnership multiplied by the limited partners’ ownership percentage immediately after each issuance of units and/or common stock of the Company through an adjustment to additional paid-in capital.  Income (loss) is allocated to minority interest based on the weighted average percentage ownership throughout the period.

The Company is the general partner of, and as of December 31, 2006 owned a 95.74% ownership interest in, the Partnership.  The remaining 4.26% interest in the Partnership was owned by Hubbard Realty of Winston-Salem, Inc. (0.21%), Cary Suites, Inc. (3.34%), WJS – Perimeter, Inc. (0.36%), and Charles M. Winston (0.35%).  Hubbard Realty of Winston-Salem, Inc. is owned by parties unrelated to the Company.  Mr. Robert W. Winston, III, Chief Executive Officer of the Company, is the sole officer and director of Cary Suites.  Cary Suites is a corporation owned 29.1% by Mr. Robert Winston, 20.8% by his wife, 15.75% by each of his parents, 17.9% by trusts for the benefit of his children, and 0.7% by his sister.  Mr. Robert Winston’s father is Mr. Charles M. Winston, Chairman of the Company’s Board of Directors (“the Board”).  Mr. Charles Winston serves as a director and owns a 33.33% ownership interest in WJS – Perimeter, Inc.  The remaining 66.67% ownership interest in WJS – Perimeter, Inc. is owned by parties unrelated to the Company.  Minority interest in the Partnership as of December 31, 2006 and 2005 was $7,345 and $6,337, respectively.

4.              CONCENTRATION RISK

The Company’s investments are all concentrated within the hotel industry.  The Company’s current investment strategy is to acquire or develop premium-limited service, extended-stay, mid-scale, upscale, upper upscale and, in certain cases, full-service hotels either directly or through joint ventures, and to originate and acquire mortgage loans and other instruments such as mezzanine loans to hotel owners and operators.  At present, all of the Company’s owned hotels or hotels with respect to which the Company has provided debt financing are located within the United States.  Accordingly, adverse conditions in the hotel industry will have a material adverse effect on the Company’s operating and investment revenues and cash available for distribution to shareholders.

At December 31, 2006, 27 out of the Company’s 44 wholly owned hotels were located in the five eastern seaboard states ranging from Maryland to Florida, including 13 hotels located in North Carolina.  Adverse events in these areas, such as economic recessions, hurricanes or other natural disasters, could cause a loss of revenues from these hotels, which could have a greater adverse effect on the Company as a result of its concentration of assets in this area.  The Company’s geographic concentration also exposes it to risks of oversupply and competition in its principal markets.

In addition, the Company expects to originate or acquire additional hotel loans that are not typically collateralized by a first mortgage.  These types of loans involve a higher degree of risk than long-term senior mortgage lending collateralized by income-producing real property due to a variety of factors, including the loan being entirely uncollateralized or, if collateralized, becoming uncollateralized as a result of foreclosure by the senior lender.  The Company may not recover some or all of its investment in these loans.  In addition, these loans may have higher loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

5.     DISCONTINUED OPERATIONS

In April 2007, the Brunswick, GA Hampton Inn was sold for net proceeds of $6.1 million, resulting in a net gain of $2.2 million in the second quarter of 2007.  As of March 31, 2007, this hotel was included in assets held for sale.  In March 2007, the Tinton Falls, NJ Holiday Inn was sold for net proceeds of $14.6 million, resulting in a net gain of $8.1 million.  This hotel was not included in assets held for sale at December 31, 2006, but was reclassified to discontinued operations in March 2007.  The inclusion of these additional hotels in discontinued operations during 2007 resulted in certain reclassifications to the consolidated statement of operations for the years ended December 31, 2006, 2005 and 2004 and related footnotes, which include Note 11. Income Taxes, Note 14. Earnings Per Share, Note 17. Segment Reporting and Note 19. Quarterly Financial Data (Unaudited).

In February 2007, the Abingdon, VA Holiday Inn Express was sold for net proceeds of $5.0 million, resulting in a net gain of $2.4 million.  As of December 31, 2006, this hotel was included in asset held for sale.  In November 2006, the Winston Salem, NC Courtyard by Marriott was sold for net proceeds of $9.7 million, resulting in a net gain of $2.8 million.  In August 2006, the Alpharetta, GA Homewood Suites was sold for net proceeds of $9.7 million, resulting in a net gain of $3.3 million.  In July 2006, the Company sold the West Springfield, MA Hampton Inn for net proceeds of $9.5 million, resulting in a net gain of $3.9 million.  In June 2006, the Company sold the Boone, NC Hampton Inn for net proceeds of $4.9 million, resulting in a net gain of $2.2 million.  In April 2006, the Company sold the Wilmington, NC Comfort Inn for net proceeds of $5.7 million, resulting in a net gain of $1.0 million.  The Company sold the Southlake, GA Hampton Inn in March 2006 for net proceeds of $8.5 million, resulting in a net gain of $4.4 million.

In accordance with SFAS 144, the Company recorded a $12.4 million (net of allocation to minority interest) non-cash impairment charge in the third quarter of 2005 relating to two hotels.  On November 4, 2005, the Company’s Board adopted a formal plan to sell the two hotels.  In June 2006, the Company sold one of these hotels, the Dallas, TX Holiday Inn Select, for net proceeds of $4.3 million and recognized a net gain of $0.5 million.  The remaining hotel, the Orlando, FL Comfort Suites, is being actively marketed by the Company for sale.  Should the Company complete a sale of the remaining hotel, there can be no assurance that the net proceeds from a sale will equal the Company’s carrying value, in which case an additional impairment charge may be necessary at that time.

The Company sold the Hilton Head, SC Hampton Inn in May 2005 for $4.4 million in cash, net of closing costs and in the second quarter of 2005 recorded a gain of $470 thereto.  The Company sold two hotels during January 2005.  The Chester, VA Comfort Inn was sold for $5.2 million in cash, net of closing costs.  The Greenville, SC Comfort Inn was sold for $1.9 million, net of closing costs, of which the Company received approximately $0.5 million in cash proceeds and a note receivable for approximately $1.4 million.  The Company recorded a loss of $33 related to the sale of the Chester Comfort Inn, and a loss of $54 related to the sale of the Greenville Comfort Inn.  These losses were in addition to the estimated impairment losses taken in 2004 and 2003, relating to the Greenville Comfort Inn.  The Greenville Comfort Inn was originally classified as held for sale in the third quarter of 2003.  The Company sold the Wilmington, NC Hampton Inn in February 2004 and sold the Las Vegas, NV Hampton Inn in June 2004 for an aggregate gain of $16.

The operating results for these hotels are included in discontinued operations in the statements of operations until their sale date.  The Company has elected not to allocate interest expense to the results of the discontinued operations in accordance with SFAS 144.  The inclusion of additional hotels in discontinued operations during 2006 resulted in certain reclassifications to the financial statement amounts for the December 31, 2005 and 2004 financial statement amounts.  Condensed financial information of the results of operations for the hotels included in discontinued operations is as follows:

	2006	2005	2004
Total revenue	$23,824	$34,241	$38,449
Total expenses	20,282	29,799	33,263
Income from hotel operations	3,542	4,442	5,186
Allocation to minority interest in Partnership - income from discontinued operations	(176)	(214)	(275)
Gain on sale of discontinued operations	18,305	383	16
Allocation to minority interest in Partnership - gain on sale of discontinued operations	(820)	(17)	(1)
Loss on impairment of assets held for sale	—	(12,993)	(462)
Allocation to minority interest in Partnership - loss on impairment of assets held for sale	—	607	22
Income tax benefit	416	128	728
Income (loss) from discontinued operations	$21,267	$(7,664)	$5,214

6.     HOTEL DEVELOPMENT AND ACQUISITION

Developments

Raleigh Aloft.  During November 2006, the Company purchased a parcel of land for $0.6 million adjacent to its Hilton Garden Inn near the Raleigh Durham airport to build its first aloft hotel.  The 151-room aloft is estimated to cost approximately $18.5 million.  The Company expects to break ground on the wholly owned hotel during the third quarter of 2007 with an expected opening date during the fourth quarter of 2008.

Roanoke Residence Inn.  In 2006, the Company began construction on a wholly owned, 79-room, $10.7 million Residence Inn in Roanoke, VA, with a planned opening in the 2007 fourth quarter.  The Company is funding part of the project’s cost through a first mortgage loan (See Note 10).  As of December 31, 2006, the Company had invested approximately $2.6 million.

Wilmington Hilton Garden Inn.  At December 31, 2006, the Company was building a 119-room Hilton Garden Inn hotel in the Mayfaire Town Center development in Wilmington, NC.  The estimated all-in cost of this development is expected to be approximately $13.3 million, $9.0 million of which is expected to be borrowed under a first mortgage loan (See Note 10).  The Company broke ground on the hotel in December 2005 and opened the hotel in March of 2007.  As of December 31, 2006, the Company had invested approximately $8.4 million.

Princeton Homewood Suites.  In July 2005, the Company closed on the purchase of 4.5 acres of land within the Forrestal Center of Princeton University for $2.9 million to build a Homewood Suites hotel.  The Company is funding part of the project’s total $19.6 million cost through a $12.6 million first mortgage loan (See Note 10).  The Company broke ground on the hotel in September 2005 and opened the hotel in November 2006.

Joint Venture Developments.  During 2006, a joint venture, in which the Company owns a 41.7% interest completed development of and opened a Hilton Garden Inn at Gateway Corporate Park, adjacent to the Akron-Canton Airport in Green, OH.  During 2006, the Company completed the renovation of a historic building into a Courtyard by Marriott hotel Kansas City, MO in conjunction with two separate joint venture partners (See Note 7).

During the 2006 fourth quarter, the Company broke ground on a 22-room, $3.4 million expansion of the Chapel Hill, NC Courtyard by Marriott hotel.  The project is scheduled for completion in the 2007 fourth quarter.  The property is owned by a joint venture in which the Company holds a 48.78% equity interest (See Note 7).  As of December 31, 2006, the Company had invested approximately $0.1 million.

Acquisitions

Hampton Inn & Suites Baltimore Inner Harbor.  On September 2, 2005, the Company acquired the 116-room Hampton Inn & Suites Baltimore Inner Harbor in Maryland for $16.3 million from a private investment group.  In 2002, the Company co-funded equally with Hall Financial Group a $3.5 million mezzanine loan to help finance the acquisition and renovation of this hotel.  Upon acquiring the hotel, the mezzanine loan was paid off, which resulted in a lump sum payment of approximately $5.3 million, including $3.3 million of principal and $2.0 million in accrued interest and disposition fees.  The Company’s portion of the $5.3 million totaled $2.8 million.  Upon pay off of the loan, the Company realized $0.7 million in interest income that it had not previously received or accrued.  Simultaneously with the acquisition, the Company entered into a joint venture, 131 East Redwood, LLC, with Redwood Center, LLC and Chevron TCI, Inc.  The joint venture leases the Hampton Inn & Suites from the Company (See Note 7).

Marriott Portfolio.  In October 2005, the Company acquired six hotels with an aggregate of 698 rooms for $46.9 million.  The properties consist of one Courtyard by Marriott hotel and five TownePlace Suites hotels.  Five of these hotels are located in Texas—one in Austin, one in College Station, one in Clearlake and two in Houston—and one is located in Birmingham, AL.  The hotels continue to be managed by Marriott.  Marriott reports the operating results for the hotels it manages on a fiscal year consisting of thirteen four-week periods.  Therefore, for these six Marriott-managed hotels, the Company’s fiscal year will reflect twelve weeks of operations for each of the first three quarters of the year and sixteen weeks for the fourth quarter of the year.  Therefore, in any given quarterly period, period-over-period results will have different ending dates.  The six hotels have been included in the Company’s consolidated financial statements since their acquisition.

Courtyard by Marriott in St. Charles, IL.  In August 2006, the Company acquired the 121-room Courtyard by Marriott in St. Charles, IL for $8.5 million, net of cash acquired, from a private investment group.

Potential Acquisition of Two New York Hotels

In August 2006, the Company announced that it had entered into definitive agreements to acquire two hotels in New York City for a purchase price of $55 million each.  Located in the Tribeca and Chelsea areas, the hotels currently are under construction.  Acquisition of each of these hotels is subject to satisfactory completion of due diligence and other customary closing conditions.  The Company has been approved by Hilton Hotels Corporation for a Hilton Garden Inn franchise for both the Tribeca hotel and the Chelsea hotel.  The Chelsea hotel is expected to open in the second quarter of 2007.  There has been a delay in construction at the Tribeca hotel and the Company is pursuing legal action against the seller.  Pursuant to the purchase and sale agreement the Company intends to close the project at the appropriate time and complete the development in time to open in the fourth quarter of 2007.

7.              SUMMARIZED FINANCIAL STATEMENT INFORMATION FOR JOINT VENTURES

As of December 31, 2006, the Company was invested in eleven hotels through joint ventures, which included ten operating hotels and one hotel under development.  The Company consolidates all voting interest entities in which it owns a controlling voting interest and all variable interest entities for which it is the primary beneficiary in accordance with FIN 46R.  As a result, the Company consolidated the balance sheets and the results of operations for six of the hotels it has invested in through joint ventures.  The Company’s investments in the remaining five joint venture hotels are not consolidated and instead are accounted for under the equity method.

Consolidated Joint Ventures

Operating Hotels

During 2005, the Company formed a joint venture, Gateway Hotel Associates, LLC (“Gateway Hotel Associates”), with DeHoff Development Company to build a 121-room Hilton Garden Inn at Gateway Corporate Park, adjacent to the Akron-Canton Airport in Green, OH, for an estimated cost of $12.3 million.  The hotel opened on November 2, 2006.  The Company currently owns a 41.7% interest in both Gateway Hotel Associates, which owns the hotel, and Gateway Hotel Associates Lessee, LLC (“Gateway Hotel Lessee”), which leases the hotel from Gateway Hotel Associates.  In addition, the Company has made a preferred equity investment of $2.2 million in Gateway Hotel Associates.  The Company’s preferred investment bears interest at 30-day LIBOR plus 11% per annum.  In December 2005, the joint venture entered into a $7.9 million construction-to-permanent first mortgage loan (See Note 10).  Pursuant to FIN 46R, this joint venture is considered to be a VIE and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2004, the Company formed a joint venture, Winston Kansas City, LP, with U.S. Bancorp Community Development Corporation (“US Banc”) to acquire a historic residential building in Kansas City, MO.  The property, which underwent extensive renovations in connection with its conversion into a 123-room Courtyard by Marriott hotel, opened on April 20, 2006.  The joint venture is funding a portion of the development costs with borrowings under a mortgage loan (See Note 10).  The Company currently owns a 0.21% interest in Winston Kansas City, LP, which owns the hotel, and a 100% interest in Barclay Holding, which leases the hotel from Winston Kansas City, LP.  Excluding a 2% priority payment return on US Banc’s investment, substantially all of the profit or loss generated by the joint venture is allocated to the Company.  Pursuant to FIN 46R, this joint venture is considered to be a VIE.  The Company receives the majority of the operating results of the joint venture and is therefore the primary beneficiary of this joint venture.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2005, the Company entered into a joint venture, New Stanley Associates, LLLP (“Stanley Associates”), with Stanley Holdings, LLC to acquire the Stanley Hotel in Estes Park, CO.  The joint venture acquired the Stanley Hotel on August 5, 2005 and simultaneously closed on a $13.0 million first mortgage loan to finance the acquisition (See Note 10).  The Company currently owns a 60% interest in both Stanley Associates, which owns the hotel, and New Stanley Associates Lessee, LLC (“Stanley Lessee”), which leases the hotel from Stanley Associates.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of these joint ventures are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2005, the Company entered into a joint venture, 131 East Redwood (Tenant) LLC, with Redwood Center, LLC and Chevron TCI, Inc.  The Company currently owns a 0.1% interest in the joint venture.  The joint venture leases the Hampton Inn & Suites Baltimore Inner Harbor in Maryland from the Company.  Pursuant to FIN 46R, this joint venture is considered to be a VIE.  Excluding a priority payment and administrative fee totaling $120 per year payable to Chevron, TCI, Inc., the Company receives nearly all of the remaining net operating results from the operations of the hotel, and is therefore the primary beneficiary of this joint venture.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2000, the Company entered into a joint venture, Marsh Landing Hotel Associates, LLC (“Marsh Landing Hotel Associates”), with Marsh Landing Investments, LLC to develop and own hotel properties.  The Company currently owns a 49% interest in both Marsh Landing Hotel Associates, which owns the Ponte Vedra, FL Hampton Inn, and Marsh Landing Lessee Company, LLC (“Marsh Landing Lessee”), which leases the hotel from Marsh Landing Hotel Associates.  Marsh Landing Investments, LLC owns a 51% interest in each of Marsh Landing Hotel Associates and Marsh Landing Lessee.  Marsh Landing Investments, LLC is owned by Mr. Charles M. Winston, Chairman of the Board, and his brother Mr. James

H. Winston, a former member of the Board.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheets of these joint ventures are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2003, the Company entered into a joint venture, Chapel Hill Hotel Associates, LLC (“Chapel Hill Hotel Associates”), with Chapel Hill Investments, LLC to develop and own hotel properties.  The Company currently owns a 48.78% interest in both Chapel Hill Hotel Associates, which owns the Chapel Hill, NC Courtyard by Marriott (opened September 2004), and Chapel Hill Lessee Company, LLC (“Chapel Hill Lessee”), which leases the Chapel Hill Courtyard by Marriott from Chapel Hill Hotel Associates.  Chapel Hill Investments, LLC owns a 51.22% interest in each of Chapel Hill Hotel Associates and Chapel Hill Lessee.  The Company has also invested $1.3 million in exchange for a preferred equity interest in Chapel Hill Hotel Associates.  The Company’s preferred investment bears interest at 30-day LIBOR plus 5.885%.  Chapel Hill Investments, LLC is owned 52% by Charles M. Winston, Chairman of the Board, and his brother James H. Winston, a former member of the Board, collectively, and 48% by three other unaffiliated owners collectively.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of these joint ventures are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

The following tables set forth a summary of the balance sheets for the consolidated joint ventures as of December 31, 2006 and 2005 and the statements of operations for the years ended December 31, 2006, 2005 and 2004:

	December 31,	December 31,
	2006	2005
Gateway Hotel Associates, LLC
Assets	$10,105	$2,336
Liabilities	6,460	36
Equity	$3,645	$2,300
Gateway Hotel Lessee, LLC
Assets	$98	$—
Liabilities	228	—
Equity	$(130)	$—
Winston Kansas City, LP
Assets	$23,198	$16,984
Liabilities	14,304	1,887
Equity	$8,894	$15,097
Stanley Associates
Assets	$18,193	$18,192
Liabilities	12,884	13,059
Equity	$5,309	$5,133
Stanley Lessee
Assets	$1,059	$789
Liabilities	386	650
Equity	$673	$139
131 East Redwood (Tenant) LLC
Assets	$1,353	$1,372
Liabilities	550	428
Equity	$803	$944
Marsh Landing Hotel Associates
Assets	$6,542	$6,532
Liabilities	4,713	4,782
Equity	$1,829	$1,750
Marsh Landing Lessee
Assets	$188	$48
Liabilities	171	43
Equity	$17	$5
Chapel Hill Hotel Associates
Assets	$12,967	$13,431
Liabilities	10,192	10,712
Equity	$2,775	$2,719
Chapel Hill Lessee
Assets	$410	$151
Liabilities	271	68
Equity	$139	$83

	2006	2005	2004
Gateway Hotel Associates, LLC
Revenue	$142	$—	$—
Expense	(587)	(14)	—
Net loss	$(445)	$(14)	$—

Gateway Hotel Lessee, LLC
Revenue	$307	$—	$—
Expense	(436)	—	—
Net loss	$(129)	$—	$—
Winston Kansas City, LP
Revenue	$1,049	$—	$—
Expense	(1,761)	—	—
Net loss	$(712)	$—	$—
Stanley Associates
Revenue	$2,205	$852	$—
Expense	(2,029)	(719)	—
Net income	$176	$133	$—
Stanley Lessee
Revenue	$9,675	$3,836	$—
Expense	(9,141)	(3,697)	—
Net income	$534	$139	$—
131 East Redwood (Tenant) LLC
Revenue	$5,392	$1,569	$—
Expense	(5,232)	(1,644)	—
Net income (loss)	$160	$(75)	$—
Marsh Landing Hotel Associates
Revenue	$1,379	$1,247	$1,487
Expense	(842)	(893)	(761)
Net income	$537	$354	$726
Marsh Landing Lessee
Revenue	$3,349	$2,982	$—
Expense	(3,336)	(2,978)	—
Net income	$13	$4	$—
Chapel Hill Hotel Associates
Revenue	$2,249	$1,956	$387
Expense	(1,955)	(1,865)	(757)
Net income (loss)	$294	$91	$(370)
Chapel Hill Lessee
Revenue	$5,346	$4,629	$838
Expense	(4,990)	(4,489)	(896)
Net income (loss)	$356	$140	$(58)

The table above includes the minority interest income of $563, $410 and $255 for the years ended December 31, 2006, 2005 and 2004, respectively.  Minority interest in consolidated joint ventures as of December 31, 2006 and 2005 was $6,459 and $6,449, respectively.

Unconsolidated Joint Ventures

Hotel Under Development

During 2006, the Company entered into a joint venture, Jacksonville Hotel Associates, LLC (“Jacksonville Associates”), with Skyline Hotel Investors, LLC (“Skyline”) to develop and own hotel properties.  Jacksonville Associates plans to build a 120-room Courtyard by Marriott in Jacksonville, FL for approximately $15.1 million.  The total equity investment in Jacksonville Associates is expected to be approximately $5.3 million.  Jacksonville Associates expects to fund the remainder of the development costs with borrowings under a mortgage loan.  Jacksonville Associates entered into a five-year construction-to-permanent first mortgage loan for $9.4 million, at a variable interest rate of 30-day LIBOR plus 2.6%.  Interest is added to the principal balance during construction.  Principal and interest payments will start two months after the final disbursement, based on a 25-year amortization schedule.  Jacksonville Associates plans to open the hotel in the fourth quarter of 2007.  The Company owns a 48% interest in both Jacksonville Hotel Associates, which will own the 120-room Courtyard by Marriott, and Jacksonville Lessee Company, LLC (“Jacksonville Lessee”), which will lease the hotel from Jacksonville Associates.  Skyline owns a 52% interest in each of Jacksonville Associates and Jacksonville Lessee.  Pursuant to FIN 46R, these joint ventures were not considered to be VIE’s.  Therefore, the results of operations and the balance sheet of these joint ventures are not consolidated in the Company’s consolidated financial statements, but instead are accounted for under the equity method of accounting.  As of December 31, 2006, total assets and stockholders’ equity of Jacksonville Associates were each approximately $4.6 million.  As of December 31, 2006, the Company held equity of approximately $2.5 million in Jacksonville Associates.

Operating Hotels

During the fourth quarter of 2002, the Company formed a joint venture (the “Charlesbank Venture”) with Boston-based Charlesbank Capital Partners, LLC (“Charlesbank”).  The Company owns 15% of the Charlesbank Venture and Charlesbank owns 85%.  The Charlesbank Venture focuses on acquisitions that the partners believe have turnaround or upside potential and can benefit from additional capital and aggressive asset management, which often includes renovating, repositioning, rebranding and/or a change in management.  The Charlesbank Venture invested in four hotels through a joint venture (“WCC Project Company LLC”) comprised of Concord Hospitality Enterprises Company (“Concord”) and the Charlesbank Venture.  Concord owns a 13% interest in the projects acquired by WCC Project Company LLC, while the Charlesbank Venture owns 87%, so that the Company has an indirect 13.05% ownership interest in WCC Project Company LLC.  In December 2005, the joint venture sold one of the four hotels resulting in the Company receiving a $1.1 million distribution, $0.3 million of which was a return of capital, and an allocation of $551 of the related gain, which is included in equity in income (loss) of unconsolidated joint ventures on the accompanying Consolidated Statements of Operations for the year ended December 31, 2005.  As of December 31, 2005, the Company held approximately $6.9 million in cash from the hotel sale that was distributed to the other partners in the unconsolidated joint venture in January 2006.

The Charlesbank Venture invested in another hotel through a joint venture (“WNC Project Company LLC”) comprised of Shelton III Hotel Equity LLC, owned by New Castle Hotels LLC (“New Castle”) and the Charlesbank Venture.  New Castle owns a 13% interest in WNC Project Company LLC, while the Charlesbank Venture owns 87%, so that the Company has an indirect 13.05% ownership interest in WNC Project Company LLC.

During 2006, the Company formed four joint ventures, which lease the three hotels from WCC Project Company LLC and the one hotel from WNC Project Company LLC.  The ownership structure for the lessee joint ventures is the same as the structure for the hotel ownership joint ventures.

The Company’s carrying amount of its investment in both the WCC Project Company LLC and the WNC Project Company LLC joint ventures differs from its share of the partnership equity reported in the balances of the unconsolidated joint venture due to the Company’s cost of its investment in excess of the historical net book values.  The additional basis is allocated to depreciable assets and depreciation is recognized on a straight-line basis over 30 years.  The Company accounts for its investment in these hotels under the equity method of accounting.  Therefore, results of operations and the balance sheets of these four hotels are not consolidated in the Company’s consolidated financial statements.

Under the terms of the operating agreement for each joint venture, the Company and its venture partner each must approve all major decisions, including refinancing or selling the respective hotels, making loans, changes in partners’ interests, entering into material contracts, purchasing or acquiring assets, and approving operating and capital expenditure budgets.  The following tables set forth a summary of the balance sheet and statement of operations, including the Company’s share, related to the Charlesbank Venture as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

As of December 31,	2006	2005
Gross fixed assets	$41,418	$40,791
Accumulated depreciation	(4,860)	(2,912)
Other assets	3,653	4,304
Total assets	40,211	42,183
Miscellaneous liabilities	4,847	4,053
Mortgage loans:
Ten-year loan collateralized by West Des Moines Fairfield Inn and Suites hotel, matures February 2013, with a 20-year amortization period, at an interest rate of 30-day LIBOR plus 3%.	2,760	2,827
Five-year loan collateralized by Houston Springhill Suites hotel, matures October 2009, with a 20-year amortization period, at a fixed rate of 6.57% for $4.8 million of the original note, and a variable interest rate of 30-day LIBOR plus 3.8% for the remaining $4.9 million of the original note.	9,210	9,423
Five-year loan collateralized by West Des Moines Springhill Suites hotel, matures July 2010, with a 20-year amortization period, at an interest rate of 90-day LIBOR plus 3.5%.	4,598	4,704
Five-year loan collateralized by Shelton Courtyard by Marriott hotel, matures February 2007 with two additional one year extensions, interest only, at an interest rate of 30-day LIBOR plus 3.35%.	9,000	9,000
Total liabilities	30,415	30,007
Equity	9,796	12,176
Company’s share of equity	1,534	1,644
Company’s additional basis	145	151
Investment in joint ventures	$1,679	$1,795

Years Ended December 31,	2006	2005	2004
Revenues	$15,874	$16,516	11,198
Hotel department expenses	(4,734)	(4,874)	(3,693)
Management fees	(482)	(762)	(513)
Undistributed and fixed expenses	(9,636)	(9,847)	(7,062)
Gain on sale of hotel	—	6,291	—
Hotel net income (loss)	1,022	7,324	(70)
Charlesbank Venture’s 87% share of net income (loss)	889	6,372	(61)
Corporate charges	(273)	(303)	(250)
Charlesbank Venture net income (loss)	616	6,069	(311)
Winston’s 15% share of Charlesbank
Venture net income (loss)	92	910	(47)
Amortization of investment true-up	(6)	(285)	(14)
Equity in income (loss) of unconsolidated joint ventures	$86	$625	$(61)

Previous Joint Ventures

In addition to the joint ventures described above, during 1999 the Company entered into two joint ventures with Regent Partners, Inc. (“Regent”) to jointly develop and own upscale hotel properties.  As of December 31, 2003, the Company owned a 49% interest in one joint venture with Regent and a 57.65% interest in the other joint venture, each of which owned an operating hotel.  These hotels consisted of the 178-room Hilton Garden Inn located in Evanston, IL and the 157-room Hilton Garden Inn located in Windsor, CT.  These joint ventures were considered to be VIE’s and the Company was considered to be the primary beneficiary.  Therefore, the Company consolidated the balance sheets of these joint ventures beginning as of December 31, 2003, and consolidated the results of operations beginning with the first quarter of 2004.

In March 2004, the Company purchased its joint venture partner’s ownership interest in both the Evanston, IL Hilton Garden Inn hotel and the Windsor, CT Hilton Garden Inn hotel.  The amount paid for Regent’s ownership interest in the Evanston Hilton Garden Inn totaled approximately $6.9 million, and was based on a value of $25.3 million for the sale of the hotel, net of debt assumed of approximately $11.8 million.  The amount paid for Regent’s ownership interest in the Windsor Hilton Garden Inn totaled approximately $1.2 million, and was based on a value of $12.3 million for the sale of the hotel, net of debt paid off of approximately $9.3 million.  As a result of these purchases, the Company owns 100% of the equity in the entities that own the Evanston, IL Hilton Garden Inn and the Windsor, CT Hilton Garden Inn hotels.  Barclay continued to lease the Evanston hotel and, as a result of the purchase, Barclay assumed the lease of the Windsor hotel from Windsor Lessee Company LLC.

8.              NOTES RECEIVABLE

The Company provides mezzanine and first-mortgage financing to third-party owners of hotels.  The Company does not hold an ownership interest in any of these hotels.  These loan arrangements are considered to be variable interests in the entities that own the hotels, all of which are VIEs.  However, the Company is not considered to be the primary beneficiary for any of these VIEs.  Therefore, the Company will not consolidate the results of operations of these hotels.  The Company does not have any additional lending commitments to these specific VIEs.

Notes receivable as of December 31,	2006	2005
$1.1 million mezzanine loan collateralized by the ownership interest in the entity that owns the Hilton Garden Inn in Atlanta (Sugarloaf) GA; matures December 2006; interest rate of 30-day LIBOR plus 7.36%, with interest-only payments through maturity, with additional interest of 2% of gross monthly revenues until maturity of which 25% is paid currently and 75% is accrued, at maturity Company will receive greater of accrued interest or 15% of the appreciation in value of the hotel, paid off in January 2007.	$1,080	$1,080
$2.4 million mezzanine loan collateralized by the ownership interest in the entity that owns the Sheraton hotel in Atlantic Beach, NC; matures February 2009; interest rate of 60-day LIBOR (with a 2% floor) plus 9%, with interest-only payments through maturity, with additional interest of 2% of outstanding principal balance accruing monthly.	2,400	2,400
$5.5 million mezzanine loan collateralized by the ownership interest in the entity that owns the Residence Inn by Marriott in St. Louis, MO; matures October 2009; interest rate of 30-day LIBOR plus 10.25%, with interest only for the first two years of operations and interest and principal payments thereafter based on a ten year amortization schedule, with additional interest of 3% of outstanding principal balance accruing monthly, prepaid in November 2006.	—	5,500
$6.0 million mezzanine loan collateralized by the ownership interest in the entity that owns the LaPosada de Santa Fe Resort in Santa Fe, NM; matures December 2007; interest rate of 30-day LIBOR plus 9%, with interest only payments until maturity	6,000	6,000
$1.4 million first mortgage loan collateralized by the Comfort Inn in Greenville, SC; matures January 2010; interest rate of prime plus 1.5%, with fixed principal payments of $6 plus interest until maturity (See Note 5).	1,294	1,366
$3.4 million mezzanine loan collateralized by the ownership interest in the entity that owns the Hampton Inn & Suites in Albany, NY; matures August 2011; interest rate of 30-day LIBOR plus 9.41%, with interest only payments until maturity, with additional interest of 4% accruing monthly until maturity.	3,375	3,375
$2.8 million in B-notes purchased for $2.3 million; collateralized by second mortgages on the SpringHill Suites and TownePlace Suites in Boca Raton FL and the TownePlace Suites in Fort Lauderdale, FL; matures September 2011; effective interest rate of 9.3% (and a yield to maturity of 11.7%), interest and principal payments.	2,338	2,329
$2.0 million participation in a $20 million senior bridge loan collateralized by a hotel/condo project in Miami, FL; matures August 2007; interest rate of 11%, with interest only payments until maturity, prepaid in December 2006.	—	2,000
$14.0 million from four mezzanine loans collateralized by senior participation interests in four loans to Walton Street Capital, which owns four Marriott Renaissance hotels; matures October 2008 with two one-year extensions; interest rate of 30-day LIBOR plus 4.5%, with interest only payments until maturity, one of the four loans was prepaid in December 2006 and another was prepaid in January 2007.	11,250	14,000
$2.3 million B-note, of a $12 million total loan amount for a to-be-built 140-room Hilton Garden Inn in Columbia, SC; collateralized by a second mortgage on the hotel project; interest rate of 90-day LIBOR plus 6.12% during the construction period with a 6.00% accrual, and 90-day LIBOR plus 5.87% during year one with a 6.00% accrual and 90-day LIBOR plus 7.87% for years two through five of the permanent loan with a 4.00% accrual; to be funded ratably over the projected construction period.	2,250	—
$1.7 million “B” note for a 122-room Hilton Garden Inn under construction in Tuscaloosa, AL; collateralized by a second mortgage on the hotel project; interest rate of 90-day LIBOR plus 7.63% during the construction period with an incremental 3.29% accrual; thereafter the interest rate is 90-day LIBOR plus 7.43%, with an incremental 3.29% accrual during the first year only; the accrual is due upon maturity, which is five years from the date the property opens to the general public; to be funded ratably over the projected construction period.	1,318	—
$2.2 million five-year “B” note for a 101-room Hampton Inn & Suites under construction in Murfreesboro, TN; interest rate of 30-day LIBOR plus 6.05%, with an additional 3.86% accrual per annum; payments are interest only during construction of the hotel and the first 12 months of hotel operations and thereafter include principal payments based on a 25-year amortization period.	533	—
$20.3 million “B” note as part of a $66 million senior note to fund the $91.5 million refinance and refurbishment of the Lady Luck casino and adjacent hotel; interest at a fixed rate of 12.63% for two years with two one-year extensions, sold February 2007.	20,308	—
$2.2 million mezzanine loan collateralized by the ownership interest in the entity that owns the Homewood Suites in Denver, CO; interest rate of 30-day LIBOR plus 7.50%.	—	—
Total notes receivable	$52,146	$38,050
Total interest receivable and deposit related to notes	$1,759	$1,116

At December 31, 2006 and 2005, 30-day LIBOR was 5.32% and 4.39%, respectively.  At December 31, 2006 and 2005, 60-day LIBOR was 5.35% and 4.48%, respectively.  At December 31, 2006 and 2005, 90-day LIBOR was 5.36% and 4.54%, respectively.  At December 31, 2006 and 2005, the prime interest rate was 8.25% and 7.25%, respectively.  Interest income for the year ended December 31, 2006 includes approximately $0.5 million of prepayment fees related to one of the loans paid off in 2006.  Interest income for the year ended December 31, 2005 includes approximately $1.6 million related to the four loans that were paid off in 2005, prior to their maturity date, resulting in prepayment and related fees of $0.4 million and $1.2 million in interest and appreciation in the value of the hotels.

During 2007, the Company sold its junior participation interest in the Lady Luck Loan of $20.3 million to the senior participant for a purchase price of approximately $15.2 million (See Note 20).  During 2007, the $2.5 million mezzanine loan, collateralized by a senior participation interest in the loan to Walton Street Capital related to the Los Angeles, CA Airport Renaissance hotel and the $1.1 million mezzanine loan collateralized by the ownership interest in the entity that owns the Hilton Garden Inn in Atlanta, GA were paid in full.

During 2007, the Company closed on a $1.2 million “B” note, as part of a total $7.8 million financing, with GE Capital Franchise Finance Corporation (“GE”) providing $6.6 million of senior debt.  The note is collateralized by a 104-room Holiday Inn Express under construction in Webster, N.Y., which has an estimated all-in cost of $9.8 million.  The construction-to-five-year permanent loan bears interest equal to 90-day LIBOR plus approximately 7.00%, with an additional 3.94% of the original principal balance accruing until the loan is paid in full.  The Company is obligated to fund the balance of the “B” note ratably over the projected construction period, which is expected to be completed during the first quarter of 2008.

9.              DEFERRED EXPENSES

As of December 31 deferred expenses consisted of:

	2006	2005
Franchise fees	$2,074	$1,787
Debt facility fees	13,060	11,116
	15,134	12,903
Less accumulated amortization	5,644	6,096
Deferred expenses, net	$9,490	$6,807

10.  CREDIT FACILITIES AND MORTGAGE LOANS

Credit Facilities

On March 11, 2005, the Company through its wholly owned subsidiary, Winston SPE II, LLC (“SPE II”), entered into a $215 million credit facility (the “GE Line”) with General Electric Capital Corporation (“GECC”).  At December 31, 2006, the GE Line provided for revolving loan commitments and letters of credit up to $215 million.  The GE Line bears interest at rates from 30-day to 180-day LIBOR (30-day LIBOR and 180-day LIBOR equaled 5.32% and 5.37%, respectively, at December 31, 2006) plus 1.75% to 2.50%, based on the ratio of the underwritten net operating income of the hotels that collateralize the GE Line to the outstanding principal balance of the GE Line.  Availability is calculated each quarter on a trailing twelve-month basis based primarily upon the underwritten net operating income of the hotels that collateralize the GE Line divided by 12.5%.  At December 31, 2006, the interest rate was based on 30-day LIBOR plus 1.75%.  An unused fee of up to 0.25% is also payable quarterly on the unused portion of the GE Line.  For the year ended December 31, 2006, the weighted average interest rate for the GE Line was 7.4%.  Availability on the GE line at December 31, 2006 was approximately $171.6 million.  The GE Line is collateralized by 23 hotels with an aggregate carrying value of $147.1 million.  At December 31, 2006 and 2005 the balance under this facility was $1.1 million and $139.7 million, respectively.  The GE line expires in October of 2010.

As required by the extension of the GE Line, on September 30, 2005, the Company entered into an interest rate cap agreement to eliminate the exposure to increases in 30-day LIBOR over 6.14% on principal balances up to $215 million outstanding.  This interest rate cap agreement terminated on January 1, 2007.  To replace the expiring cap for the GE Line, the Company entered into an interest rate cap agreement to eliminate the exposure to increases in 30-day LIBOR over 9.17% on principal balances up to $150 million outstanding.  This interest rate cap agreement became effective on January 1, 2007 and terminates on January 4, 2010 (See Note 12).

In October 2004, the Company entered into a $50 million master repurchase agreement with Marathon Structured Finance Fund, L.P. (“Marathon”).  In February 2007, the Company terminated this master repurchase agreement.  Under the agreement, the Company sold assets to Marathon and agreed to repurchase those assets on a certain date.  Prior to April 2006, the Company paid interest to Marathon at 30-day LIBOR plus 4.5% to finance loans made by the Company to acquire existing hotels, and 30-day LIBOR plus 5.5%, plus one percent of the total loan amount as an origination fee, to finance loans made by the Company to develop new hotels or redevelop existing hotels.  In April 2006, the Company modified its $50 million master repurchase agreement with Marathon.  The modified agreement reduced the interest rates from LIBOR plus 4.5% for loans funding the acquisition of existing hotels to LIBOR plus 2.75%, and from LIBOR plus 5.5% for loans funding the development or redevelopment of hotels to LIBOR plus 3.0%.

Marathon received a security interest in each asset subject to the facility.  If the value of an asset financed under the facility decreased, then Marathon could require the Company to deposit eligible assets, either cash, letters of credit, or qualified loans, into a margin account as additional collateral for the facility, or repurchase the asset.  Assets could be repurchased by the Company voluntarily at any time.  In September 2005, the Company financed three of its existing mezzanine loans and borrowed $7.9 million of funds under this repurchase agreement.  In October 2005, the Company borrowed an additional $0.7 million under the repurchase agreement by financing another existing mezzanine loan.  In November 2006, the Company paid back all the money borrowed under the facility.  At December 31, 2006 and 2005 the balance under this facility was $0 and $8.6 million, respectively.

The Company was required to maintain certain routine covenants during the term of the agreement including, without limitation, providing financial reports to Marathon, maintaining Winston Finance as a special purpose entity, not undertaking a merger or other fundamental transaction without Marathon’s consent, and maintaining the liquidity pledged to Marathon.

In October 2005, the Company entered into a $4.8 million loan facility with Marathon.  Borrowings under the loan facility bore interest at a rate of 30-day LIBOR plus 2.25%.  The facility was collateralized by two existing mezzanine loans.  In December 2005, one of the mezzanine loans and the related portion of the facility were paid off.  At December 31, 2005 the balance under this facility was $1.2 million.  In November 2006, the Company paid back all the money borrowed under the facility.

In November 2005, the Company entered into an $8.4 million credit facility with Marathon.  The facility was collateralized by four existing mezzanine loans with an aggregate carrying value of $14.0 million.  Borrowings under the facility bear interest at a rate of 30-day LIBOR plus 2.25% (30-day LIBOR was 5.32% at December 31, 2006).  At December 31, 2005, the balance under this facility was $8.4 million.  In 2006, one of the mezzanine loans and the related portion of the facility was paid off.  Therefore, at December 31, 2006 the balance under this facility was $6.8 million.  The term of the facility follows the maturity of the collateralized notes and expires in October of 2008.  In January 2007, one of the mezzanine loans for $2.5 million was prepaid and the related portion of the facility, $1.5 million, was also paid off.

Mortgage Loans

In May 2006, the Company borrowed funds under the GE Line to pay off the outstanding balance of $11.3 million on the ten-year loan collateralized by the Evanston Hilton Garden Inn.  A prepayment premium and write-off of related deferred expenses of $228 are included in “extinguishment of debt” in the Consolidated Statements of Operations.

In May 2006, the Company entered into a new 10-year $176 million CMBS loan and used part of the proceeds to defease the remaining $61.3 million balance of the Company’s $71 million ten-year 7.375% fixed-rate debt collateralized by real property holdings.  In order to accomplish this, the Company purchased $64.5 million of US Government treasury securities (“the Treasury Securities”) sufficient to make the monthly debt service payments and the principal payment due under the loan agreement.  The Treasury Securities were then substituted for the real property holdings that originally served as collateral for the loan.  As part of the defeasance, the Treasury Securities and the debt were transferred to an unaffiliated Special Purpose Entity (“SPE”), which became “liable” for all obligations under the original debt.  The difference between the amount of securities purchased and the debt paid down, which totaled $3.2 million, was recorded as an “extinguishment of debt” in the Consolidated Statements of Operations, which also includes a $0.5 million write-off of related deferred expenses.  The Company’s mortgage loans consisted of the following (carrying values as of December 31, 2006):

As of December 31,	2006	2005
Collateralized by wholly-owned hotels
Ten-year loan with GECC collateralized by 14 hotels, matures December 1, 2008, with a 25-year amortization period, at a fixed interest rate of 7.375%, with interest and principal payments, defeased May 2006 (see above).	$—	$61,957
Ten-year loan with GECC collateralized by the Evanston Hilton Garden Inn hotel, matures August 1, 2011, with a 10-year amortization period, at a variable interest rate of 30-day LIBOR plus 3%, with interest and principal payments, paid off May 2006 (see above).	—	11,344
Sixteen ten-year CMBS loans collateralized by 16 hotels with a carrying value of $146.8 million, at a fixed interest rate of 5.94%, interest only for four years and thereafter require total monthly interest and principal payments on a 30-year amortization period.	176,000	—

Five-year construction-to-permanent first mortgage loan for $12.6 million, collateralized by the Homewood Suites hotel in Princeton, NJ with a carrying value of $16.9 million, opened during November 2006, at a variable interest rate of 90-day LIBOR plus 2.85% during construction with the spread changing to 2.6% thereafter, interest is added to principal during construction, principal and interest payments starting two months after the final disbursement, based on a 25-year amortization period.	9,868	—
Five-year recourse construction-to-permanent first mortgage loan for $9.0 million, collateralized by the Hilton Garden Inn hotel opened during March 2007 in Wilmington, NC with a carrying value of $8.4 million, at a variable interest rate of 30-day LIBOR plus 1.8%, interest added to principal during construction, principal and interest payments starting on May 1, 2008, matures April 1, 2011.	3,156	—
Five-year construction-to-permanent first mortgage loan for $7.0 million, collateralized by the Residence Inn hotel under construction in Roanoke, VA with a carrying value of $2.6 million, at a variable interest rate of 30-day LIBOR plus 1.5%, interest added to principal during construction, principal and interest payments starting after the final disbursement, matures August 1, 2011.	—	—
Collateralized by consolidated joint venture hotels (See Note 7)
Construction loan converted to permanent loan on March 8, 2005, collateralized by the Chapel Hill Courtyard by Marriott hotel with a carrying value of $12.1 million, matures March 8, 2010, with a 20-year amortization period, at a variable interest rate of 30-day LIBOR plus 3.8% converted to a fixed interest rate of 7.51% on March 8, 2005, with interest and principal payments.	8,694	8,907
Ten-year loan with GECC collateralized by the Ponte Vedra Hampton Inn hotel with a carrying value of $6.3 million, matures February 1, 2011, with a 10-year amortization period, at a variable interest rate of 30-day LIBOR plus 3%, with interest and principal payments.	4,659	4,751
Five-year loan collateralized by the Stanley hotel with a carrying value of $16.7 million, matures August 11, 2010, with a 10-year amortization period, at a fixed interest rate of 6.19%, with interest and principal payments.	12,696	12,915
Five-year first mortgage loan for $10.9 million, collateralized by the Courtyard by Marriott hotel in Kansas City, MO with a carrying value of $23.5 million, at a variable interest rate of 90-day LIBOR plus 3.50% (reduced to 1.75% on October 31, 2006), principal and interest payments based on a 20-year amortization period.	10,879	—
Five-year construction-to-permanent first mortgage loan for $7.9 million, collateralized by the Hilton Garden Inn hotel in Akron, OH with a carrying value of $9.8 million, at a variable interest rate of 90-day LIBOR plus 3.0%, interest added to principal during construction, principal and interest payments starting two months after the final disbursement, based on a 20-year amortization schedule.	5,742	—
Total	$231,694	$99,874

At December 31, 2006 and 2005 30-day LIBOR was 5.32% and 4.39%, respectively.  At December 31, 2006 and 2005 90-day LIBOR was 5.36% and 4.54%, respectively.  The combined aggregate maturities of mortgage loans for 2007 through 2011 and thereafter, in millions, are approximately $19.6, $0.9, $1.0, $21.3, $16.0 and $172.9.  Construction-to-permanent notes will not have final payment schedules until they become permanent.  The maturities noted above show the expected maturity date for these notes to be the year that the construction note is expected to convert to the permanent note.

11.  INCOME TAXES

The Company has elected to be taxed as a REIT under the Internal Revenue Code.  To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its shareholders.  It is management’s current intention to adhere to these requirements and maintain the Company’s REIT status.  As a REIT, the Company generally will not be subject to corporate level federal income taxes on taxable income it distributes currently to its shareholders.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for subsequent taxable years.  Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.  In addition, taxable income from non-REIT activities conducted through taxable REIT subsidiaries is subject to federal, state and local income taxes.  The Company has formed two taxable REIT subsidiaries, Barclay Hospitality and Barclay Holding which are subject to federal and state income taxes.

The Company accounts for income taxes in accordance with the provisions of SFAS 109.  Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

The components of income tax expense (benefit) before allocation to minority interest are as follows:

Years ended December 31,	2006	2005	2004
Federal - deferred	$1,193	$495	$(1,970)
State - deferred	(28)	(112)	(232)
State - current	309	170	—
Income tax expense (benefit)	$1,474	$553	$(2,202)
Income tax benefit related to discontinued operations	416	128	728
Income tax expense (benefit) related to continuing operations	$1,890	$681	$(1,474)

The tax expense (benefit) was calculated using an effective tax rate of 38% applied to the net income (loss) of Barclay.  The Company believes that Barclay will generate sufficient future taxable income to realize its deferred tax asset.  A valuation allowance of $49 has been recorded as of December 31, 2006 for capital losses in connection with the disposition of Windsor Lessee.  As of December 31, 2006, the Company had net operating losses totaling $16.6 million for federal income tax purposes and $20.8 million for state income tax purposes with expiration dates generally through 2024.  The components of the deferred tax asset are as follows:

December 31,	2006	2005
Net operating loss	$6,473	$7,090
Amortization of lease acquisition cost	3,832	4,472
Valuation allowance for capital loss carry forward	(49)	(49)
Other	111	(42)
Deferred tax asset	$10,367	$11,471

Reconciliations of the Company’s statutory federal income tax rate of 34% to the effective tax rate are as follows:

Years ended December 31,	2006	2005	2004
Statutory federal income tax expense	$11,913	$1,939	$5,124
State tax expense, net of federal benefit	1,402	228	603
Other income tax expense (benefit)	765	393	(69)
Non-taxable REIT income tax benefit	(12,606)	(2,007)	(7,860)
Income tax expense (benefit)	$1,474	$553	$(2,202)

12.       DERIVATIVE INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments.  Specifically, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value.  Additionally, the fair value adjustments will affect either shareholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.  The Company does not enter into derivative or interest rate transactions for speculative purposes.  The Company regularly reviews interest rate exposure on its outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

In the normal course of business, the Company is exposed to the effect of interest rate changes.  To reduce overall interest cost, the Company uses interest rate instruments, typically an interest rate cap agreement or an interest rate swap agreement, to convert a portion of its variable-rate debt to fixed-rate debt.  Interest rate differentials that arise under these agreements are recognized in interest expense over the life of the contracts.  The Company limits the effect of interest rate changes by following established risk management policies and procedures including the use of derivatives.  Derivatives are used primarily to fix the rate on debt based on floating-rate indices and to manage the cost of borrowing obligations.  Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.  The Company uses a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of derivative instruments.  All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

As required by the extension of the GE Line, during 2005, the Company, through SPE II, entered into an interest rate cap agreement to eliminate the exposure to increases in 30-day LIBOR (30-day LIBOR was 5.32% at December 31, 2006) over 6.14% on principal balances up to $215 million outstanding.  This interest rate cap agreement terminates on January 1, 2007.  The fair market value of the interest rate cap agreement on the date of execution was $12, which was recorded to interest expense at that time.  Accordingly all changes in fair value are recorded through the statement of operations.  At December 31, 2006, the fair value was $0.  To replace the expiring cap for the GE Line, the Company entered into an interest rate cap agreement to eliminate the exposure to increases in 30-day LIBOR over 9.17% on principal balances up to $150 million outstanding.  This interest rate cap agreement becomes effective on January 1, 2007 and terminates on January 4, 2010.  The fair market value of the interest rate cap agreement on the date of execution was $10, which was recorded to interest expense at that time.  Accordingly all changes in fair value are recorded through the statement of operations.  At December 31, 2006 the fair value was $1.  Future changes in the fair market value will be recorded through the statement of operations.

13.       CAPITAL STOCK

In August 2006, the Company completed a common stock offering, selling 2.4 million shares to the public, which generated net cash proceeds totaling $26.4 million.  The Company used the proceeds to reduce its outstanding balance under the GE Line.  The Company has on file with the SEC a shelf registration statement under which common stock, preferred stock and debt securities are registered for issuance by the Company.  The Company’s ability to raise capital through the sale of stock is dependent upon market conditions.

In February 2004, the Company completed the issuance of 3.68 million shares of its 8.00% Series B Cumulative Preferred Stock.  The net proceeds raised totaled approximately $88.8 million, approximately $76.1 million of which was used to fully redeem the Company’s then outstanding 3.0 million shares of 9.25% Series A Cumulative Preferred Stock plus accrued dividends.  The Company used the remaining proceeds of approximately $12.7 million to pay down its line of credit.  The costs capitalized as part of the issuance of the Series A Cumulative Preferred Stock in September 1997 totaled approximately $1.7 million as of February 2004 and were recorded as a reduction in net income (loss) available to common shareholders in the first quarter of 2004.

For the years ended December 31, 2006, 2005 and 2004, dividends paid to shareholders have consisted of ordinary income, or un-recaptured Section 1250 gain.  During 2006, 2005 and 2004, the Company declared and paid quarterly cash dividends of $0.15 per common share.  The common dividends for the year ended December 31, 2006 were reported for tax purposes as

78% ordinary income and 22% un-recaptured Section 1250 gain.  All of the common dividends for the years ended December 31, 2005 and 2004 were reported for tax purposes as 100% ordinary income.

During 2006 and 2005, the Company declared and paid quarterly cash dividends of $0.50 per Series B cumulative preferred stock.  During the first quarter of 2004, the Company declared cash dividends of $0.353 per Series A preferred share for the period from January 1, 2004 through February 24, 2004 and $0.20 per Series B preferred share for the period from February 24, 2004 (the issuance date of the new Series B cumulative preferred stock) through March 31, 2004.  The preferred dividends for the year ended December 31, 2006 were reported for tax purposes as 78% ordinary income and 22% un-recaptured Section 1250 gain.  All of the preferred dividends for the years ended December 31, 2005 and 2004 were reported for tax purposes as 100% ordinary income.

Pursuant to the Partnership Agreement of the Partnership, the holders of limited partnership units have certain redemption rights (the “Redemption Rights”), which enable them to cause the Partnership to redeem their units in the Partnership in exchange for shares of common stock on a one-for-one basis or, at the option of the Company, for an equivalent amount of cash.  The number of shares issuable upon exercise of the Redemption Rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of the Company.  As of December 31, 2006, the total number of partnership units outstanding and subject to redemption was 1,298,480.

14.       EARNINGS PER SHARE

Net income (loss) per common share is computed by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period.  Net income (loss) per common share assuming dilution is computed by dividing net income (loss) available to common shareholders plus income allocated to minority interest by the weighted-average number of common shares assuming dilution during the period.  Weighted average number of common shares assuming dilution includes common shares and dilutive common share equivalents, including redeemable limited partnership units, stock options, and unvested stock grants.  The following is a reconciliation of the amounts used in calculating basic and fully diluted income (loss) per common share:

	2006	2005	2004
Income from continuing operations	$11,132	$13,281	$11,669
Less: preferred stock distributions	(7,360)	(7,360)	(7,315)
Less: loss on redemption of Series A preferred stock	—	—	(1,720)
Income from continuing operations available to common shareholders	$3,772	$5,921	$2,634

Income (loss) from discontinued operations	$21,267	$(7,664)	$5,214

Loss from cumulative effect of changes in accounting principles	$—	$(364)	$—

Net income (loss) available to common shareholders	25,039	(2,107)	7,848
Plus: income from continuing operations allocated to minority interest	170	290	132
Plus: income (loss) from discontinued operations allocated to minority interest	996	(376)	254
Plus: loss from cumulative effect of changes in accounting principles allocated to minority interest	—	18	—

Net income (loss) available to common shareholders assuming dilution	$26,205	$(2,175)	$8,234

Weighted average number of common shares basic	27,475	26,302	26,224
Minority interest units with redemption rights	1,298	1,298	1,298
Stock options and unvested stock grants	170	80	33

Weighted average number of common shares assuming dilution	28,943	27,680	27,555

Earnings per share -basic and diluted
Income from continuing operations available to common shareholders	$0.14	$0.22	$0.10
Income (loss) from discontinued operations	$0.77	$(0.29)	$0.20
Loss from cumulative effect of changes in accounting principles	$—	$(0.01)	$—
Net income (loss) available to common shareholders	$0.91	$(0.08)	$0.30

15.       STOCK INCENTIVE PLAN

The Winston Hotels, Inc. Stock Incentive Plan (the “Plan”) permits the grant of incentive or nonqualified stock options, stock appreciation rights, stock awards and performance shares to eligible participants.  As of December 31, 2006, the Plan had 1,477,144 shares available for future issuance.  Stock options and stock awards are granted upon approval of the Compensation Committee of the Board and generally are subject to vesting over a period of four years.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The key requirement of SFAS 123R is that the cost of share-based awards to employees will be measured based on an award’s fair value at the grant date, with such cost to be amortized over the appropriate service period, net of estimated forfeitures.  Previously, entities could elect to continue accounting for such awards at their grant date intrinsic value under APB Opinion No. 25, and the Company made that election.  The intrinsic value method resulted in the Company recording no compensation expense for stock options granted to employees.  The Company adopted SFAS 123R as of January 1, 2006 using the modified prospective method.  The adoption of SFAS No. 123R did not have an impact on the Company’s income, earnings per share or presentation of cash flows.  The Company’s Consolidated Statement of Shareholders’ Equity and the equity section of the Company’s Consolidated Balance Sheet were impacted by the reclassification of unearned compensation required by SFAS No. 123R.

Options

No options have been granted since 2000 and all options granted prior to that date were vested by the year ended December 31, 2004.  The exercise price of incentive stock options is generally the market price of the Company’s common stock on the date of grant.  The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Options Outstanding	Options Exercisable	Remaining Contractual Life
$9.38	10,000	10,000	Expire on April 18, 2009

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000: dividend of $1.12; expected volatility of 26.1%; risk-free interest rate of 5.5%, and an expected life of five years for all options.  The estimated weighted average fair value per share of the options granted in 2000 was $0.24.  A summary of the status of stock options under the Plan as of December 31 and changes during the years ended are presented below:

Years Ended December 31,	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	100,000	$11.18	152,000	$11.20	795,000	$11.07
Forfeited	(90,000)	$11.38	(52,000)	$11.24	(643,000)	$11.04
Outstanding at end of year	10,000	$9.38	100,000	$11.18	152,000	$11.20
Options exercisable at year-end	10,000		100,000		152,000

Since all options granted vested by the year ended December 31, 2004, there would have been no effect on 2006 or 2005 earnings if the fair value method had been applied.  The following table illustrates the effect on our net income and earnings per share if the fair value method had been applied to all outstanding and nonvested awards for the year ended December 31, 2004:

Net income available to common shareholders, as reported	$7,848
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	1
Pro forma net income available to common shareholders	7,847
Earnings per share:
Basic and diluted – as reported	$0.30
Basic and diluted – pro forma	$0.30

Share Awards

The Plan allows the Company to grant shares of restricted common stock to executives and employees.  Long-term incentives for executive compensation, which generally take the form of restricted stock awards, are provided primarily pursuant to the Plan, which is administered by the Compensation Committee.  Awards of restricted stock under the Plan are based on comparisons to incentives offered among a peer group of REITs.  The restricted shares generally vest 20% immediately and 20% on the anniversary of the grant date over each of the next four years.  Compensation expense, which is based on the closing sale price for the Company’s common stock on the grant date, is recognized over the applicable vesting period, with corresponding increases in common stock and additional paid-in capital.  As a result of the adoption of SFAS No. 123R, on a prospective basis, the Company will not show unearned restricted shares as a negative component of shareholders’ equity; rather, such amounts will be included in the determination of common stock and additional paid-in capital presented in the Consolidated Balance Sheets.  A summary of the status of unearned restricted shares under the Plan as of December 31, 2006 and changes during the year ended are presented below:

	Number of	Weighted Average
	Shares	Grant-Date Fair Value	Grant-Date
	(in thousands)	Per Share	Fair Value
Non-vested at December 31, 2003	68	$8.35	$568
Granted	127	$10.50	$1,333
Vested	(73)	$9.73	$(710)
Forfeited	(11)	$9.45	$(104)
Non-vested at December 31, 2004	111	$9.79	$1,087
Granted	117	$11.23	$1,314

Vested	(92)	$10.29	$(947)
Forfeited	—	$—	$—
Non-vested at December 31, 2005	136	$10.69	$1,454
Granted	293	$9.75	$2,856
Vested	(172)	$9.95	$(1,712)
Forfeited	(11)	$10.36	$(114)
Non-vested at December 31, 2006	246	$10.10	$2,484

Shares granted for the years ended December 31, 2006, 2005 and 2004 vested 20% immediately and 20% on the anniversary of the grant date over each of the next four years, contingent on service.  During 2006, 2005 and 2004, the Company’s compensation costs under the stock-based compensation plan were $1.7 million, $0.9 million and $0.7 million, respectively.  Of these compensation costs, approximately $293, $107 and $37, were capitalized for 2006, 2005 and 2004, respectively, as investment in hotel properties in accordance with the provisions of FASB 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects”.  At December 31, 2006, there was $2,484 of total unrecognized compensation cost related to nonvested stock-based compensation plan awards, which is expected to be recognized over a weighted-average period of approximately 2 years.  Several key employees have the option to defer ownership of, and tax obligations on the value of, the stock until a future date.  In doing so, the Company retains ownership of the common stock for the benefit of the employee, and records treasury stock with an offsetting liability to the recipient, since the Company’s obligation can only be settled through the issuance of common stock.  Both of these accounts offset each other within the Company’s shareholders’ equity.  The total cost value of the shares deferred totaled $5.9 million and $3.2 million as of December 31, 2006 and 2005, respectively.

The Company also has a non-qualified deferred compensation program for several key employees and has related assets of the same amount held in trust.  The Company has recorded these assets and liabilities at their fair value in prepaid expenses and other assets and accounts payable and accrued expenses, respectively, in the consolidated financial statements.  These assets are the property of the Company and hence subject to the claims of general creditors.  The Company intends to utilize these assets to fund its deferred compensation obligations.  The total fair value of the deferred compensation totaled $2.8 million and $2.3 million as of December 31, 2006 and 2005, respectively.

16.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, cash equivalents, notes receivables and short-term obligations approximate fair value due to the short maturities of these instruments.  The carrying amount and fair value of derivatives is discussed in Note 12.  The carrying amount of the Company’s variable rate debt approximates fair value due to the change in the interest rates.  The carrying amount of the Company’s fixed rate debt was $197.4 million and $83.8 million at December 31, 2006 and 2005, respectively.  The estimated fair value of this debt, as obtained from quoted market prices for the same or similar issues, was $197.3 million and $84.7 million at December 31, 2006 and 2005, respectively.

17.       SEGMENT REPORTING

The Company presently operates in two business segments within the hotel lodging industry: Hotel Ownership and Hotel Financing.  Hotel Ownership refers to owning hotels directly or through joint ventures and includes our and our joint ventures’ development activities.  Hotel Financing refers to owning hotel-related loans through origination or acquisition. The Company does not allocate certain corporate-level accounts to its operating segments, including corporate general and administrative expenses, interest and other income unrelated to notes receivable and minority interest in the Partnership.  Aside from the Company’s portfolio of notes receivable and related interest receivable, all assets of the Company relate to the Hotel Ownership segment.  In addition, all capital expenditures incurred by the Company relate to the Hotel Ownership segment.  Financial information related to the Company’s reportable segments for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Hotel	Hotel
Year ended December 31, 2006:	Ownership	Financing	Corporate	Consolidated
Operating revenues	$166,110	$—	$—	$166,110
Operating expenses	(106,222)	(2)	(11,341)	(117,565)
Depreciation and amortization	(22,056)	—	—	(22,056)
Extinguishmnet of debt	—	—	(3,961)	(3,961)
Interest and other income	—	8,000	694	8,694
Interest expense	(13,091)	(4,462)	—	(17,553)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in income of unconsolidated joint ventures	24,741	3,536	(14,608)	13,669
Income allocation to minority interest in Partnership	—	—	(170)	(170)
Income allocation to minority interest in consolidated joint ventures	(563)	—	—	(563)
Income tax expense	(1,890)	—	—	(1,890)
Equity in income of unconsolidated joint ventures	86	—	—	86
Income (loss) from continuing operations	$22,374	$3,536	$(14,778)	$11,132
Income from discontinued operations				21,267
Net income				$32,399

Total assets	$486,304	$53,905	$—	$540,209

	Hotel	Hotel
Year ended December 31, 2005:	Ownership	Financing	Corporate	Consolidated
Operating revenues	$125,197	$—	$—	$125,197
Operating expenses	(81,524)	(13)	(7,930)	(89,467)
Depreciation and amortization	(17,105)	—	—	(17,105)
Interest and other income	—	6,648	397	7,045
Interest expense	(9,615)	(2,018)	—	(11,633)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in income of unconsolidated joint ventures	16,953	4,617	(7,533)	14,037
Income allocation to minority interest in Partnership	—	—	(290)	(290)
Income allocation to minority interest in consolidated joint ventures	(410)	—	—	(410)
Income tax expense	(681)	—	—	(681)
Equity in income of unconsolidated joint ventures	625	—	—	625
Income (loss) from continuing operations	$16,487	$4,617	$(7,823)	$13,281
Loss from discontinued operations				(7,664)
Cumulative effect of change in accounting principle - net				(364)
Net income				$5,253

Total assets	$488,527	$39,166	$—	$527,693

	Hotel	Hotel
Year ended December 31, 2004:	Ownership	Financing	Corporate	Consolidated
Operating revenues	$104,527	$—	$—	$104,527
Operating expenses	(67,224)	(60)	(6,798)	(74,082)
Depreciation and amortization	(14,841)	—	—	(14,841)
Interest and other income	—	1,923	273	2,196
Interest expense	(6,703)	(454)	—	(7,157)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in loss of unconsolidated joint ventures	15,759	1,409	(6,525)	10,643
Income allocation to minority interest in Partnership	—	—	(132)	(132)
Income allocation to minority interest in consolidated joint ventures	(255)	—	—	(255)
Income tax benefit	1,474	—	—	1,474
Equity in loss of unconsolidated joint ventures	(61)	—	—	(61)
Income (loss) from continuing operations	$16,917	$1,409	$(6,657)	$11,669
Income from discontinued operations				5,214
Net income				$16,883

Total assets	$392,378	$32,002	$—	$424,380

18.       COMMITMENTS AND CONTINGENCIES

Franchise Agreements

Of the 53 hotels in which the Company holds an ownership interest, 52 are operated under franchises from nationally recognized franchisors including Marriott International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group PLC, (formerly Six Continents PLC) and Choice Hotels International.  The Company anticipates that most of the additional hotel properties in which it invests will be operated under franchise licenses.  Franchisors provide a variety of benefits for franchisees including national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

The hotel franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the Company must comply.  The franchise licenses obligate the Company to comply with the franchisors’ standards and requirements with respect to training of operational personnel, safety, insurance, the types of services and products ancillary to guest room services that may be provided, display of signs, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

The franchise agreements provide for termination at the franchisor’s option upon the occurrence of certain events, including the Company’s failure to pay royalties and fees or perform its other covenants under the franchise agreement, bankruptcy, abandonment of the franchise, commission of a felony, assignment of the franchise without the consent of the franchisor, or failure to comply with applicable law or maintain applicable standards in the operation and condition of the relevant hotel.  The franchise agreements will not renew automatically upon expiration.  The 52 hotels’ franchise licenses, including eight joint venture hotels, will expire as follows:

	Number of		Number of
Year of Expiration	Hotels	Year of Expiration	Hotels
2007	2	2018	3
2008	2	2019	6
2009	2	2020	1
2010	1	2022	3
2011	2	2023	1
2012	2	2024	4
2013	5	2025	1
2014	1	2026	1
2015	1	2027	1
2016	2	2031	1
2017	10

The Company received written notification from a franchisor that the franchise license agreements for two of its hotels, which expire in January 2008 and March 2009, will not be renewed.  The Company may decide to change the brand of the hotels prior to the expiration date.  The expiration of these licenses in 2008 and 2009 is not expected to have a material impact on the Company’s results of operations in the future.  There can be no assurance that other licenses will be renewed upon the expiration thereof.  Such future non-renewals could have a material adverse effect on the Company.

The Company’s franchisors periodically inspect the Company’s hotels to ensure that they meet certain brand standards primarily pertaining to the condition of the property and its guest service scores.  As of December 31, 2006, the Company was in default at four hotels for product improvement issues and/or low guest service scores.  The Company is currently in the process of curing these deficiencies to comply with the respective franchisor’s standards, and although the Company expects to cure these defaults and obtain an acceptable rating for each of these hotels, it can provide no assurance that an acceptable rating will be received for these hotels.  The failure by the Company to cure defaults at multiple properties and the potential subsequent terminations of franchise agreements by its franchisors related to these defaults could have a material adverse effect on the Company’s financial statements and/or results of operations.

Operating Leases

The Company leases its corporate office under a non-cancelable operating lease.  Under the terms of the lease, the Company makes lease payments through May 2010.  These operating lease commitments for 2007 through 2010 are $394, $404, $414 and $174.  Gross rental expense for the years ended December 31, 2006, 2005 and 2004 was $320, $320 and $302, respectively.  The Company subleases some of the corporate office space.  Sublease income offsetting the gross rental expense for the years ended December 31, 2006, 2005 and 2004 was $102, $122 and $129, respectively.

For one of the hotels, the Company leases the land under an operating lease, which expires on December 31, 2062.  Expenses incurred for the years ended December 31, 2006, 2005 and 2004 related to this land lease totaled $423, $387 and $253, respectively.  Minimum future rental payments for 2007 through 2011 are $110 with $5,610 due thereafter.

Third Party Lessees

Between July 2002 and December 2004, the Company acquired all of the third party leases for its wholly owned hotels.  Under the terms of the percentage leases, the Company’s third party lessees were obligated to pay the Company the greater of base rents or percentage rents.  The Company earned minimum base rents of $424 for the year ended December 31, 2004.  The percentage rents were based on percentages of gross room revenue and certain food and beverage revenues of the lessees.  Pursuant to the percentage leases, the Company is obligated to pay 5% of room revenues (7% of gross room, food and beverage revenues from one of its full-service hotels) to fund periodic improvements to the buildings and grounds, and the periodic replacement and refurbishment of furniture, fixtures and equipment.  This obligation is cumulative, in that any capital expenditures made in one year in excess of the required limit shall serve as a credit for future years and vice-versa.

Distributions

The Company operates in a manner intended to enable it to qualify as a REIT under the Internal Revenue Code.  A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income that is distributed to its shareholders.  Based on the Company’s 2005 taxable income to shareholders, the Company was required to distribute approximately $24.7 million in order to maintain its REIT status as described above.  We distributed approximately $16.8 million to common shareholders and $7.4 million to preferred shareholders, which exceeded our required distributions.

Asset Retirement Obligations

In December 31, 2005, the Company adopted FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (“FIN 47”) an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”).  The interpretation clarifies that a legal obligation to perform an asset retirement activity that is conditional on a future event is within the scope of SFAS 143.  Accordingly, an entity is required to recognize a liability for the fair value of an asset retirement obligation (“ARO”) that is conditional on a future event if the liability’s fair value can be reasonably estimated.  The interpretation also provides additional guidance for evaluating whether sufficient information is available to make a reasonable estimate of the fair value.

FIN 47 clarifies that future expenses to remove environmental contaminates, including asbestos-containing materials (“ACMs”) from buildings should be estimated and accrued as a liability at the time of acquisition with an offset to increase the cost of the associated structure.  The Company currently owns four hotels in which ACMs were identified.  The ACMs are appropriately managed, in accordance with current environmental laws and regulations.  As such, if the ACMs pose a threat to human health or if construction, renovation, remodeling, or demolition occurs, it is the Company’s practice to remediate the ACMs.  As a result of adopting FIN 47, the Company recorded AROs totaling $654 and increased by $272 the net value of its recorded assets to recognize the associated conditional retirement obligation of removing the ACMs.  The Company used an expected cash flow approach to measure these obligations.  The retirement liability is accreted through interest expense to the estimated payouts that would be made in the future if settlement of the liability were to occur.  The increased asset value is depreciated following the Company’s policy for the hotel.  Previously, the Company did not accrue any retirement liability for the expected retirement costs on these hotels due to the uncertainty associated with the timing and amount of payment.  The cumulative effect of initial adoption of this interpretation was $364 (net of allocation to minority interest of $18), which is included in cumulative effect of change in accounting principle on the Consolidated Statements of Operations for the year ended December 31, 2005.  If the Company had adopted FIN 47 on January 1, 2004, the asset retirement obligation would have been the following on a pro forma basis:

Asset retirement obligation as of January 1, 2004	$586
Accretion expense	33
Asset retirement obligation as of December 31, 2004	619
Accretion expense	35
Asset retirement obligation as of December 31, 2005	654
Accretion expense	234
Sale of hotel and right off of related asset retirement obligation	(453)
Additional asset retirement obligation	319
Asset retirement obligation as of December 31, 2006	$754

If the Company had adopted FIN 47 on January 1, 2004, net income (loss) and the respective per share amounts would have been the following on a pro forma basis for the years ended December 31:

	2005	2004
Net income (loss) available to common shareholders, as reported	$(2,107)	$7,848
Add: Cumulative effect of change in accounting principle - net	364	—
Deduct: Accretion expense	(35)	(33)
Deduct: Depreciation expense	(13)	(13)
Pro forma net income (loss) available to common shareholders	$(1,791)	$7,802
Earnings (loss) per share:
Basic and diluted – as reported	$(0.08)	$0.30
Basic and diluted – pro forma	$(0.07)	$0.30

The pro forma amounts were measured using the same information, assumptions and interest rates used to measure the liability for conditional asset retirement obligations recognized upon adoption of FIN 47.

19.       QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly results of operations for the years ended December 31 are as follows:

2006	First	Second	Third	Fourth
Total operating revenue	$36,395	$43,613	$44,052	$42,050
Operating income	3,999	8,806	8,498	5,186
Income from continuing operations	1,136	703	5,274	4,019
Income from discontinued operations	5,144	4,863	8,005	3,255
Net income	6,280	5,566	13,279	7,274
Preferred stock distributions	(1,840)	(1,840)	(1,840)	(1,840)
Net income available to common shareholders	4,440	3,726	11,439	5,434
Weighted average number of common shares	26,418	26,479	27,500	29,037
Weighted average number of common shares assuming dilution	26,418	26,479	28,928	30,484
Basic and diluted earnings per common share:
Income from continuing operations	(0.03)	(0.04)	0.12	0.08
Income from discontinued operations	0.20	0.18	0.29	0.11
Net income available to common shareholders	$0.17	$0.14	$0.41	$0.19

2005	First	Second	Third (a)	Fourth
Total operating revenue	$27,574	$31,674	$32,327	$33,622
Operating income	3,495	5,668	5,317	4,145
Income from continuing operations	2,435	4,025	3,917	2,904
Income (loss) from discontinued operations	543	1,751	(10,825)	867
Net income (loss)	2,978	5,776	(6,908)	3,407
Preferred stock distributions	(1,840)	(1,840)	(1,840)	(1,840)
Net income (loss) available to common shareholders	1,138	3,936	(8,748)	1,567
Weighted average number of common shares	26,283	26,298	26,314	26,314
Weighted average number of common shares assuming dilution	27,601	27,611	27,620	27,654
Basic and diluted earnings per common share:
Income from continuing operations	0.02	0.08	0.08	0.04
Income (loss) from discontinued operations	0.02	0.07	(0.41)	0.03
Cumulative effect of change in accounting principle - net	—	—	—	(0.01)
Net income (loss) available to common shareholders	$0.04	$0.15	$(0.33)	$0.06

The inclusion of additional hotels in discontinued operations as of December 31, 2006 and through March 31, 2007 resulted in certain reclassifications to the financial statement amounts for the individual quarters during 2006 and 2005.

(a)                During the third quarter of 2005, the Company recorded a $12.4 million (net of allocation to minority interest) impairment charge relating to two hotels held for sale (See Note 5).

20.       SUBSEQUENT EVENTS

Merger Agreement.  On February 21, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wilbur Acquisition Holding Company, LLC, (“Parent”) and Wilbur Acquisition, Inc., a wholly-owned subsidiary of Parent (“MergerCo” and, together with Parent, the “Buyer Parties”).  Parent is held by affiliates of Och-Ziff Real Estate and Norge Churchill, Inc.

Pursuant to the Merger Agreement, at closing (i) MergerCo will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”), and (ii) Parent will purchase one hundred (100) common units of partnership interest in the Partnership for a purchase price of one hundred dollars ($100.00), whereby Parent will become a limited partner of the Partnership.  Through the Company, Parent will serve as the general partner of the Partnership following completion of the Merger.  Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

1)              each share of MergerCo common stock issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of the Company’s common stock; and

2)              each share of the Company’s common stock that is issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company, the Buyer Parties and their respective subsidiaries) will be converted into, and canceled in exchange for, the right to receive an amount in cash to be paid by Parent equal to $14.10 (the “Common Share Merger Consideration”); and

3)              each share of the Company’s 8.00% Series B Cumulative Preferred Stock (“Series B Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of Series B Preferred Stock of the surviving entity; and

4)              each partnership interest in the Partnership that is not specifically designated as a Series B Preferred Unit issued and outstanding immediately prior to the Effective Time will be converted into, and cancelled in exchange for, the right to receive an amount in cash equal to the Common Share Merger Consideration, multiplied by the Conversion Factor (as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership), which as of the date hereof is one.

The Merger Agreement and related transactions were unanimously approved by the Board of Directors of the Company, upon the recommendation of a special committee comprised of its independent directors (“Special Committee”).  Each of the Board of Directors of the Company and the Special Committee has recommended the adoption and approval of the Merger Agreement, the Merger and related transactions contemplated by the Merger Agreement by the Company’s common shareholders.  Holders of the Company’s common stock will be asked to vote on the Merger and related transactions at a special meeting that will be held on a date to be announced.  The Merger is subject to various closing conditions, including, among other things, the requisite approval of the Merger by the affirmative vote of holders of at least a majority of the outstanding shares of the Company’s common stock at the record date, the absence of a material adverse effect on the Company, the delivery of a tax opinion relating to the Company’s REIT tax status, the execution by the Company and the other limited partners of the Partnership of an amended partnership agreement, the receipt of certain third party consents, the repayment of all outstanding debt under the Company’s line of credit, the absence of any injunction issued by any governmental body preventing the consummation of the Merger and the continued accuracy at the closing of the Merger of the Company’s representations and warranties made in the Merger Agreement.  The Merger is expected to close in the second quarter of 2007, pending shareholder approval and other customary closing conditions.

Pursuant to the Merger Agreement, the Company has agreed to certain restrictions on its operating activities without Parent’s prior consent while subject to the Merger Agreement, including, among other things, that the Company will not (i) place or originate any new loans under its Hotel Financing segment, (ii) sell or acquire any properties that were not subject to existing definitive agreements for their purchase or sale as of the date of the Merger Agreement, (iii) enter into any new franchise agreements, ground leases or other material contracts or terminate any existing franchise agreements, ground leases or other material contracts, (iv) settle any material legal proceedings, (v) commence development activities on its current hotels, (vi) make any payments in respect of the Company’s debt, other than scheduled interest and amortization payments, (vii) make any commitment with respect to any capital expenditure individually in excess of $250 or in the aggregate in excess of $500, other than in accordance with a previously provided budget and (viii) mortgage or otherwise encumber any of the Company’s properties or assets.

While subject to the Merger Agreement, the Company is not permitted to pay any dividends on its common stock or make any other distribution, payable in cash, stock, property or otherwise, except for payment of required quarterly dividends with respect to outstanding shares of the Series B Preferred Stock in accordance with the terms thereof as in effect on the date of the Merger Agreement.  Pursuant to the Merger Agreement following the completion of the Merger, the Company and the

Buyer Parties are obligated to use their reasonable best efforts to cause the Company’s common and Series B Preferred Stock to be delisted from the New York Stock Exchange and deregistered under the Exchange Act so that they will no longer be publicly traded.

The Merger Agreement contains certain termination rights for Parent and the Company and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $11.0 million and reimburse transaction expenses incurred by Parent in an amount not to exceed $9.0 million.

On March 8, 2007, the Company received an unsolicited offer from Inland American Real Estate Trust, Inc. (“Inland”) to acquire all of the outstanding common stock of the Company for $15.00 per share, together with all of the common units of the Partnership for $15.00 per unit.  The offer contemplates an acquisition of the Company, and is subject to certain terms and conditions, including the negotiation of a definitive merger agreement and completion of due diligence by Inland.  On March 9, 2007, after consultation with its outside legal and financial advisors, the Special Committee determined that (i) failing to consider Inland’s offer would be inconsistent with its fiduciary obligations to the Company’s shareholders and (ii) Inland’s proposal is reasonably likely to lead to a “Superior Proposal” (as defined in the Merger Agreement).  Accordingly, on March 13, 2007, the Company entered into a confidentiality agreement with Inland for the purpose of furnishing information to, and commencing negotiations on a definitive agreement with, Inland.  There is no assurance that the Company will enter into a definitive agreement with Inland.

Law suit related to Merger.  On March 6, 2007, a putative shareholder class action lawsuit related to the Merger Agreement was filed in Wake County Superior Court naming the Company, each of the Company’s directors, and the Buyer Parties as defendants.  The lawsuit, Whitney v. Winston Hotels, Inc., et al, alleges, among other things, that $14.10 per share in cash to be paid to the holders of shares of the Company’s common stock in connection with the Merger is inadequate and that the individual defendants breached their fiduciary duties to the Company’s shareholders in negotiating and approving the Merger Agreement.  In addition, the lawsuit alleges that the Company, as well as the Buyer Parties, have aided and abetted the individual defendants in their breaches of fiduciary duty.  It also claims that the individual defendants have failed to disclose adequate information to the Company’s shareholders concerning the Merger.  The complaint seeks the following equitable relief: (i) declare the lawsuit to be a proper class action; (ii) enjoin, preliminarily and permanently, any acquisition of the Company under the terms presently proposed until the Board of Directors of the Company has taken all steps to ensure a fair and proper process to maximize value for all shareholders of the Company; (iii) declare the termination fee provisions in the Merger Agreement to be unfair, unreasonable and improper deal protection devices, and enjoin the payment of any termination fee to the Buyer Parties or its affiliates; (iv) declare that the individual defendants have breached their fiduciary duties to plaintiff and the class and that the Buyer Parties aided and abetted such breaches; (v) award pre-and post judgment interest, attorney’s fees, expert fees and other costs to the extent permitted by law, in an amount to be determined; and (vi) grant such other and further relief as the court deems appropriate including damages plus interest.  The Company believes the lawsuit is without merit and intends to defend it vigorously; however, at this time, the Company cannot provide any assurance as to the probable outcome of the suit.

Loan Program.  The Company purchased the Junior Participation Interest in the Lady Luck Loan for $20.3 million pursuant to a Participation Agreement with the Senior Participant, dated May 5, 2006 (the “Participation Agreement”).  On February 20, 2007, the parties to the Participation Agreement entered into a Put Agreement (the “Put Agreement”), whereby the parties established a put option that permits the Company, at any time within seven  calendar days of the execution of the Put Agreement, at its sole option to sell the Junior Participation Interest to the Senior Participant.  Upon exercise of the Company’s $150 put option, the Senior Participant is obligated to purchase from the Company the Junior Participation Interest in its entirety for a purchase price of approximately $15.2 million.  The Company exercised this put option on February 21, 2007.  The Put Agreement was entered into in connection with Merger negotiations with Parent.  Accordingly, the Company will recognize a loss of approximately $5.3 million, including the put fee and accrued, unpaid interest, during the quarter ended March 31, 2007 as a result of this sale.  Management did not consider this note to be impaired as of December 31, 2006 and accordingly no loss was recognized at December 31, 2006.

See Note 8 for additional subsequent events related to note receivables.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Certain matters discussed throughout this Form 10-Q and documents incorporated herein by reference that are not historical facts are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 and accordingly, involve estimates, projections, goals, forecasts, and assumptions, and are subject to risks and uncertainties that could cause actual operating results to differ materially from those expressed or implied in the forward looking statements.  Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Winston Hotels, Inc. does not undertake any obligations to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

When we use the words “guidance,” “project,” “target,” “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “will likely result,” “should,” “intend,” or similar expressions, we intend to identify forward-looking statements.  You should not place undue reliance on these forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans, and objectives.  Examples of factors that you should consider with respect to any forward-looking statements made throughout this document include, but are not limited to, the following:

•                  risks and uncertainties related to the previously announced merger transaction with Inland American Real Estate Trust, Inc., including, among other things:

•                  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•                  the outcome of any legal proceedings that have been or may be instituted against our company or our operating partnership and others relating to the merger agreement;

•                  the inability to complete the merger and the other transactions contemplated by the merger agreement due to the failure to obtain the requisite common shareholder approval or the failure to satisfy other conditions to consummation of the merger and the other transactions contemplated by the merger agreement;

•                  the failure of the merger and the other transactions contemplated by the merger agreement to be completed for any other reason;

•                  the risks that the merger and the other transactions contemplated by the merger agreement divert the attention of our employees;

•                  the significant restrictions on our business activities, including our ability to pay dividends on our common stock, that are imposed on us and our subsidiaries by the merger agreement; and

•                  the effect of the announcement of the merger and the other transactions contemplated by the merger agreement on our stock price, customer relationships, operating results and business generally;

•                  the failure to purchase the previously announced New York hotels;

•                  lower than expected revenue per available room, occupancy, average daily rates, and gross operating margins;

•                  impact on our hotels and the markets in which we operate from terrorist attacks and natural disasters;

•                  changes in general economic conditions, which affect the travel industry;

•                  the degree and nature of our direct competition;

•                  properties held for sale will not sell;

•                  franchise licenses will not be renewed;

•                  financing risks including the inability to obtain financing on favorable terms, if at all;

•                  development risks including the risks of construction delays and cost overruns, non-issuance or delay of issuance of governmental permits, zoning restrictions;

•                  the increase of development costs in connection with projects that are not pursued to completion;

•                  non-payment of hotel loans made to third parties; and

•                  the failure to make additional hotel loans and investments in non-distressed and distressed hotel assets.

Many but not all risk factors that may impact actual results are discussed in PART I, Item 1A-”Risk Factors” of the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, which you should carefully read.  All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond the control of Winston Hotels, Inc.  New factors emerge from time to time, and it is not possible for the Company to predict all such factors, nor can it assess the effect of such factors on Winston Hotels, Inc.

Item 1. Financial Statements

WINSTON HOTELS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	March 31, 2007	December 31, 2006
ASSETS
Land	$59,597	$59,803
Buildings and improvements	427,651	430,968
Furniture and equipment	66,883	66,745
Operating properties	554,131	557,516
Less accumulated depreciation	139,835	140,826
	414,296	416,690
Properties under development and land for development	5,192	11,748
Net investment in hotel properties	419,488	428,438

Assets held for sale	11,834	10,327
Corporate furniture, fixtures and equipment, net	520	551
Cash	43,363	7,822
Accounts receivable, net	3,149	2,723
Notes receivable	29,530	52,146
Investment in joint ventures	3,927	4,210
Deferred expenses, net	8,792	9,490
Prepaid expenses and other assets	16,188	14,135
Deferred tax asset	10,506	10,367
Total assets	$547,297	$540,209

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

Lines of credit	$5,250	$7,850
Mortgage loans	240,707	231,694
Accounts payable and accrued expenses	18,889	21,479
Distributions payable	1,840	6,413
Total liabilities	266,686	267,436

Minority interest	15,592	13,804

Commitments and contingencies (See Notes 2 and 14)	—	—

Shareholders’ equity:
Preferred stock, Series B, $.01 par value, 5,000 shares authorized, 3,680 shares issued and outstanding (liquidation preference of $93,840)	37	37
Common stock, $.01 par value, 50,000 shares authorized, 29,415 and 29,191 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	294	292
Additional paid-in capital	352,312	351,274
Distributions in excess of earnings	(87,624)	(92,634)
Total shareholders’ equity	265,019	258,969
Total liabilities, minority interest and shareholders’ equity	$547,297	$540,209

WINSTON HOTELS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

Three Months Ended March 31,	2007	2006
Operating revenue:
Rooms	$39,613	$33,268
Food and beverage	2,448	1,993
Other operating departments	1,257	1,082
Joint venture fee income	68	52
Total operating revenue	43,386	36,395
Hotel operating expenses:
Rooms	7,903	6,934
Food and beverage	1,920	1,696
Other operating departments	948	819
Undistributed operating expenses:
Property operating expenses	9,100	7,597
Real estate taxes and property and casualty insurance	2,112	1,716
Franchise costs	2,756	2,251
Maintenance and repair	2,139	1,882
Management fees	1,528	1,293
General and administrative	6,328	3,028
Depreciation	5,591	4,691
Amortization	546	489
Total operating expenses	40,871	32,396
Operating income	2,515	3,999
Extinguishment of debt	(272)	—
Loss on sale of note receivable	(5,322)	—
Interest and other income	1,720	1,386
Interest expense	(3,896)	(4,412)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in income of unconsolidated joint ventures	(5,255)	973
Loss allocation to minority interest in Partnership	237	34
Loss allocation to minority interest in consolidated joint ventures	213	134
Income tax expense	(11)	(27)
Equity in income of unconsolidated joint ventures	1,304	22
Income (loss) from continuing operations	(3,512)	1,136
Discontinued operations:
Income from discontinued operations	366	895
Gain on sale of discontinued operations	9,996	4,249
Net income	6,850	6,280
Preferred stock distribution	(1,840)	(1,840)
Net income available to common shareholders	$5,010	$4,440
Basic weighted average number of common shares outstanding	28,974	26,418
Diluted weighted average number of common shares outstanding	28,974	26,418
Income (loss) per common share basic and diluted:
Loss from continuing operations	$(0.18)	$(0.03)
Income from discontinued operations	0.35	0.20
Net income available to common shareholders	$0.17	$0.17
Per share dividends to common shareholders	$—	$0.15

WINSTON HOTELS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(in thousands, except per share amounts)

					Additional	Distributions	Total
	Preferred Stock		Common Stock		Paid-in	In Excess of	Shareholders’
	Shares	Dollars	Shares	Dollars	Capital	Earnings	Equity

Balances at December 31, 2006	3,680	$37	29,191	$292	$351,274	$(92,634)	$258,969
Issuance of shares and other	—	—	224	2	8	—	10
Restricted stock expense recognition	—	—	—	—	1,030	—	1,030
Distributions ($0.50 per preferred B share)	—	—	—	—	—	(1,840)	(1,840)
Net income	—	—	—	—	—	6,850	6,850
Balances at March 31, 2007	3,680	$37	29,415	$294	$352,312	$(87,624)	$265,019

WINSTON HOTELS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

Three Months Ended March 31,	2007	2006
Cash flows from operating activities:
Net income	$6,850	$6,280
Adjustments to reconcile net income to net cash provided by operating activities:
Income allocation to minority interest	221	215
Loss allocation to minority interest in consolidated joint ventures	(213)	(134)
Depreciation	5,774	5,405
Amortization	549	498
Deferred income tax benefit	(139)	(183)
Extinguishment of debt	272	—
Loss on sale of note receivable	5,322	—
Gain on sale of hotel properties	(10,438)	(4,455)
Equity in income of unconsolidated joint ventures	(1,304)	(22)
Distributions from joint ventures	401	71
Unearned compensation amortization	1,030	836
Changes in assets and liabilities:
Accounts receivable	(426)	243
Prepaid expenses and other assets	(2,053)	(1,892)
Accounts payable and accrued expenses	(2,904)	(722)
Net cash provided by operating activities	2,942	6,140
Cash flows from investing activities:
Investment in hotel properties	(10,360)	(9,267)
Proceeds from sale of state historic tax credits	2,923	—
Proceeds from sale of hotel properties	19,644	8,461
Issuance of notes receivable	(1,294)	(806)
Collection and sale of notes receivable	18,833	17
Distributions from (investment in) unconsolidated joint ventures	1,186	(7,391)
Deposit for potential hotel acquisitions	—	(6,625)
Franchise and loan origination costs	(60)	(186)
Net cash provided by (used in) investing activities	30,872	(15,797)
Cash flows from financing activities:
Net increase (decrease) in lines of credit	(2,600)	20,300
Proceeds from mortgage loans	9,209	3,406
Payment of mortgage loans	(196)	(611)
Distributions to shareholders	(6,218)	(5,816)
Distributions to minority interest in partnership	(195)	(195)
Contributions from (distributions to) minority interest in consolidated joint ventures	1,790	(97)
Deposit for new CMBS rate lock	—	(3,000)
Fees paid in connection with financing activities	(63)	(483)
Net cash provided by financing activities	1,727	13,504
Net increase in cash	35,541	3,847
Cash at beginning of period	7,822	15,047
Cash at end of period	$43,363	$18,894
Supplemental disclosure:
Cash paid for income taxes	$40	$170
Cash paid for interest (net of amounts capitalized)	$3,108	$4,788

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

1.     ORGANIZATION

Winston Hotels, Inc. (the “Company”), headquartered in Raleigh, North Carolina, owns and develops hotel properties directly and through joint ventures, provides and acquires hotel loans, and provides hotel development and asset management services.  The Company conducts substantially all of its operations through its operating partnership, WINN Limited Partnership (the “Partnership”).  The Company and the Partnership (together with the Partnership’s wholly owned subsidiaries) are collectively referred to as the “Company”.  As of March 31, 2007, the Company’s ownership interest in the Partnership was 95.77% (See Note 4).  The Company operates so as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes under Sections 853-860 of the Internal Revenue Code of 1986, as amended.

As of March 31, 2007, the Company owned or was invested in 51 hotel properties in 18 states, having an aggregate of 6,911 rooms.  This included 43 wholly owned properties with an aggregate of 5,877 rooms, a 41.7% ownership interest in a joint venture that owned one hotel with 121 rooms, a 60% ownership interest in a joint venture that owned one hotel with 138 rooms, a 49% ownership interest in a joint venture that owned one hotel with 118 rooms, a 48.78% ownership interest in a joint venture that owned one hotel with 147 rooms, a 13.05% ownership interest in a joint venture that owned three hotels with an aggregate of 387 rooms, and a 0.21% ownership interest in a joint venture that owned one hotel with 123 rooms for which substantially all of the profit or loss generated by the joint venture is allocated to the Company.  As of March 31, 2007, the Company also had $29.5 million in loan receivables from owners of several hotels.  The Company does not hold an ownership interest in any of the hotels for which it has provided debt financing.

The Company has elected to be taxed as a REIT.  The Company believes that it qualifies for taxation as a REIT and, with certain exceptions, the Company will not be subject to tax at the corporate level on its taxable income that is distributed to the shareholders of the Company.  A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income.  Failure to qualify as a REIT will render the Company subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders in any such year will not be deductible by the Company.

Under the REIT Modernization Act of 1999 (the “RMA”), which became effective January 1, 2001, a REIT is permitted to lease hotels to wholly owned taxable REIT subsidiaries of the REIT (“TRS Lessees”).  The Company has formed two taxable REIT subsidiaries, Barclay Hospitality Services Inc. (“Barclay Hospitality”) and Barclay Holding, Inc. (“Barclay Holding”) (collectively, “Barclay”).  As of March 31, 2007, 42 of the Company’s 43 wholly owned hotels were operated under leases with Barclay Hospitality.  The remaining wholly owned hotel, the Hampton Inn & Suites Baltimore Inner Harbor in Maryland, was leased to an entity owned 0.1% by Barclay Holding.  One joint venture hotel, the Chapel Hill, NC Courtyard by Marriott, was leased to an entity owned 48.78% by Barclay Holding.  A second joint venture hotel, the Ponte Vedra, FL Hampton Inn, was leased to an entity owned 49% by Barclay Holding.  A third joint venture hotel, the Stanley Hotel in Estes Park, CO, was leased to an entity owned 60% by Barclay Holding.  A fourth joint venture hotel, the Kansas City, MO Courtyard by Marriott, was leased directly to Barclay Holding.  A fifth joint venture hotel, the Akron, OH Hilton Garden Inn, was leased to an entity owned 41.7% by Barclay Holding.  The remaining three joint venture hotels, the West Des Moines, IA Fairfield Inn & Suites, the Houston, TX SpringHill Suites and the West Des Moines, IA SpringHill Suites by Marriott were leased to entities owned 13.05% by Barclay Holding.

To qualify as a REIT, the Company cannot operate hotels.  The Company’s taxable REIT subsidiaries engage hotel management companies to operate the hotels under management contracts.  Under these management contracts, the Company’s third-party managers have direct control of the daily operations of the Company’s hotels.  As of March 31, 2007, Alliance Hospitality Management, LLC managed 40 of the Company’s 51 hotels, Marriott International managed six hotels, Concord Hospitality Enterprises Company managed three hotels, and Promus Hotels, Inc., an affiliate of Hilton Hotels Corporation and GHG-Stanley Management, LLC each managed one hotel.  Marriott reports

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

the operating results for the hotels it manages on a fiscal year consisting of thirteen four-week periods.  Therefore, for the six Marriott-managed hotels, the Company’s fiscal year will reflect twelve weeks of operations for each of the first three quarters of the year and sixteen weeks for the fourth quarter of the year.  Therefore, in any given quarterly period, period-over-period results will have different ending dates for the Marriott managed hotels.

2.              PROPOSED MERGER

On February 21, 2007, the Company entered into a definitive agreement and plan of merger with affiliates of Och-Ziff Real Estate and Norge Churchill, Inc. (“Och-Ziff”).  On March 8, 2007, the Company received an unsolicited offer from Inland American Real Estate Trust, Inc. (“Inland”) to acquire all of the outstanding common stock of the Company for $15.00 per share, together with all of the common units of the Partnership for $15.00 per unit.  On March 27, 2007, the Company received a letter from Inland confirming their prior offer to acquire the Company’s common stock and the Partnership’s common units, and also providing that Inland would acquire all of the Company’s 8.00% Series B Cumulative preferred stock (“Series B Preferred Stock”).  On April 2, 2007, in connection with the decision by the Board of Directors and the independent Special Committee of the Board of Directors of the Company to enter into an agreement and plan of merger with Inland, the Company terminated its agreement and plan of merger with Och-Ziff (“Och-Ziff Merger Agreement”).  On April 2, 2007, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Inland and Inland American Acquisition (Winston), LLC, a wholly-owned Subsidiary of Inland (“IAA” and together with Inland, “Inland”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”) (i) the Company will merge with and into IAA, with IAA continuing as the surviving entity (the “Merger”), and (ii) Inland will purchase one hundred (100) common units of partnership interest in the Partnership for a purchase price of one hundred dollars, whereby Inland will become a limited partner of the Partnership.  Under the terms of the Merger Agreement, at the Effective Time:

1)              each common unit of IAA shall be converted into one validly issued, fully paid and nonassessable common unit of the surviving entity of the merger;

2)              each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company, Inland and their respective subsidiaries) will be converted into, and cancelled in exchange for, the right to receive an amount in cash to be paid by Inland equal to $15.00, without interest (the “Common Share Merger Consideration”);

3)              each share of the Company’s Series B Preferred Stock, issued and outstanding immediately prior to the Effective Time, will be converted into, and cancelled in exchange for, the right to receive an amount in cash to be paid by Inland equal to the sum of (i) $25.44 per share (if the Effective Time occurs on or prior to June 30, 2007) or $25.38 per share (if the Effective Time occurs after June 30, 2007 and on or prior to September 30, 2007) plus (ii) any accrued and unpaid dividends as of the Effective Time; and

4)              each partnership interest in the Partnership that is not specifically designated as a Series B preferred unit, issued and outstanding immediately prior to the Effective Time, will be converted into, and cancelled in exchange for, the right to receive an amount in cash equal to the Common Share Merger Consideration, multiplied by a conversion factor (as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership), which as of the date hereof is one (1).

The Company and Inland have made customary representations, warranties and covenants in the Merger Agreement, including, among others, the Company’s covenant not to solicit acquisition proposals or to permit any of its subsidiaries or affiliates to do so, or to participate in discussions relating to an acquisition proposal or furnish non-public information relating to an acquisition proposal, subject to certain exceptions that permit the Company’s Board of Directors to comply with their fiduciary duties under state and federal law.

The Merger Agreement provides that the Company shall not pay any dividends on the common stock prior to the Effective Time or make any other distribution to the holders of common stock, payable in cash, stock, property or

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

otherwise.  In addition, the Company has agreed to certain restrictions on its operating activities without Inland’s consent, including the sale of certain properties, the acquisition of new properties, making loans under our debt program and pursuing development projects.

The Merger is subject to various closing conditions, including, among other things, the requisite approval of the Merger by the affirmative vote of holders of a majority of the outstanding shares of the Company’s common stock at the record date, the absence of a material adverse effect on the Company, the delivery of a tax opinion relating to the Company’s REIT tax status, the receipt of certain third party consents, the repayment of all outstanding debt under the Company’s line of credit and the continued accuracy at closing of the Company’s representations and warranties made in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances and further provides that, upon termination of the Merger Agreement in connection with a superior proposal, the Company will be required to pay Inland a termination fee of $11.0 million and out-of-pocket expenses incurred by Inland in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $9.0 million.  If Inland terminates the Merger Agreement under other circumstances, including due to the Company’s breach of the representations, warranties, covenants and agreements contained in the Merger Agreement, the Company must pay a termination fee of $11.0 million and Inland’s out-of-pocket expenses incurred in connection with the Merger Agreement, not to exceed $9.0 million.

In connection with executing the Merger Agreement, the Company paid Wilbur Acquisition Holding Company, LLC a total of $20.0 million in satisfaction of termination fees and reimbursement of expenses relating to the termination of the Och-Ziff Merger Agreement.  Pursuant to the terms of the Merger Agreement, Inland reimbursed the Company for the $20.0 million payment.  In the event of termination of the Merger Agreement under certain circumstances, the Company is required to repay such $20.0 million payment to Inland.

The foregoing description of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed with the SEC on April 3, 2007.

On April 18, 2007, the Company filed with the SEC a preliminary proxy statement relating to the Merger and a special meeting for holders of the Company’s common stock to consider and vote upon the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.  The special meeting will be held at the Homewood Suites hotel located at 5400 Edwards Mill Road, Raleigh, North Carolina on Thursday, June 21, 2007, beginning at 10:00 a.m. Eastern time.   The record date for determining the holders of shares of Winston’s common stock entitled to notice of the special meeting and to vote on the merger proposal will be the close of business on Friday, May 11, 2007.

3.              BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements reflect, in the opinion of management, all adjustments necessary for a fair statement of the results for the interim periods presented.  All such adjustments are of a normal and recurring nature.  Due to the seasonality of the hotel business, the information for the three months ended March 31, 2007 and 2006 is not necessarily indicative of the results for a full year.  This Form 10-Q should be read in conjunction with the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2006.  The year-end Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements are prepared in accordance with GAAP.  The consolidated financial statements include the accounts of Winston Hotels, Inc., the Partnership, the Partnership’s wholly owned subsidiaries, and joint

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

ventures which were consolidated in accordance with the provision of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN 46R”).  All significant inter-company balances and transactions have been eliminated.

Accounting for Long-Lived Assets

Investment in Hotel Properties.  Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of between 5 and 10 years for furniture, fixtures and equipment, and between 30 and 40 years for buildings and improvements.  Upon disposition, both the assets and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement.  The Company expenses repairs and maintenance costs of the hotels as they are incurred.  During the three months ended March 31, 2007 and 2006, the Company capitalized interest of $225 and $507, respectively, related to hotels under development or major renovation.

General.  The Company evaluates the potential impairment of its individual long-lived assets, principally its wholly owned hotel properties and the hotel properties in which it owns an interest through consolidated joint ventures, in accordance with Statement of Financial Accounting Standards (“SFAS”)  No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”).  The Company records an impairment charge when it believes an investment in a hotel has been impaired such that the Company’s estimate of future undiscounted cash flows, together with its estimate of an anticipated liquidation amount, would not recover the then current carrying value of the investment in the hotel property, or when the Company classifies a property as “held for sale” and the carrying value exceeds fair market value.  The Company considers many factors and makes certain subjective assumptions when making this assessment, including but not limited to, general market and economic conditions, operating results over the past several years, the performance of similar properties in the same market, and expected future operating results based on a variety of assumptions.  Changes in market conditions or poor operating results of underlying investments could adversely impact the Company’s assumptions regarding future undiscounted cash flows and anticipated liquidation amounts therefore requiring an immediate material impairment charge.  Further, the Company currently owns certain hotels for which the carrying value exceeds current market value.  The Company does not believe an impairment charge for any of these hotels is appropriate at this time since the Company’s forecast of each hotel’s future undiscounted cash flows, together with its estimated liquidation amount, exceeds the current carrying value of each of these hotels.  Should the Company approve a plan to sell any of the hotels for which the carrying value exceeds fair market value, an impairment charge would be required at that time and could be material in the aggregate.

Impairment on Planned Dispositions.  The Company prepares an impairment analysis quarterly based on facts and circumstances existing at the end of each quarter.  During the third quarter of 2005, management began evaluating the potential sale of certain hotels.  Accordingly, the Company factored in the prospect of selling properties in the near term.  As a result of this analysis, which was prepared on a probability-weighted, estimated undiscounted future cash flow basis, an impairment was triggered under a held for use model for two hotels.  In accordance with SFAS 144, the Company recorded a $12.4 million (net of allocation to minority interest) non-cash impairment charge in the third quarter of 2005 relating to the two hotels.  The non-cash impairment charge represents an adjustment to reduce the carrying value of the two hotels to the estimated sales prices, net of estimated selling costs.  The Company’s estimated sales price was based on fair market value quotes received from independent brokers.  On November 4, 2005, the Company’s Board of Directors adopted a formal plan to sell the two hotels, for which impairment charges were taken during the third quarter.  In June 2006, the Company sold one of these hotels, the Dallas, TX Holiday Inn Select, for net proceeds of $4.3 million and recognized a net gain of $0.5 million.  The remaining hotel, the Orlando, FL Comfort Suites, is being actively marketed by the Company for sale.  Should the Company complete a sale of the remaining hotel, there can be no assurance that the net proceeds from a sale will equal the Company’s carrying value, in which case an additional impairment charge may be necessary at that time.

Recently Issued Accounting Standards

Refer to Note 10 for information regarding the Company’s implementation of the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FAS No. 109 (“FIN 48”), which clariﬁes the accounting for uncertainty in income taxes.

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company has not decided if it will choose to measure any eligible financial assets and liabilities at fair value when it adopts SFAS 159 as of January 1, 2008.

4.              MINORITY INTEREST IN PARTNERSHIP

Certain hotel properties have been acquired, in part, by the Partnership, through the issuance of units of limited partnership interest in the Partnership to third parties.  This equity interest in the Partnership held by these limited partners represents the Company’s minority interest.  The Company’s minority interest is: (i) increased or decreased by its pro-rata share of the net income or net loss, respectively, of the Partnership; (ii) decreased by distributions; (iii) decreased by redemption of limited partnership units for cash or the Company’s common stock; and (iv) adjusted to equal the net equity of the Partnership multiplied by the limited partners’ ownership percentage immediately after each issuance of units and/or common stock of the Company through an adjustment to additional paid-in capital.  Income (loss) is allocated to minority interest based on the weighted average percentage ownership throughout the period.

The Company is the general partner of, and as of March 31, 2007, owned a 95.77% ownership interest in, the Partnership.  The remaining 4.23% interest in the Partnership was owned by Hubbard Realty of Winston-Salem, Inc. (0.21%), Cary Suites, Inc. (3.32%), WJS – Perimeter, Inc. (0.36%), and Charles M. Winston (0.34%).  Hubbard Realty of Winston-Salem, Inc. is owned by parties unrelated to the Company.  Mr. Robert W. Winston, III, Chief Executive Officer of the Company, is the sole officer and director of Cary Suites.  Cary Suites is a corporation owned 29.1% by Mr. Robert Winston, 20.8% by his wife, 15.75% by each of his parents, 17.9% by trusts for the benefit of his children, and 0.7% by his sister.  Mr. Robert Winston’s father is Mr. Charles M. Winston, Chairman of the Company’s Board of Directors (“the Board”).  Mr. Charles Winston serves as a director and owns a 33.33% ownership interest in WJS – Perimeter, Inc.  The remaining 66.67% ownership interest in WJS – Perimeter, Inc. is owned by parties unrelated to the Company.  Minority interest in the Partnership as of March 31, 2007 and December 31, 2006 was $7,556 and $7,345, respectively.

5.              CONCENTRATION RISK

The Company’s investments are all concentrated within the hotel industry.  The Company’s current investment strategy is to acquire or develop premium-limited service, extended-stay, mid-scale, upscale, upper upscale and, in certain cases, full-service hotels either directly or through joint ventures, and to originate and acquire mortgage loans and other instruments such as mezzanine loans to hotel owners and operators.  At present, all of the Company’s owned hotels or hotels with respect to which the Company has provided debt financing are located within the United States.  Accordingly, adverse conditions in the hotel industry will have a material adverse effect on the Company’s operating and investment revenues and cash available for distribution to shareholders.

At March 31, 2007, 27 out of the Company’s 43 wholly owned hotels were located in the five eastern seaboard states ranging from Maryland to Florida, including 14 hotels located in North Carolina.  Adverse events in these areas, such as economic recessions, hurricanes or other natural disasters, could cause a loss of revenues from these hotels, which could have a greater adverse effect on the Company as a result of its concentration of assets in this area.  The Company’s geographic concentration also exposes it to risks of oversupply and competition in its principal markets.

In addition, the Company expects to originate or acquire additional hotel loans that are not typically collateralized by a first mortgage.  These types of loans involve a higher degree of risk than long-term senior mortgage loans collateralized by income-producing real property due to a variety of factors, including the loan being entirely uncollateralized or, if collateralized, becoming uncollateralized as a result of foreclosure by the senior lender.  The Company may not recover some or all of its investment in these loans.  In addition, these loans may have higher

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

6.              DISCONTINUED OPERATIONS

In April 2007, the Brunswick, GA Hampton Inn was sold for net proceeds of $6.1 million, resulting in a net gain of $2.2 million in the second quarter of 2007.  As of March 31, 2007, this hotel was included in assets held for sale.  In March 2007, the Tinton Falls, NJ Holiday Inn was sold for net proceeds of $14.6 million, resulting in a net gain of $8.1 million.  In February 2007, the Abingdon, VA Holiday Inn Express was sold for net proceeds of $5.0 million, resulting in a net gain of $2.4 million.  As of December 31, 2006, the Abingdon, VA Holiday Inn Express hotel was included in assets held for sale.  In November 2006, the Winston Salem, NC Courtyard by Marriott was sold for net proceeds of $9.7 million, resulting in a net gain of $2.8 million.  In August 2006, the Alpharetta, GA Homewood Suites was sold for net proceeds of $9.7 million, resulting in a net gain of $3.3 million.  In July 2006, the Company sold the West Springfield, MA Hampton Inn for net proceeds of $9.5 million, resulting in a net gain of $3.9 million.  In June 2006, the Company sold the Boone, NC Hampton Inn for net proceeds of $4.9 million, resulting in a net gain of $2.2 million.  In April 2006, the Company sold the Wilmington, NC Comfort Inn for net proceeds of $5.7 million, resulting in a net gain of $1.0 million.  The Company sold the Southlake, GA Hampton Inn in March 2006 for net proceeds of $8.5 million, resulting in a net gain of $4.4 million.

In accordance with SFAS 144, the Company recorded a $12.4 million (net of allocation to minority interest) non-cash impairment charge in the third quarter of 2005 relating to two hotels.  On November 4, 2005, the Company’s Board adopted a formal plan to sell the two hotels.  In June 2006, the Company sold one of these hotels, the Dallas, TX Holiday Inn Select, for net proceeds of $4.3 million and recognized a net gain of $0.5 million.  The remaining hotel, the Orlando, FL Comfort Suites, is being actively marketed by the Company for sale.  Should the Company complete a sale of the remaining hotel, there can be no assurance that the net proceeds from a sale will equal the Company’s carrying value, in which case an additional impairment charge may be necessary at that time.

The operating results for these hotels are included in discontinued operations in the statements of operations until their sale date.  The Company has elected not to allocate interest expense to the results of the discontinued operations in accordance with SFAS 144.  The inclusion of additional hotels in discontinued operations resulted in certain reclassifications to the financial statement amounts for the period ended March 31, 2006.  Condensed financial information of the results of operations for the hotels included in discontinued operations is as follows:

	2007	2006
Total revenue	$3,062	$7,595
Total expenses	2,816	6,867
Income from hotel operations	246	728
Allocation to minority interest in Partnership - income from discontinued operations	(16)	(43)
Gain on sale of discontinued operations	10,438	4,455
Allocation to minority interest in Partnership - gain on sale of discontinued operations	(442)	(206)
Income tax benefit	136	210
Income from discontinued operations	$10,362	$5,144

7.              HOTEL DEVELOPMENT AND ACQUISITION

Developments

Downtown Raleigh.  In April 2007, the Company purchased a 0.73-acre vacant site in downtown Raleigh, N.C. on which it plans to build a high-rise, mixed-use development that will include a 120-room Hampton Inn and Suites, an 80-room aloft hotel and approximately 5,000 square feet of retail and restaurant space.  The high-rise may also include

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

up to 250 residential condominiums.  Pending city planning, permitting and other required government approvals, construction is expected to begin in the 2008 first quarter.

Raleigh Aloft.  During November 2006, the Company purchased a parcel of land for $0.6 million adjacent to its Hilton Garden Inn near the Raleigh Durham airport to build its first aloft hotel.  The cost of the 151-room aloft is expected to be approximately $18.5 million.  The Company expects to break ground on the wholly owned hotel during the third quarter of 2007 with an expected opening date during the fourth quarter of 2008.

Roanoke Residence Inn.  In 2006, the Company began construction on a wholly owned, 79-room Residence Inn in Roanoke, VA, with a planned opening in the 2007 fourth quarter.  The cost of the Residence Inn is expected to be approximately $10.7 million.  The Company is funding part of the project’s cost through a first mortgage loan (See Note 12).  As of March 31, 2007, the Company had invested approximately $4.1 million in this project.

Wilmington Hilton Garden Inn.  In March 2007, the Company opened a 119-room Hilton Garden Inn hotel in the Mayfaire Town Center development in Wilmington, NC.  As of March 31, 2007, the Company had invested approximately $12.2 million in this project.

Joint Venture Developments.  During the 2006 fourth quarter, the Company broke ground on a 22-room, $3.4 million expansion of the Chapel Hill, NC Courtyard by Marriott hotel.  The project is scheduled for completion in the 2007 fourth quarter.  The property is owned by a joint venture in which the Company holds a 48.78% equity interest (See Note 8).  As of March 31, 2007, the Company had invested approximately $0.5 million in this project.  The Company is also building a 120-room Courtyard by Marriott in Jacksonville, FL, the estimated cost of which is $15.1 million.  The property is owned by a joint venture in which the Company holds a 48.00% equity interest (See Note 8).

Acquisitions

Courtyard by Marriott in St. Charles, IL.  In August 2006, the Company acquired the 121-room Courtyard by Marriott in St. Charles, IL for $8.5 million, net of cash acquired, from a private investment group.

Potential Acquisition of Two New York Hotels

In August 2006, the Company announced that it had entered into definitive agreements to acquire two hotels under construction in New York City (one each in the Tribeca and Chelsea sections of Manhattan) for a purchase price of $55 million each.  Acquisition of each of these hotels is subject to customary closing conditions, and in the case of the Tribeca hotel, subject to the resolution of the Company’s dispute with the seller.  As previously disclosed, the Tribeca hotel has experienced construction delays and the Company is continuing to pursue legal action against the seller.  As of the date hereof, construction on the Tribeca hotel has ceased.  As a result, the Company does not expect the Tribeca hotel to open prior to the close of the 2007 fiscal year.  The Company has been approved by Hilton Hotels Corporation for a Hilton Garden Inn franchise for both the hotels.  The Chelsea hotel is expected to open in the third quarter of 2007.

8.              SUMMARIZED FINANCIAL STATEMENT INFORMATION FOR JOINT VENTURES

As of March 31, 2007, the Company was invested in ten hotels through joint ventures, which included nine operating hotels and one hotel under development.  The Company consolidates all voting interest entities in which it owns a controlling voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary in accordance with FIN 46R.  As a result, the Company consolidated the balance sheets and the results of operations for six of the hotels it has invested in through joint ventures.  The Company’s investments in the remaining four joint venture hotels are not consolidated and instead are accounted for under the equity method.

Consolidated Joint Ventures

Operating Hotels

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

During 2005, the Company formed a joint venture, Gateway Hotel Associates, LLC (“Gateway Hotel Associates”), with DeHoff Development Company to build a 121-room Hilton Garden Inn at Gateway Corporate Park, adjacent to the Akron-Canton Airport in Ohio.  The hotel opened on November 2, 2006.  The Company currently owns a 41.7% interest in both Gateway Hotel Associates, which owns the hotel, and Gateway Hotel Associates Lessee, LLC (“Gateway Hotel Lessee”), which leases the hotel from Gateway Hotel Associates.  In addition, the Company has made a preferred equity investment of $2.2 million in Gateway Hotel Associates.  The Company’s preferred investment bears interest at 30-day LIBOR plus 11% per annum.  The joint venture funded a portion of the development costs with borrowings under a mortgage loan (See Note 12).  Pursuant to FIN 46R, this joint venture is considered to be a VIE and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2005, the Company entered into a joint venture, New Stanley Associates, LLLP (“Stanley Associates”), with Stanley Holdings, LLC to acquire the Stanley Hotel in Estes Park, CO.  The joint venture acquired the Stanley Hotel on August 5, 2005 and simultaneously closed on a $13.0 million first mortgage loan to finance the acquisition (See Note 12).  The Company currently owns a 60% interest in both Stanley Associates, which owns the hotel, and New Stanley Associates Lessee, LLC (“Stanley Lessee”), which leases the hotel from Stanley Associates.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of these joint ventures are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2005, the Company entered into a joint venture, 131 East Redwood (Tenant) LLC, with Redwood Center, LLC and Chevron TCI, Inc.  The Company currently owns a 0.1% interest in the joint venture.  The joint venture leases the Hampton Inn & Suites Baltimore Inner Harbor hotel in Maryland from the Company.  Pursuant to FIN 46R, this joint venture is considered to be a VIE.  Excluding a priority payment and administrative fee totaling $120 per year payable to Chevron, TCI, Inc., the Company receives nearly all of the remaining net operating results from the operations of the hotel, and is therefore the primary beneficiary of this joint venture.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2004, the Company formed a joint venture, Winston Kansas City, LP, with U.S. Bancorp Community Development Corporation (“US Banc”) to acquire a historic residential building in Kansas City, MO.  The property, which underwent extensive renovations in connection with its conversion into a 123-room Courtyard by Marriott hotel, opened on April 20, 2006.  The joint venture funded a portion of the development costs with borrowings under a mortgage loan (See Note 12).  The Company currently owns a 0.21% interest in Winston Kansas City, LP, which owns the hotel, and a 100% interest in Barclay Holding, which leases the hotel from Winston Kansas City, LP.  Excluding a 2% priority payment return on US Banc’s investment, substantially all of the profit or loss generated by the joint venture is allocated to the Company.  Pursuant to FIN 46R, this joint venture is considered to be a VIE.  The Company receives the majority of the operating results of the joint venture and is therefore the primary beneficiary of this joint venture.  Accordingly, the results of operations and the balance sheet of this joint venture are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2003, the Company entered into a joint venture, Chapel Hill Hotel Associates, LLC (“Chapel Hill Hotel Associates”), with Chapel Hill Investments, LLC to develop and own hotel properties.  The Company currently owns a 48.78% interest in both Chapel Hill Hotel Associates, which owns the Chapel Hill, NC Courtyard by Marriott, and Chapel Hill Lessee Company, LLC (“Chapel Hill Lessee”), which leases the Chapel Hill Courtyard by Marriott from Chapel Hill Hotel Associates.  Chapel Hill Investments, LLC owns a 51.22% interest in each of Chapel Hill Hotel Associates and Chapel Hill Lessee.  The Company has also invested $1.3 million in exchange for a preferred equity interest in Chapel Hill Hotel Associates.  The Company’s preferred investment bears interest at 30-day LIBOR plus 5.885%.  Chapel Hill Investments, LLC is owned 52% by Charles M. Winston, Chairman of the Board, and his brother James H. Winston, a former member of the Board, collectively, and 48% by three other unaffiliated owners collectively.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheet of these joint ventures are

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

During 2000, the Company entered into a joint venture, Marsh Landing Hotel Associates, LLC (“Marsh Landing Hotel Associates”), with Marsh Landing Investments, LLC to develop and own hotel properties.  The Company currently owns a 49% interest in both Marsh Landing Hotel Associates, which owns the Ponte Vedra, FL Hampton Inn, and Marsh Landing Lessee Company, LLC (“Marsh Landing Lessee”), which leases the hotel from Marsh Landing Hotel Associates.  Marsh Landing Investments, LLC owns a 51% interest in each of Marsh Landing Hotel Associates and Marsh Landing Lessee.  Marsh Landing Investments, LLC is owned by Mr. Charles M. Winston, Chairman of the Board, and his brother Mr. James H. Winston, a former member of the Board.  Pursuant to FIN 46R, these joint ventures are considered to be VIE’s and the Company is considered to be the primary beneficiary.  Accordingly, the results of operations and the balance sheets of these joint ventures are consolidated in the Company’s consolidated financial statements pursuant to FIN 46R and all inter-company accounts are eliminated.

The following tables set forth a summary of the balance sheets for the consolidated joint ventures as of March 31, 2007 and December, 31, 2006 and the statements of operations for the three months ended March 31, 2007 and 2006:

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

	March 31,	December 31,
	2007	2006
Gateway Hotel Associates
Assets	$11,877	$10,105
Liabilities	8,138	6,460
Equity	$3,739	$3,645
Gateway Hotel Lessee
Assets	$158	$98
Liabilities	359	228
Equity	$(201)	$(130)
Winston Kansas City, LP
Assets	$19,901	$23,198
Liabilities	14,057	14,304
Equity	$5,844	$8,894
Stanley Associates
Assets	$19,029	$18,193
Liabilities	13,852	12,884
Equity	$5,177	$5,309
Stanley Lessee
Assets	$1,151	$1,059
Liabilities	907	386
Equity	$244	$673
131 East Redwood (Tenant) LLC
Assets	$1,268	$1,353
Liabilities	594	550
Equity	$674	$803
Marsh Landing Hotel Associates
Assets	$6,673	$6,542
Liabilities	4,710	4,713
Equity	$1,963	$1,829
Marsh Landing Lessee
Assets	$271	$188
Liabilities	254	171
Equity	$17	$17
Chapel Hill Hotel Associates
Assets	$14,367	$12,967
Liabilities	10,207	10,192
Equity	$4,160	$2,775
Chapel Hill Lessee
Assets	$595	$410
Liabilities	364	271
Equity	$231	$139

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Three Months Ended March 31,	2007	2006
Gateway Hotel Associates
Revenue	$264	—
Expense	(450)	—
Net loss	$(186)	—

Gateway Hotel Lessee
Revenue	$764	—
Expense	(836)	—
Net loss	$(72)	—
Winston Kansas City, LP
Revenue	$416	—
Expense	(543)	(40)
Net loss	$(127)	(40)
Stanley Associates
Revenue	$422	395
Expense	(554)	(413)
Net loss	$(132)	(18)
Stanley Lessee
Revenue	$1,285	886
Expense	(1,714)	(1,491)
Net loss	$(429)	(605)
131 East Redwood (Tenant) LLC
Revenue	$1,151	1,068
Expense	(1,280)	(1,203)
Net loss	$(129)	(135)
Marsh Landing Hotel Associates
Revenue	$371	357
Expense	(222)	(201)
Net income	$149	156
Marsh Landing Lessee
Revenue	$895	856
Expense	(895)	(832)
Net income	$—	24
Chapel Hill Hotel Associates
Revenue	$563	508
Expense	(487)	(480)
Net income	$76	28
Chapel Hill Lessee
Revenue	$1,365	1,197
Expense	(1,273)	(1,179)
Net income	$92	18

The table above includes the allocation of loss to minority interest of $213 and $134 for the three months ended March 31, 2007 and 2006, respectively.  Minority interest in consolidated joint ventures as of March 31, 2007 and December 31, 2006 was $8,036 and $6,459, respectively.

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Unconsolidated Joint Ventures

Hotel Under Development

During 2006, the Company entered into a joint venture, Jacksonville Hotel Associates, LLC (“Jacksonville Hotel Associates”), with Skyline Hotel Investors, LLC (“Skyline”) to develop and own hotel properties.  Jacksonville Hotel Associates plans to build a 120-room Courtyard by Marriott in Jacksonville, FL for approximately $15.1 million.  The total equity investment in Jacksonville Hotel Associates is expected to be approximately $5.3 million.  Jacksonville Hotel Associates expects to fund the remainder of the development costs with borrowings under a mortgage loan.  Jacksonville Hotel Associates entered into a five-year construction-to-permanent first mortgage loan for $9.8 million, at a variable interest rate of 30-day LIBOR plus 2.6%.  Interest is added to the principal balance during construction.  Principal and interest payments will start two months after the final disbursement, based on a 25-year amortization schedule.  Jacksonville Hotel Associates plans to open the hotel in the fourth quarter of 2007.  The Company owns a 48% interest in both Jacksonville Hotel Associates, which will own the 120-room Courtyard by Marriott, and Jacksonville Lessee Company, LLC (“Jacksonville Lessee”), which will lease the hotel from Jacksonville Hotel Associates.  Skyline owns a 52% interest in each of Jacksonville Hotel Associates and Jacksonville Lessee.  Pursuant to FIN 46R, these joint ventures were not considered to be VIE’s.  Therefore, the results of operations and the balance sheet of these joint ventures are not consolidated in the Company’s consolidated financial statements, but instead are accounted for under the equity method of accounting.  As of March 31, 2007, Jacksonville Hotel Associates had total assets of $6.0 million, liabilities of $0.7 million and stockholders’ equity of $5.3 million.  As of December 31, 2006, total assets and stockholders’ equity of Jacksonville Hotel Associates were each approximately $4.6 million.  As of March 31, 2007 and December 31, 2006, the Company held equity of approximately $2.5 million in Jacksonville Hotel Associates.

Operating Hotels

During the fourth quarter of 2002, the Company formed a joint venture (the “Charlesbank Venture”) with Boston-based Charlesbank Capital Partners, LLC (“Charlesbank”).  The Company owns 15% of the Charlesbank Venture and Charlesbank owns 85%.  The Charlesbank Venture focuses on acquisitions that the partners believe have turnaround or upside potential and can benefit from additional capital and aggressive asset management, which often includes renovating, repositioning, rebranding and/or a change in management.  The Charlesbank Venture invested in four hotels through a joint venture (“WCC Project Company LLC”) comprised of Concord Hospitality Enterprises Company (“Concord”) and the Charlesbank Venture.  Concord owns a 13% interest in the projects acquired by WCC Project Company LLC, while the Charlesbank Venture owns 87%, so that the Company has an indirect 13.05% ownership interest in WCC Project Company LLC.  In December 2005, the joint venture sold one of the four hotels.  As of December 31, 2005, the Company held approximately $6.9 million in cash from the hotel sale that was distributed to the other partners in the unconsolidated joint venture in January 2006.

The Charlesbank Venture invested in another hotel through a joint venture (“WNC Project Company LLC”) comprised of Shelton III Hotel Equity LLC, owned by New Castle Hotels LLC (“New Castle”) and the Charlesbank Venture.  New Castle owns a 13% interest in WNC Project Company LLC, while the Charlesbank Venture owns 87%, so that the Company has an indirect 13.05% ownership interest in WNC Project Company LLC.  In March 2007, WNC Project Company LLC sold this hotel and the Company received a $1.7 million distribution, $0.4 million of which was a return of capital, and an allocation of $1.3 million of the related gain, which is included in equity in income of unconsolidated joint ventures on the accompanying Consolidated Statements of Operations for the three months ended March 31, 2007.

During 2006, the Company formed four joint ventures to lease the three hotels from WCC Project Company LLC and the one hotel from WNC Project Company LLC.  The ownership structure for the lessee joint ventures is the same as the structure for the hotel ownership joint ventures.

The Company’s carrying amount of its investment in the WCC Project Company LLC joint venture differs from its share of the partnership equity reported in the balances of the unconsolidated joint venture due to the Company’s cost of its investment in excess of the historical net book values.  The additional basis is allocated to depreciable assets and

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

depreciation is recognized on a straight-line basis over 30 years.  The Company accounts for its investment in these hotels under the equity method of accounting.  Therefore, results of operations and the balance sheets of these hotels are not consolidated in the Company’s consolidated financial statements.

Under the terms of the operating agreement for each joint venture, the Company and its venture partner each must approve all major decisions, including refinancing or selling the respective hotels, making loans, changes in partners’ interests, entering into material contracts, purchasing or acquiring assets, and approving operating and capital expenditure budgets.  The following tables set forth a summary of the balance sheet and statement of operations, including the Company’s share related to the Charlesbank Venture as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006:

	March 31, 2007	December 31, 2006
Gross fixed assets	$27,693	$41,418
Accumulated depreciation	(3,654)	(4,860)
Other assets	4,974	3,653
Total assets	29,013	40,211
Miscellaneous liabilities	5,171	4,847
Mortgage loans:
Ten-year loan collateralized by West Des Moines Fairfield Inn and Suites hotel, matures February 2013, with a 20-year amortization period, at an interest rate of 30-day LIBOR plus 3%.	2,739	2,760
Five-year loan collateralized by Houston Springhill Suites hotel, matures October 2009, with a 20-year amortization period, at a fixed rate of 6.57% for $4.8 million of the original note, and a variable interest rate of 30-day LIBOR plus 3.8% for the remaining $4.9 million of the original note.	9,148	9,210
Five-year loan collateralized by West Des Moines Springhill Suites hotel, matures July 2010, with a 20-year amortization period, at an interest rate of 90-day LIBOR plus 3.5%.	4,572	4,598
Five-year loan collateralized by Shelton Courtyard by Marriott hotel, matures February 2007 with two additional one year extensions, interest only, at an interest rate of 30-day LIBOR plus 3.35%.	—	9,000
Total liabilities	21,630	30,415
Equity	7,383	9,796
Company’s share of equity	1,119	1,534
Company’s additional basis	144	145
Investment in joint ventures	$1,263	$1,679

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Three Months Ended March 31,	2007	2006
Revenues	$3,855	$3,847
Hotel department expenses	(1,142)	(2,110)
Management fees	(131)	(144)
Undistributed and fixed expenses	(2,560)	(1,351)
Gain on sale of hotel	10,100	—
Hotel net income	10,122	242
Charlesbank Venture’s 87% share of net income	8,806	211
Corporate charges	(103)	(52)
Charlesbank Venture net income	8,703	159
Winston’s 15% share of Charlesbank
Venture net income	1,305	24
Amortization of investment true-up	(1)	(2)
Equity in income of unconsolidated joint ventures	$1,304	$22

9.              NOTES RECEIVABLE

The Company provides mezzanine and first-mortgage financing to third-party owners of hotels.  The Company does not hold an ownership interest in any of these hotels.  These loan arrangements are considered to be variable interests in the entities that own the hotels, all of which are VIEs.  However, the Company is not considered to be the primary beneficiary for any of these VIEs.  Therefore, the Company will not consolidate the results of operations of these hotels.  The Company does not have any additional lending commitments to these specific VIEs.

Notes receivable as of	March 31, 2007	December 31, 2006
$1.1 million mezzanine loan collateralized by the ownership interest in the entity that owns the Hilton Garden Inn in Atlanta (Sugarloaf) GA; matured December 2006; interest rate of 30-day LIBOR plus 7.36%, with interest-only payments through maturity, with additional interest of 2% of gross monthly revenues until maturity, paid off in January 2007.	$—	$1,080
$2.4 million mezzanine loan collateralized by the ownership interest in the entity that owns the Sheraton hotel in Atlantic Beach, NC; matures February 2009; interest rate of 60-day LIBOR (with a 2% floor) plus 9%, with interest-only payments through maturity, with additional interest of 2% of outstanding principal balance accruing monthly.	2,400	2,400
$6.0 million mezzanine loan collateralized by the ownership interest in the entity that owns the LaPosada de Santa Fe Resort in Santa Fe, NM; matures December 2007; interest rate of 30-day LIBOR plus 9%, with interest only payments until maturity.	6,000	6,000
$1.4 million first mortgage loan collateralized by the Comfort Inn in Greenville, SC; matures January 2010; interest rate of prime plus 1.5%, with fixed principal payments of $6 plus interest until maturity paid off in May 2007	1,271	1,294
$3.4 million mezzanine loan collateralized by the ownership interest in the entity that owns the Hampton Inn & Suites in Albany, NY; matures August 2011; interest rate of 30-day LIBOR plus 9.41%, with interest only payments until maturity, with additional interest of 4% accruing monthly until maturity.	3,375	3,375
$2.8 million in B-notes purchased for $2.3 million; collateralized by second mortgages on the SpringHill Suites and TownePlace Suites in Boca Raton FL and the TownePlace Suites in Fort Lauderdale, FL; matures September 2011; effective interest rate of 9.3% (and a yield to maturity of 11.7%), interest and principal payments.	2,339	2,338

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Notes receivable as of	March 31, 2007	December 31, 2006
$14.0 million from four mezzanine loans collateralized by senior participation interests in four loans to Walton Street Capital, which owns four Marriott Renaissance hotels; matures October 2008 with two one-year extensions; interest rate of 30-day LIBOR plus 4.5%, with interest only payments until maturity, one of the four loans was prepaid in December 2006, another was prepaid in January 2007, and the remaining two were prepaid in April 2007.	8,750	11,250
$2.3 million B-note, of a $12 million total loan amount for a 140-room Hilton Garden Inn under construction in Columbia, SC; collateralized by a second mortgage on the hotel project; interest rate of 90-day LIBOR plus 6.12% during the construction period with a 6.00% accrual, and 90-day LIBOR plus 5.87% during year one with a 6.00% accrual and 90-day LIBOR plus 7.87% for years two through five of the permanent loan with a 4.00% accrual; funded ratably over the construction period.	2,250	2,250
$1.7 million “B” note for a 122-room Hilton Garden Inn under construction in Tuscaloosa, AL; collateralized by a second mortgage on the hotel project; interest rate of 90-day LIBOR plus 7.63% during the construction period with an incremental 3.29% accrual; thereafter the interest rate is 90-day LIBOR plus 7.43%, with an incremental 3.29% accrual during the first year only; the accrual is due upon maturity, which is five years from the date the property opens to the general public; funded ratably over the construction period.	1,589	1,318
$2.2 million five-year “B” note for a 101-room Hampton Inn & Suites under construction in Murfreesboro, TN; interest rate of 30-day LIBOR plus 6.05%, with an additional 3.86% accrual per annum; payments are interest only during construction of the hotel and the first 12 months of hotel operations and thereafter include principal payments based on a 25-year amortization period; funded ratably over the construction period.	1,215	533
$20.3 million “B” note as part of a $66 million senior note to fund the $91.5 million refinance and refurbishment of the Lady Luck casino and adjacent hotel; interest at a fixed rate of 12.63% for two years with two one-year extensions, sold February 2007.	—	20,308
$2.2 million mezzanine loan collateralized by the ownership interest in the entity that owns the Homewood Suites in Denver, CO; interest rate of 30-day LIBOR plus 7.50%.	—	—
$1.2 million “B” note, as part of a total $7.8 million financing, collateralized by a 104-room Holiday Inn Express under construction in Webster, NY, construction-to-five-year permanent loan, interest at 90-day LIBOR plus approximately 7.00%, with an additional 3.94% of the original principal balance accruing until the loan is paid in full; funded ratably over the construction period.	341	—
Total notes receivable	$29,530	$52,146
Total interest receivable and deposit related to notes	$1,194	$1,759

At March 31, 2007 and December 31, 2006, 30-day LIBOR was 5.32%.  At March 31, 2007 and December 31, 2006, 60-day LIBOR was 5.34% and 5.35%, respectively.  At March 31, 2007 and December 31, 2006, 90-day LIBOR was 5.35% and 5.36%, respectively.  At March 31, 2007 and December 31, 2006, the prime interest rate was 8.25%.

The Company purchased the junior participation interest in the Lady Luck Loan for $20.3 million pursuant to a Participation Agreement with the senior participant, dated May 5, 2006 (the “Participation Agreement”).  On February 20, 2007, the parties to the Participation Agreement entered into a Put Agreement (the “Put Agreement”), whereby the parties established a put option that permitted the Company, at any time within seven calendar days of the execution of the Put Agreement, at its sole option, to sell its junior participation interest to the senior participant in the Lady Luck Loan.  The Put Agreement was entered into in connection with Och-Ziff Merger Agreement negotiations with Wilbur Acquisition Holding Company, LLC.  Upon exercise of the Company’s put option, the senior participant was obligated to purchase from the Company the junior participation interest in its entirety for a purchase price of approximately $15.2 million.  The Company exercised this put option on February 21, 2007.  Accordingly, the

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Company recognized a loss of approximately $5.3 million, including the put fee and accrued, unpaid interest, during the quarter ended March 31, 2007 as a result of this sale.  Management did not consider this note to be impaired as of December 31, 2006 and accordingly no loss was recognized at December 31, 2006.

In April 2007, the two remaining mezzanine loans collateralized by the senior participation interest in the loans to Walton Street Capital were repaid in full.  In May 2007, the $1.4 million first mortgage loan collateralized by the Comfort Inn in Greenville, SC, was repaid in full.

10.  INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  The Company is currently under examination by the Internal Revenue Service and by various states.   The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  The Company believes it has no material exposures.  Therefore, both before and after the adoption of FIN 48 no reserves for uncertain income tax positions have been recorded.  In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. The Company’s policy is that it recognizes interest related to unrecognized tax benefits in interest expense and penalties in operating expenses.

The income tax benefit for the three months ended March 31, 2007 included a federal income tax benefit of $112 and a state income tax benefit of $13.  The income tax benefit for the three months ended March 31, 2006 included a federal income tax benefit of $164 and a state income tax benefit of $19.  These tax benefits were calculated using an effective tax rate of 38% applied to the net loss of Barclay.  The Company believes that Barclay will generate sufficient future taxable income to realize its deferred tax asset.

EARNINGS PER SHARE

Net income per common share is computed by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding during the period.  Net income per common share assuming dilution is computed by dividing net income available to common shareholders, plus income allocated to minority interest, by the weighted-average number of common shares assuming dilution during the period.  Weighted average number of common shares assuming dilution includes common shares and dilutive common share equivalents, including redeemable limited partnership units, stock options, and unvested stock grants.  The following is a reconciliation of the amounts used in calculating basic and fully diluted income per common share for the three months ended March 31, 2007 and 2006:

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

Three Months Ended March 31,	2007	2006
Income (loss) from continuing operations	$(3,512)	$1,136
Less: preferred stock distributions	(1,840)	(1,840)
Loss from continuing operations available to common shareholders	$(5,352)	$(704)
Income from discontinued operations	$10,362	$5,144
Net income available to common shareholders	$5,010	$4,440
Weighted average number of common shares basic and diluted	28,974	26,418
Earnings per share - basic and diluted
Loss from continuing operations available to common shareholders	$(0.18)	$(0.03)
Income from discontinued operations	$0.35	$0.20
Net income available to common shareholders basic and diluted	$0.17	$0.17

The potential common shares (represented by minority interest, outstanding stock options and stock grants) for the three months ended March 31, 2007 and 2006 totaled 1,426,319 and 1,333,981 respectively.  For the three months ended March 31, 2007 there were 10,000 stock options, 371,950 unvested stock grants and 1,298,480 minority interest units outstanding, which were antidilutive and are not included in the calculation of diluted income (loss) per share.  For the three months ended March 31, 2006 there were 10,000 stock options, 264,891 unvested stock grants and 1,298,480 minority interest units outstanding, which were antidilutive and are not included in the calculation of diluted income (loss) per share.

Effective with the Company’s entry into its subsequently terminated merger agreement with Och- Ziff on February 21, 2007, the Company has been prohibited from paying common dividends.  The Company is further prohibited from paying common dividends while subject to the Merger Agreement with Inland.  During the first quarter of 2007, the Company declared a quarterly cash dividend of $0.50 per Series B preferred share.  During the first quarter of 2006, the Company declared quarterly cash dividends of $0.15 per common share and $0.50 per Series B preferred share.

11.  CREDIT FACILITIES AND MORTGAGE LOANS

Credit Facilities

On March 11, 2005, the Company through its wholly owned subsidiary, Winston SPE II, LLC (“SPE II”), entered into a $215 million credit facility (the “GE Line”) with General Electric Capital Corporation (“GECC”).  At March 31, 2007, the GE Line provided for revolving loan commitments and letters of credit up to $215 million.  The GE Line bears interest at rates from 30-day to 180-day LIBOR (30-day LIBOR and 180-day LIBOR equaled 5.32% and 5.33%, respectively, at March 31, 2007) plus 1.75% to 2.50%, based on the ratio of the underwritten net operating income of the hotels that collateralize the GE Line to the outstanding principal balance of the GE Line.  Availability is calculated each quarter on a trailing twelve-month basis based primarily upon the underwritten net operating income of the hotels that collateralize the GE Line divided by 12.5%.  At March 31, 2007, the interest rate was based on 30-day LIBOR plus 1.75%.  An unused fee of up to 0.25% is also payable quarterly on the unused portion of the GE Line.  Availability on the GE line at March 31, 2007 was approximately $173.0 million.  At March 31, 2007 and December 31, 2006 the balance under this facility was $0 and $1.1 million, respectively.  The GE line expires in October of 2010.

In October 2004, the Company entered into a $50 million master repurchase agreement with Marathon Structured Finance Fund, L.P. (“Marathon”).  Under the agreement, the Company sold assets to Marathon and agreed to repurchase those assets on a certain date.  In February 2007, the Company terminated this master repurchase agreement.

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

In November 2005, the Company entered into an $8.4 million credit facility with Marathon.  The facility was originally collateralized by four existing mezzanine loans with an aggregate carrying value of $14.0 million.  In December 2006, one of the mezzanine loans and the related portion of the facility were paid off.  Therefore, at December 31, 2006 the balance under this facility was $6.8 million.  In January 2007, another of the mezzanine loans and the related portion of the facility were paid off.  Therefore, at March 31, 2007 the balance under this facility was $5.3 million.  In April 2007, the remaining two mezzanine loans and the related portion of the facility were paid off, bringing the balance to $0 and closing the facility.

Mortgage Loans

The Company’s mortgage loans consisted of the following:

	March 31, 2007	December 31, 2006
Collateralized by wholly-owned hotels
Sixteen ten-year CMBS loans collateralized by 16 hotels, at a fixed interest rate of 5.94%, interest only for four years, thereafter interest and principal payments based on a 30-year amortization period.	$176,000	$176,000
Five-year first mortgage loan collateralized by the Homewood Suites hotel in Princeton, NJ, at a variable interest rate of 90-day LIBOR plus 1.75%, principal and interest payments starting on May 1, 2007, (paid off April 2007).	12,600	9,868
Five-year recourse construction-to-permanent first mortgage loan for $9.0 million, collateralized by the Hilton Garden Inn hotel which opened during March 2007 in Wilmington, NC, at a variable interest rate of 30-day LIBOR plus 1.8%, interest added to principal during construction, (paid off May 2007).	7,475	3,156
Five-year construction-to-permanent first mortgage loan for $7.0 million, collateralized by the Residence Inn hotel under construction in Roanoke, VA, at a variable interest rate of 30-day LIBOR plus 1.5%, interest added to principal during construction, principal and interest payments starting after the final disbursement.	—	—
Collateralized by consolidated joint venture hotels (See Note 8)
Five-year loan collateralized by the Chapel Hill Courtyard by Marriott hotel matures March 8, 2010, at a fixed interest rate of 7.51%, with interest and principal payments based on a 20-year amortization period.	8,638	8,694
Ten-year loan collateralized by the Ponte Vedra Hampton Inn hotel, matures February 1, 2011, at a variable interest rate of 30-day LIBOR plus 3%, with interest and principal payments.	4,635	4,659
Five-year loan collateralized by the Stanley hotel matures August 11, 2010, with a 10-year amortization period, at a fixed interest rate of 6.19%, with interest and principal payments.	12,642	12,696
Five-year first mortgage loan collateralized by the Courtyard by Marriott hotel in Kansas City, MO, matures November 1, 2011, at a variable interest rate of 90-day LIBOR plus 1.75%, principal and interest payments based on a 20-year amortization period.	10,817	10,879
Five-year first mortgage loan collateralized by the Hilton Garden Inn hotel in Akron, OH, at a variable interest rate of 90-day LIBOR plus 1.75%, principal and interest payments starting on May 1, 2007.	7,900	5,742
Total	$240,707	$231,694

At March 31, 2007 and December 31, 2006 30-day LIBOR was 5.32%.  At March 31, 2007 and December 31, 2006 90-day LIBOR was 5.35% and 5.36%, respectively.  The combined aggregate maturities of mortgage loans for the remainder of 2007 through 2011 and thereafter, in millions, are approximately $8.4, $1.3, $1.4, $21.8, $16.5 and

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

$191.4.  Construction-to-permanent notes will not have final payment schedules until they become permanent.  The maturities noted above show the expected maturity date for these notes to be the year that the construction note is expected to convert to the permanent note.  The maturities noted above include for the remainder of 2007 through 2011 and thereafter, in millions, $7.6, $0.2, $0.2, $0.2, $0.2 and $11.7 based on the amortization schedules for the two loans paid off in 2007.

12.       SEGMENT REPORTING

The Company presently operates in two business segments within the hotel lodging industry: Hotel Ownership and Hotel Financing.  Hotel Ownership refers to owning hotels directly or through joint ventures and includes the Company’s and it’s joint ventures’ development activities.  Hotel Financing refers to owning hotel-related loans through origination or acquisition.  The Company does not allocate certain corporate-level accounts to its operating segments, including corporate general and administrative expenses, interest and other income unrelated to notes receivable and minority interest in the Partnership.  Aside from the Company’s portfolio of notes receivable and related interest receivable, all assets of the Company relate to the Hotel Ownership segment.  In addition, all capital expenditures incurred by the Company relate to the Hotel Ownership segment.  Financial information related to the Company’s reportable segments for the three months ended March 31, 2007 and 2006 was as follows:

	Hotel	Hotel
Three Months Ended March 31, 2007:	Ownership	Financing	Corporate	Consolidated
Operating revenues	$43,386	$—	$—	$43,386
Operating expenses	(28,406)	(2)	(6,326)	(34,734)
Depreciation and amortization	(6,137)	—	—	(6,137)
Extinguishment of debt	—	—	(272)	(272)
Loss on sale of note receivable	—	(5,322)	—	(5,322)
Interest and other income	—	1,500	220	1,720
Interest expense	(3,100)	(796)	—	(3,896)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in loss of unconsolidated joint ventures	5,743	(4,620)	(6,378)	(5,255)
Loss allocation to minority interest in Partnership	—	—	237	237
Loss allocation to minority interest in consolidated joint ventures	213	—	—	213
Income tax expense	(11)	—	—	(11)
Equity in income of unconsolidated joint ventures	1,304	—	—	1,304
Income (loss) from continuing operations	$7,249	$(4,620)	$(6,141)	$(3,512)
Income from discontinued operations				10,362
Net income				$6,850

Total assets	$516,573	$30,724	$—	$547,297

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

	Hotel	Hotel
Three Months Ended March 31, 2006:	Ownership	Financing	Corporate	Consolidated
Operating revenues	$36,395	$—	$—	$36,395
Operating expenses	(24,188)	—	(3,028)	(27,216)
Depreciation and amortization	(5,180)	—	—	(5,180)
Interest and other income	—	1,243	143	1,386
Interest expense	(3,791)	(621)	—	(4,412)
Income (loss) before allocation to minority interest in Partnership, allocation to minority interest in consolidated joint ventures, income taxes, and equity in income of unconsolidated joint ventures	3,236	622	(2,885)	973
Loss allocation to minority interest in Partnership	—	—	34	34
Loss allocation to minority interest in consolidated joint ventures	134	—	—	134
Income tax expense	(27)	—	—	(27)
Equity in income of unconsolidated joint ventures	22	—	—	22
Income (loss) from continuing operations	$3,365	$622	$(2,851)	$1,136
Income from discontinued operations				5,144
Net income				$6,280

Total assets	$500,140	$40,069	$—	$540,209

14.       COMMITMENTS AND CONTINGENCIES

Merger Agreement

See Note 2 for commitments and contingencies related to the Merger Agreement.

Law suit related to Och-Ziff Merger

On February 21, 2007, the Company entered into the Och-Ziff Merger Agreement.  On March 5, 2007, a lawsuit styled Whitney v. Winston Hotels, Inc., et al. (Case No. 07-CVS-3449), was filed in Superior Court in Wake County, North Carolina, naming the Company, the individual members of the Company’s board of directors, Wilbur Acquisition Holding Company, LLC (“Wilbur Acquisition”) and its wholly-owned subsidiary (“Wilbur Subsidiary”) formed for the purpose of effecting the proposed merger, as defendants.  On April 2, 2007, the Company entered into the Merger Agreement.  On April 5, 2007, the Company filed a notice of designation requesting that the lawsuit be designated as a mandatory complex business case and moved to the North Carolina Business Court.  This request was granted on April 11, 2007.  On May 2, 2007, the plaintiff filed an amended complaint in Superior Court in Wake County, North Carolina naming Inland and IAA as defendants in addition to those defendants set forth above.  The lawsuit seeks class action status and generally alleges that members of the Company’s board of directors breached fiduciary duties to the Company’s shareholders by entering into each of the merger agreements, and that Wilbur Acquisition, Wilbur Subsidiary, Inland and IAA aided and abetted the other defendants’ alleged fiduciary breaches.  The lawsuit seeks a variety of equitable and injunctive relief, including enjoining defendants from completing the merger, enjoining solicitation of proxies through the dissemination of the proxy statement, declaring the termination fee for not completing the merger to be unfair and enjoining the payment of such fee, and awarding pre-and post judgment interest, attorney’s fees, expert fees and other costs incurred by the plaintiffs.  The Company denies the allegations of the lawsuit and intends to vigorously defend the action.

Legal Action Related to Tribeca Hotel

In August 2006, the Company announced that it had entered into a definitive agreement to acquire a hotel property currently under construction in the Tribeca area of New York City.  As previously disclosed, the project has experienced a delay in construction and, as a result, the Company is continuing to pursue legal action against the seller

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

of the property.  The Company intends to close the project in accordance with the purchase and sale agreement, pending resolution of the Company’s dispute with the seller.  The Company does not expect the delay to have a material adverse effect on its cash flows, financial condition or results of operations.

Various Legal Actions

In addition to the aforementioned litigation, the Company is presently subject to various lawsuits, claims and proceedings arising in the ordinary course of business, none of which, if the outcome is determined to be unfavorable to the Company, are expected to have a material adverse effect on its cash flows, financial condition or results of operations.

Franchise Agreements

Of the 51 hotels in which the Company holds an ownership interest, 50 are operated under franchises from nationally recognized franchisors including Marriott International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group PLC, (formerly Six Continents PLC) and Choice Hotels International.  The Company anticipates that most of the additional hotel properties in which it invests will be operated under franchise licenses.  Franchisors provide a variety of benefits for franchisees including national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

The hotel franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the Company must comply.  The franchise licenses obligate the Company to comply with the franchisors’ standards and requirements with respect to training of operational personnel, safety, insurance, the types of services and products ancillary to guest room services that may be provided, display of signs, and the type, quality, and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

The franchise agreements provide for termination, at the franchisor’s option, upon the occurrence of certain events, including the Company’s failure to pay royalties and fees or perform its other covenants under the franchise agreement, bankruptcy, abandonment of the franchise, commission of a felony, assignment of the franchise without the consent of the franchisor, or failure to comply with applicable law or maintain applicable standards in the operation and condition of the relevant hotel.  The franchise agreements will not renew automatically upon expiration.  The 50 hotels’ franchise licenses, including seven joint venture hotels, will expire as follows:

Year of Expiration	Number of Hotels
2007	1
2008	2
2009	2
2010	1
2011	2
2012	2
2013	4
2014	1
2015	1
2016	2
2017	10
2018	3
2019	6
2020	1
2022	3
2023	1
2024	3
2025	1
2026	1
2027	2
2031	1

The Company received written notification from a franchisor that the franchise license agreements for three of its hotels, which expire in January 2008, March 2009 and November 2010, will not be renewed.  The franchisor has notified the Company that it will not extend any of the three franchise licenses beyond the end of 2007 if the Merger is completed.  The Company may decide to change the brand of the hotels prior to the expiration date.  The expiration of these licenses is not expected to have a material impact on the Company’s results of operations in the future.  There can be no assurance that other licenses will be renewed upon the expiration thereof.  Such future non-renewals could have a material adverse effect on the Company.

WINSTON HOTELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except per share amounts)

The Company’s franchisors periodically inspect the Company’s hotels to ensure that they meet certain brand standards primarily pertaining to the condition of the property and its guest service scores.  As of March 31, 2007, the Company was in default at three hotels for product improvement issues and/or low guest service scores.  The Company is currently in the process of curing these deficiencies to comply with the respective franchisor’s standards, and although the Company expects to cure these defaults and obtain an acceptable rating for each of these hotels, it can provide no assurance that an acceptable rating will be received for these hotels.  The failure by the Company to cure defaults at multiple properties and the potential subsequent terminations of franchise agreements by its franchisors related to these defaults could have a material adverse effect on the Company’s financial statements and/or results of operations.